Ralcorp










Post
HONEY BUNCHES
of Oats







Our Continued Focus on Growth

Ralcorp Holdings, Inc.
2009 Annual Report
With Proxy Statement and
Notice of Annual Meeting



Ralcorp Overview

Ralcorp, the nation's leading producer of private label foods, manufactures and markets a diverse mix of branded, value brand and store brand products to grocery, mass merchandise and drugstore retailers, as well as frozen bakery products sold to in-store bakeries and food-service customers. From its headquarters in St. Louis, MO, Ralcorp operates several businesses organized into reporting segments by product type.

















Cereals, accounting for nearly 50 percent of company sales, includes many varieties of Post brand cereals and private label ready-to-eat cereals, hot cereals, and other cereal-based products like nutrition bars.

Frozen Bakery Products, representing nearly 20 percent of overall sales, includes frozen griddle products like pancakes, waffles and French toast; frozen pre-baked breads, biscuits, muffins, cookies and pastries; and frozen dough.

Snacks, which accounts for approximately 20 percent of sales, includes store brand and value brand crackers and cookies, nuts and seeds, snack mixes and trail mixes, corn-based salty snacks and chips, and chocolate confections.

Sauces & Spreads, representing over 10 percent of sales, includes store brand preserves and jellies, peanut butter, syrups, salad dressings, mayonnaise, salsa, pasta sauce, barbecue sauce, other sauces, and cocktail mixes.









To Our Fellow Shareholders

Fiscal 2009 for Ralcorp Holdings was a year of tremendous transition, underscored by the integration of the largest acquisition in our history ... a year of impressive performance in a highly disruptive economy, reflecting the solid positioning and value proposition of our private label business ... and a year of continued progress in our efforts to grow and diversify our company, building long-term shareholder value.



David Skarie Kevin Hunt

Fiscal 2009 Operating Results

For the fiscal year ended September 30, 2009, Ralcorp achieved strong financial results that exceeded our internal expectations. Net sales climbed 38 percent to $3.89 billion compared to $2.82 billion the prior year, primarily resulting from the Post Foods and Harvest Manor Farms acquisitions, as well as higher prices in response to higher input costs. The company experienced higher raw material costs across all segments, with an overall negative impact totaling nearly $70 million. Still, net earnings increased 73 percent to $290.4 million compared to $167.8 million the year before.

Segment Results. Net sales for our Cereals segment doubled to $1.87 billion in fiscal 2009, primarily as a result of the full-year sales contribution of Post Foods. Excluding Post, net sales for the segment's base business increased 6 percent, aided by increased volume and higher prices. Profit contribution for the segment rose to $342.6 million, reflecting the addition of Post. While Post's sales volumes and competitive position in the cereal category were hurt by the business challenges arising from the complex integration and transition processes during the year, as well as the timing and amount of promotional activity relative to the competition, we are excited about our plans to improve the competitiveness of Post brands. In addition, now that Post is firmly on the Ralcorp platform, we will begin driving costs out of the business.

Net sales for the Frozen Bakery Products segment decreased 2 percent to $694.8 million as volume declines across all three channels were only partially offset by price increases. Sales volume in the foodservice channel, negatively affected by lower restaurant traffic and the loss of a major customer, was off 16 percent; in-store bakery channel sales declined 8 percent due to lower sales of breads and cookies; and sales volume in the retail channel slipped 5 percent from competitive pricing and promotion and overall softness in the category. The segment's profit contribution rose to $69.1 million as a result of significant pricing improvements and favorable exchange rates, partially offset by the effects of the volume declines, an unfavorable product mix and unfavorable raw material costs.

Net sales for the Snacks segment grew 16 percent to $793.7 million, primarily from the Harvest Manor Farms

Financial Summary

(in millions except per share data)

Year Ended September 30,	2007	2008	**2009**
Results for Year			
Net Sales	$2,233.4	$2,824.4	**$3,891.9**
Net Cash Flow from Operating Activities	217.6	132.8	**326.7**
Net Earnings	31.9	167.8	**290.4**
Diluted Earnings Per Share*	$1.17	$5.38	**$5.09**
Effects of Special Items (per share)*			
Gain (loss) on Vail forward sale contracts	$(2.10)	$2.32	**$.20**
Gain on sale of Vail securities	-	.15	**.79**
Equity in Vail earnings	.15	.45	**.17**
Post Foods inventory valuation adjustment	-	(.47)	**-**
Post Foods transition and integration costs	-	(.16)	**(.35)**
Year-End Position			
Total Assets	$1,853.1	$5,343.9	**$5,452.2**
Long-Term Debt	763.6	1,668.8	**1,611.4**
Total Shareholders' Equity	483.4	2,411.5	**2,705.6**

* Diluted Earnings Per Share includes effects of certain items related to Ralcorp's investment in Vail Resorts, Inc. and the Post Foods acquisition, as indicated.



Delivering Strong Results
Net Sales
(in billions)
Total Segment Profit Contribution
(in millions)
Diluted Earnings Per Share*
$4.0
3.5
3.0
2.5
2.0
1.5
1.0
.5
0
$600
500
400
300
200
100
0
$5.00
4.00
3.00
2.00
1.00
0
05 06 07 08 09
+23%
Compound Annual Growth
+36%
Compound Annual Growth
+18%
Compound Annual Growth
* Adjusted to exclude effects of certain items related to Ralcorp's investment in Vail Resorts, Inc. and the Post Foods acquisition, as listed in the table on page 1

acquisition. Base business net sales increased 2 percent as a result of price improvements offset by volume declines driven by a decision to exit lower margin business. With the improved margins, as well as the acquisition effect, the segment's profit contribution rose by $32.4 million to $79.5 million.

Net sales for the Sauces and Spreads segment increased 8 percent to $529.5 million fueled by higher pricing, as volumes were nearly flat. Profit contribution for the segment was greatly improved, reaching $38.1 million as selling price adjustments are finally catching up with the rising input costs experienced over the past two years.

Financial Initiatives

During this period of economic uncertainty, we made a concerted effort to reduce our leverage ratios and secure additional liquidity. During 2009, we approached the rating agencies for the first time and earned investment-grade ratings of Baa3 from Moody's and BBB- from Standard & Poor's. While this was a significant accomplishment for fiscal 2009, more importantly, it sets the stage for potential opportunities ahead. These favorable ratings give us unprecedented access to the deepest pool of capital in the world – the investment-grade bond market – enabling us to concentrate on executing our business strategy and providing greater flexibility for the future. In August 2009, we obtained additional flexibility by completing the offering of $300 million of 6.625% senior notes not due until 2039.

For over a decade, Ralcorp has been a significant shareholder in Vail Resorts, Inc., a leading operator of ski resort properties in the Colorado Rocky Mountains and Lake Tahoe areas. Earnings and losses related to this non-core asset added confusion to the financial results from our core food businesses. We implemented a strategy to withdraw from Vail Resorts, and greatly reduced our ownership throughout the past year. In September, we sold the last of our shares and have completely exited that investment.

The Economy and Store Brands

While the sluggish economy provided a challenging operating environment last year, it also greatly benefited portions of Ralcorp's business. While more people eating at home is advantageous to retail food producers in general, the switch to less expensive, properly marketed store brands is particularly beneficial to our company. We view an economic landscape like this past year as a free trial period for consumers to try store brands and experience the value of a high-quality product at a lower price. At the same time, it is an opportunity as well for our retail customers to use private label brands to clearly differentiate their stores from the competition, increase business and win customer loyalty.

Store brand growth is not completely attributable to a struggling economy. While sales of private label products accelerate during periods of economic weakness, store brand growth has consistently exceeded branded growth over the last 10 years. We see this as a secular, durable growth trend that has been well established over time – and today, store brands account for one of every five items sold in the nation's supermarkets, drugstores and mass merchandisers.

Acquisition Strategy

As a growth-through-acquisition company, Ralcorp continually seeks to profitably expand its core businesses with the purchase of strong companies with solid prospects for growth. Following this strategy, we have acquired more than 20 companies of varying sizes since 1997.

Post Foods. In early August 2008, we finalized the acquisition of the Post cereal business from Kraft Foods Inc. for approximately $2.6 billion, including the issuance of 30.5 million shares of Ralcorp common stock and the assumption of nearly $965 million in debt. With annual sales exceeding $1 billion, the Post Foods acquisition increased Ralcorp's total annual sales by more than 40 percent. Through this acquisition, we expanded our manufacturing footprint with plants in Battle Creek, Michigan; Jonesboro, Arkansas; Modesto, California; and Niagara Falls, Ontario, adding additional capabilities and flexibility to our nationwide cereal production network.

The addition of Post brings us the nation's third-largest branded ready-to-eat cereal manufacturer with a more than century-old tradition of innovation and quality and a broad portfolio of iconic brands. An important part of breakfast history for generations of Americans, Post today offers a selection of nutritious, great-tasting cereals for both kids and adults. Products include Grape-Nuts®, Shredded Wheat, Raisin Bran, Selects®, Golden Crisp®, Alpha-Bits®, Honeycomb®, Pebbles®, and Honey Bunches of Oats®, the third-largest revenue brand of ready-to-eat cereal.

We completed an incredibly complex and comprehensive transition that involved decoupling Post from other Kraft operations, assuming complete control in late April, and building an infrastructure to support the business with a new approach to marketing and merchandising directly to consumers. The transition and integration of Post throughout last year required a tremendous effort by a great many people – within the cereals


Post
The acquisition of Post Foods, America's third-largest branded ready-to-eat cereal manufacturer, added a portfolio of iconic brands including a variety of nutritious and great-tasting cereals, significantly extended our manufacturing footprint and provided a strategic platform to potentially build an expanded branded food business.
RAISIN BRAN
Alpha-Bits
grape-nuts
Bran Flakes
Shredded Wheat
Trail Mix Crunch
Great Grains

segment and across the entire corporation. Through their efforts, the Post Foods business has met our expectations for net sales and operating profit during our first full year of ownership, and we delivered on our target EBITDA contribution of approximately $300 million on an annualized basis.

In last year's annual report, we defined the merging of Ralcorp and Post as "the right combination" for long-term growth. Our task now is to leverage that combination and build on it, not only in our cereal business but across the entire company. While greatly enhancing our current offerings in the cereal category, the addition of Post and development of its distribution and sales network give us a platform for building an expanded branded food business through organic growth and acquisitions.

Harvest Manor Farms. In March 2009, the company completed the acquisition of privately owned Harvest Manor Farms, LLC, a leading producer of high-quality private label and branded nuts, seeds, candied nut snacks and mixes, with annual net sales of approximately $180 million. Originally founded in 1913, Harvest Manor Farms continues its manufacturing operations at facilities in El Paso, Texas.

In addition to its Hoody's flagship retail brand, the firm produces fine nut and snack products under other minor brands, as well as private label brands for grocery stores, discount stores, convenience stores, drugstores and mass merchandisers. Its products are also used by customers in the foodservice, dairy, cereal, produce and bakery industries. The acquisition greatly enhanced our nut product offerings, customer base and manufacturing capacity.

Corporate Responsibility

At Ralcorp, we believe in being a responsible corporate citizen. Our activities in this area are based upon two fundamental ideas: manufacturing products in the safest, most efficient manner possible; and doing this in an ethical way that makes a positive impact on society.

Food safety and quality is an overarching commitment at Ralcorp. This is one area where we cannot compromise, so our focus has been three-fold: investing in this area; improving our supplier expectations; and upholding our commitment to the Global Food Safety Initiative (GFSI). In fiscal 2009 alone, we invested over $7 million to improve our production systems to achieve GFSI certification. We also developed a more comprehensive supplier expectation manual that all our divisions now use. The investment and the supplier expectation guidelines center on protecting our products back to their fields of origin and ensuring that the food supply, particularly the food we produce, is as safe as possible. As a result, an independent firm has audited and recertified our manufacturing facilities as GFSI compliant, with the exception of our newly acquired and

Ralcorp's Growing Footprint

Through our continuing acquisition strategy, we've built a flexible, nationwide production and distribution network. Although some facilities have been strategically divested or closed along the way, we've grown from 8 plants in 1994 to 36 plants in 19 states and provinces today.



Existing in 1994 | Added 1995-2000 | Added 2001-2004 | Added 2005-2007 | Added 2008-2009 | Administrative Offices

The addition of Harvest Manor Farms, a leading producer of quality private label and branded nuts, seeds, candied nut snacks and mixes, including the Hoody's brand, expands Ralcorp's product lineup.


HOODY'S
SNACK MIX

integrated plants at Post and Harvest Manor Farms, which will undergo their certification reviews in 2010.

The safety of our employees goes hand-in-hand with that of our products. In fiscal 2009, partially as a result of two new safety initiatives, Ralcorp's safety metrics were better than industry averages and reflected a 35 percent improvement from last year.

As a major producer of food in North America, we realize that reducing our impact on the environment is an important part of our future and is a leading concern among our key stakeholders. While our geographic footprint is growing, we are committed to minimizing the environmental footprint of our business through our use of raw materials, manufacturing methods, selection of suppliers and the distribution of our products. To this end, we initiated a major materials management and recycling program this year. A consultant was contracted to perform waste management and recycling audits at 32 of our plants, make key recommendations to help further our progress, and assist us with developing implementation plans for enhancing our company-wide programs. So far, seven plants have enhanced their recycling programs through this phased approach, and additional plants are scheduled to follow in 2010.

On the social front, though we support a number of community programs through cash contributions and sponsorships, much of our activity is food focused. We provide donations to regional and local food banks, as well as local community groups and organizations. In 2009, Post partnered with Feeding America on Post's Bowls of Hope program to donate up to 15 million bowls (1.5 million boxes) of cereal, and Post's Canadian division partnered with Food Banks Canada to donate up to 400,000 boxes of cereal. Our private label businesses were also actively involved in food donation efforts, contributing a combined total of more than 2 million items to hunger relief organizations including Feeding America, Second Harvest Heartland and Feed the Children.

While we have accomplished much, we also know there is much more to do, and our corporate responsibility initiative continues to evolve as we identify a common strategy across our various businesses.

Management Changes

In May 2009, Charles G. Huber, Jr. was promoted to president of Ralcorp Frozen Bakery Products and retains his status as a corporate vice president. With 20 years of company experience, most recently as general counsel and secretary, Chuck's demonstrated leadership skills and deep knowledge of our frozen bakery products operations make him a great fit to lead the division.

Gregory A. Billhartz has replaced Chuck as general counsel and secretary. Previously, Greg was assistant general counsel and assistant secretary at Arch Coal, Inc. With his strong legal credentials as well as an understanding and practical experience of the complex issues companies face today, he is a welcome addition to our management team.

Outlook for the Future

We are pleased with our progress, but never satisfied with our results. This culture of continuous improvement permeates our entire organization, with associates at every level knowing they can do better next quarter or next year because of what they learned from executing this time. Most of all, we have high expectations, for ourselves, for our company and for our associates.

Our success is a direct result of the hard work and dedication of associates throughout our company, executing our strategies and operating initiatives. We continue to count on their exceptional efforts in these uncertain times.

As we enter fiscal 2010, we are continuing our unwavering focus on what we do best – growth through strategic acquisitions, organic growth of our existing businesses, fortifying a durable business model and maximizing long-term shareholder value. On behalf of management and our Board of Directors, we thank you for your continued support and confidence.

Kevin J. Hunt
Co-Chief Executive
Officer and President

David P. Skarie
Co-Chief Executive
Officer and President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2009
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **1-12619**

RALCORP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Missouri	**43-1766315**
(State of incorporation)	(I.R.S. Employer Identification No.)
800 Market Street, St. Louis, Missouri	**63101**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(314) 877-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑Yes ☐No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. ☑Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) ☐Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☑No

On March 31, 2009, the aggregate market value of the Common Stock held by non-affiliates of registrant was $2,959,788,316. This figure excludes the Common Stock held by registrant's Directors and Corporate Officers, who are the only persons known to registrant who may be considered to be its "affiliates" as defined under Rule 12b-2.

Number of shares of Common Stock, $.01 par value, outstanding as of November 20, 2009: 56,706,396.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2010 Annual Meeting of Shareholders to be held on January 26, 2010 are incorporated by reference into Part III.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may," or similar expressions elsewhere in this Report. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include but are not limited to the following:

- Our ability to effectively manage the growth from acquisitions or continue to make acquisitions at the rate at which we have been acquiring in the past.
- Significant increases in the costs of certain commodities, packaging or energy used to manufacture our products.
- Allegations that our products cause injury or illness, product recalls and product liability claims and other litigation.
- Our ability to continue to compete in our business segments and our ability to retain our market position.
- Our ability to maintain a meaningful price gap between our products and those of our competitors, successfully introduce new products or successfully manage costs across all parts of the Company.
- Our ability to successfully implement business strategies to reduce costs.
- The loss of a significant customer.
- Our ability to service our outstanding debt or obtain additional financing.
- Disruptions in the U.S. and global capital and credit markets.
- Fluctuations in the Canadian Dollar exchange rate.
- The termination or expiration of current co-manufacturing agreements.
- Consolidations among the retail grocery and foodservice industries.
- Change in estimates in critical accounting judgments and changes to or new laws and regulations affecting our business.
- Labor strikes or work stoppages by our employees.
- Impairment in the carrying value of goodwill or other intangibles.
- Changes in weather conditions, natural disasters and other events beyond our control.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this document. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Form 10-K

PART I

ITEM 1. BUSINESS

INTRODUCTION

Ralcorp Holdings, Inc. is a Missouri corporation incorporated on October 23, 1996. Our principal executive offices are located at 800 Market Street, Suite 2600, St. Louis, Missouri 63101. The terms "we," "our," "us," "Company," "Ralcorp," and "Registrant" as used herein refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries.

We are primarily engaged in manufacturing, distributing and marketing Post® branded cereals and a wide variety of store brand (private label) food products in the grocery, mass merchandise, drug and foodservice channels. Our products include: ready-to-eat and hot cereal products; nutritional and cereal bars; store brand and branded crackers and cookies; foodservice, store brand and branded frozen griddle products (pancakes, waffles, French toast and custom griddle products) and biscuits; foodservice and store brand breads, rolls and muffins; store brand wet-filled products such as salad dressings, mayonnaise, peanut butter, syrups, jams and jellies, and specialty sauces; and store brand and value branded snack nuts, snack mixes, corn-based snacks and chocolate candy. A significant portion of our products are sold to customers within the United States.

Our strategy is to grow our businesses through increased sales of existing and new products and through the acquisition of other companies. Since 1997 we have acquired 21 companies. We typically pursue companies that manufacture predominantly store brand or value oriented food products.

In August 2008, we acquired the Post® brand of ready-to-eat cereals ("Post Foods") from Kraft Foods Inc. Post Foods manufactures and markets ready-to-eat cereals under several brand names, including the third highest revenue brand of ready-to-eat cereal, Honey Bunches of Oats®. We are now focused on both store brand and branded food products.

The following sections of this report contain financial and other information concerning our business developments and operations and are incorporated into this Item 1:

- "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7; and
- "Acquisitions and Goodwill," "Supplemental Earnings Statement and Cash Flow Information," and "Segment Information" in the Notes to the Consolidated Financial Statements filed as part of this document under Item 8.

You can find additional information about Ralcorp including 10-Ks, 10-Qs, 8-Ks, other securities filings (and amendments thereto), press releases and other important announcements by visiting our website at http://www.ralcorp.com or the SEC's website at http://www.sec.gov for securities filings only, from which they can be printed free of charge as soon as reasonably practicable after their electronic filing with the SEC. The Company's Corporate Governance Guidelines; Standards of Business Conduct for Employees, including Executive Officers; Director Code of Ethics; and the Charters of the Board's Audit and Corporate Governance and Compensation Committees are also available on our website, from which they can be printed free of charge. All of these documents are also available to shareholders at no charge upon request sent to the Company's Secretary (PO Box 618, St. Louis, MO 63188-0618, Telephone: 314-877-7046). The information on our website is not part of this report.

RECENT BUSINESS DEVELOPMENTS

- On March 20, 2009, Ralcorp acquired Harvest Manor Farms, Inc., a leading manufacturer of high quality private label and Hoody's® branded snack nuts with manufacturing facilities in El Paso, TX.
- On August 14, 2009, Ralcorp completed its offering of $300 million aggregate principal amount of its 6.625% Senior Notes due 2039 in a private placement.
- On November 9, 2009, Mr. Stephen Van Tassel resigned as President of Post Foods.
- On November 10, 2009, Ralcorp's Board of Directors authorized the repurchase of up to 7 million shares of the Company's common stock.

OTHER INFORMATION PERTAINING TO THE BUSINESS OF THE COMPANY

Businesses

During fiscal year 2009, our businesses were comprised of four reportable business segments: Cereals (consisting of Post Foods, Ralston Foods and Bloomfield Bakers); Frozen Bakery Products; Snacks (consisting of Bremner, Medallion and Nutcracker Brands) and Sauces & Spreads (The Carriage House Companies). Our recently acquired company, Harvest Manor Farms, is reported within the Snacks segment. Beginning in fiscal 2010, the Snacks, Sauces & Spreads businesses will be combined and reported as one segment.

We develop, manufacture, and market emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own "store" brands or under value brands. We attempt to manufacture products that are equivalent in quality to branded products. In the event branded producers modify their existing products or successfully introduce new products, we may attempt to emulate the modified or new products. In conjunction with our customers, we develop packaging and graphics that rival the national brands. Our goal is that the only difference consumers perceive when purchasing our store brand products is a notable cost savings when compared to branded counterparts.

We develop and manufacture Post® brand ready-to-eat cereals. Post Foods is the third largest seller of ready-to-eat cereals in the United States. The Post Foods business primarily markets its cereal products under the Post brand and sells to the grocery, mass merchant, club, supercenter, foodservice channels and drugstore trade.

We also develop, manufacture and market signature frozen value-added bakery products for the foodservice, in-store bakery, retail and mass merchandising channels. Our frozen products typically are not emulations of branded products. Instead, they are designed to have unique tastes or characteristics that customers desire. To a much lesser extent, we also offer unique, custom products in our other businesses.

In Item 2, we have listed the principal plants operated by the Company, as well as the types of products produced at each plant.

Cereals

The Cereals business is comprised of store brand ready-to-eat and hot cereals, and the Bloomfield Bakers products, which include nutritional and cereal bars and natural and organic specialty cookies, crackers, and cereals (collectively, "Ralston Foods"), as well as Post brand ready-to-eat cereals (Post Foods). We refer to the combination of Post Foods and Ralston Foods as our Cereals business. In total, the Post Foods and Ralston Foods businesses account for approximately 58% and 42% respectively, of our fiscal 2009 Cereals business sales. These two businesses have been aggregated into a single reportable segment because they have similar economic characteristics, products, ingredients, types of customers and distribution methods, and shared processing and distribution.

Post Foods

The Post Foods business is engaged in the production, marketing and sale of ready-to-eat cereals under several brand names, including the third largest brand of ready-to-eat cereal, Honey Bunches of Oats®. Other brands include Pebbles®, Post Selects®, Spoon Size® Shredded Wheat, Post® Raisin Bran, Grape-Nuts®, and Honeycomb®. Post products are manufactured in the United States and Canada in four manufacturing facilities, utilizing a variety of production processes, including shredding, extrusion, gun-puffing, batch cooking and continuous cooking.

The Post Foods business primarily markets its cereal products under the Post brand. The Post Foods business was operated under a Transition Services Agreement with Kraft Foods Inc. until April 2009. At that time, Ralcorp took over most services previously provided under the Transition Services Agreement. U.S. sales to the grocery, mass merchant, club, supercenter, foodservice channel and drugstore trade are now managed through an internal sales staff and an independent sales agency. The business also utilizes broker distribution or similar arrangements for sales of products outside the United States. Post Foods' U.S. products are distributed through four distribution centers. In 2009, essentially all of Post Foods net sales was in ready-to-eat cereals.

Ralston Foods

Store brand ready-to-eat cereals are currently produced at five manufacturing facilities and presently include 40 different cereal varieties utilizing flaking, extrusion and shredding technologies. Our Snacks business also produces some shredded wheat cereal for Ralston Foods. Store brand and branded hot cereals are produced at one facility and include old-fashioned oatmeal, quick oatmeal, regular instant oatmeal, flavored instant oatmeals, farina, instant Ralston® (a branded hot wheat cereal), and 3 Minute Brand® hot cereals. As expected, we sell far more hot cereals in cooler months. We believe we are the leading manufacturer in the U.S. of store brand ready-to-eat and hot cereals. The Bloomfield Bakers products are produced at two manufacturing facilities that also produce some ready-to-eat cereals. A majority of the Bloomfield Bakers products are produced under co-manufacturing arrangements, with a smaller portion produced under more traditional store brand arrangements. In fiscal 2009, approximately 56%, 9% and 32% of Ralston Foods' net sales were in ready-to-eat cereals, hot cereals and the Bloomfield Bakers products, respectively. Of the Bloomfield Bakers products, approximately 64% was bars, 18% was cookies, and 18% was cereals and other items.

We produce cereal products based on our estimates of customer orders and consequently maintain, on average, four to six weeks' inventory of finished products. Our ready-to-eat and hot cereals are warehoused in and distributed through four independent distribution facilities and one of our cereal plants, and are shipped to customers principally via independent truck lines. As the majority of the Bloomfield Bakers products are produced under contract manufacturing arrangements, the related production schedule is based largely on near term forecasts provided by our contract partners. The Bloomfield Bakers products are then shipped via independent truck lines to specific customer distribution points. All products related to Ralston Foods are sold through internal sales staff and independent food brokers.

Frozen Bakery Products

Our Frozen Bakery Products business operates ten facilities. We produce frozen griddle products such as pancakes, waffles and French toast; frozen bread products such as breads, rolls and biscuits; dessert products such as frozen cookies and frozen cookie dough, muffins, and Danishes; and dry mixes for bakery foods. The business uses a combination of both make to order and make to inventory production scheduling processes. Items with predictable volumes tend to be produced to inventory, while items with inconsistent demand are typically produced to order. The majority of the products are shipped frozen with most high volume customers serviced direct from the manufacturing site, while smaller volume items are distributed through a network of third party warehouses.

The Frozen Bakery Products business sells products through a broker network and an internal sales staff. Products are sold to foodservice customers such as large restaurant chains and distributors of foodservice products, retail grocery chains, and mass merchandisers. We utilize the trademark Krusteaz® for frozen griddle products sold to retail grocery chains and mass merchandisers. Also, we produce in-store bakery cookies under the Lofthouse® and Parco® brands and in-store bakery bread under the Panne Provincio® brand. Sales of cookies increase significantly in anticipation of holidays.

We sell a significant amount of products to a large international chain of restaurants. The loss of that customer would have a material adverse effect on the Frozen Bakery Products business.

In fiscal 2009, approximately 32% of the business's net sales was griddle products, 28% was breads, rolls and biscuits, 29% was dessert products and 11% represented frozen dough and dry mixes. Approximately 38% of its net sales was in the foodservice channel, 44% was to in-store bakeries and 18% was retail.

Snacks

Our Snacks business is comprised of our Cracker and Cookie business and our Snack Nuts, Candy and Chips business. These businesses have been aggregated into a single reportable segment because they are similar in the nature of the products (private label snack foods), type of customer, and methods of distribution, and because their net sales, profit contribution, and assets are each less than 10% of the corresponding combined amounts of all operating segments.

Cracker and Cookie Business

We believe our Cracker and Cookie business is the largest manufacturer of store brand crackers and cookies for sale in the United States. The business also produces cookies under the Rippin' Good® brand and crackers under the Ry Krisp® and Champagne® brands. Management positions the Cracker and Cookie business as a low cost, premier quality producer of a wide variety of store brand crackers and cookies. In fiscal 2009 approximately 27% of the Snacks segment's net sales was in crackers and approximately 20% of its net sales was in cookies.

Our Cracker and Cookie business operates seven plants where products are largely produced to order. In the fall and winter as consumer consumption of crackers increases, we have the ability to produce to estimated volumes, thereby building product inventories ranging from four to six weeks. Store brand crackers and cookies are sold through a broker network and internal sales staff. Branded Ry Krisp crackers and branded cookies, including Rippin' Good cookies, are sold through direct store distributor networks. Our cookies and crackers are primarily distributed through our own warehouses and delivered to customers through independent truck lines and customer supplied trucks.

Snack Nuts, Candy and Chips Business

Our Snack Nuts, Candy and Chips business operates two plants that produce a variety of jarred, canned and bagged snack nuts, one plant that produces chocolate candy and one plant that produces chips (corn-based snacks). The business produces store brand products as well as value branded products under the Nutcracker®, Flavor House®, Hoody's®, Linette®, and Medallion® brands. In fiscal 2009, approximately 41% of the Snack segment's net sales was nuts, approximately 3% was candy, and approximately 9% was chips. Our snack nut and candy products are largely produced to order and shipped directly to customers; however, we maintain warehouse space where finished snack nut products are stored during peak times of demand. Snack nuts and candy are shipped to customers through independent truck lines and customer supplied trucks. We sell those products through an internal sales staff and a broker network. Profits from the sale of snack nuts are impacted significantly by the cost of raw materials (peanuts and tree nuts). Our chocolate candy products are positioned as premium chocolate products and not as an emulation of a branded product. Consequently, our chocolate candy products are sold to customers who maintain premium store brand product lines. We also produce chocolate candy for customers who use the candy as ingredients for ice cream and other products. Our corn-based snack products are produced based on customer orders and are shipped directly to customers through independent truck lines and customer supplied trucks.

Sauces & Spreads

Our Sauces & Spreads business operates four plants and produces a variety of store brand shelf-stable dressings, syrups, peanut butter, jellies, salsas and sauces, and non-alcoholic drink mixes under the Major Peters'® and JERO® brands. The business' products are largely produced to order and are shipped directly to customers using independent truck lines. However, we maintain warehouses at our plants to hold several weeks' supply of key products. The products are sold through an internal sales staff and a broker network. In fiscal 2009, approximately 20% of the business' net sales was preserves and jellies, 20% was peanut butter, 19% was table syrup, and 15% was spoonable or pourable salad dressings, with the remainder consisting of various salsas, sauces, other syrups, and drink mixes. Approximately 86% of its net sales was to retail customers.

Due to the varied nature of branded counterparts and customer preferences, this business produces far more variations of each type of product compared to our other businesses. At any one time, we maintain over 5,000 active SKUs in this segment.

Ownership of Vail Resorts, Inc.

During the past fiscal year, we held shares of Vail Resorts, Inc. (Vail) common stock. Because of our significant influence, we utilized the equity method of accounting to reflect our share of Vail's earnings (or losses) on a non-cash basis through June 2009. From October 2005 through November 2006, we entered into a series of prepaid variable forward sale contracts relating to a total of 4.95 million shares of our Vail common stock, and we received a total of approximately $140 million. The number of shares ultimately delivered depended on the price of Vail shares at settlement. On November 21, 2008, the first tranche of the initial contract was settled and we delivered 890,000 shares, and on June 4, 2009, all remaining contracts were settled and we delivered 3,503,263 shares. We sold our remaining 2,601,543 shares on the open market during the fourth quarter of 2009. As of September 30, 2009, we no longer owned any shares of Vail common stock.

Trademarks

We own (or use under a license) a number of trademarks that are important to our businesses, including Post®, Honey Bunches of Oats®, Pebbles®, Post Selects®, Spoon-Size®, Grape-Nuts®, Honeycomb®, Trail Mix Crunch®, Parco®, Lofthouse®, Krusteaz®, Major Peters'®, Medallion®, Ry Krisp®, Rippin' Good®, Flavor House® and Nutcracker®.

Competition

Our businesses face intense competition from large branded manufacturers and highly competitive store brand and foodservice manufacturers in each of their product lines. Further, in some instances, large branded companies presently manufacture, or in the past have manufactured, store brand products. Top branded ready-to-eat and hot cereal competitors include Kellogg, General Mills, Quaker Oats (owned by PepsiCo), and Malt-O-Meal. Large branded competitors of the Snacks business include Nabisco (owned by Kraft) and Keebler (owned by Kellogg), which possess large portions of the branded cracker and cookie categories. Branded competitors in the snack mix and corn-based snack categories include General Mills and Frito Lay (owned by PepsiCo). The Snacks business also faces significant competition from one significant branded snack nut producer, Planters (owned by Kraft). Top branded competitors of the Sauces & Spreads business include Kraft Foods, Bestfoods (owned by Unilever), Smucker's and Heinz. In addition, privately owned store brand manufacturers provide significant competition in all of the Company's segments. The Frozen Bakery Products business faces intense competition from numerous producers of griddle, bread and cookie products, including Kellogg.

The industries in which we compete are highly sensitive to both pricing and promotion. Competition is based upon product quality, price, effective promotional activities, and the ability to identify and satisfy emerging consumer preferences. These industries are expected to remain highly competitive in the foreseeable future. Our customers do not typically commit to buy predetermined amounts of products. Moreover, many food retailers utilize bidding procedures to select vendors. Consequently, during the course of a year, up to 50% of any segment's business can be subject to a bidding process conducted by our customers.

Future growth opportunities are expected to depend on our ability to implement strategies for competing effectively in all of our businesses, including strategies relating to emulating branded products, enhancing the performance of our employees, maintaining effective cost control programs, developing and implementing methods for more efficient manufacturing and distribution operations, and developing successful new products, while at the same time maintaining high product quality, aggressive pricing and promotion of our products.

Customers

In fiscal 2009, Wal-Mart Stores, Inc. accounted for approximately 19% of our aggregate net sales. Each of our reporting segments sells products to Wal-Mart. No other customer accounted for 10% or more of our consolidated net sales. Additionally, we sell our products to retail chains, mass merchandisers, grocery wholesalers, warehouse club stores, drugstores, restaurant chains and foodservice distributors across the country and in Canada. We closely monitor the credit risk associated with our customers and to date have not experienced material losses.

Seasonality

Due to our past equity interest in Vail, which typically yielded more than the entire year's equity income during our second and third fiscal quarters, our previous net earnings were seasonal. In addition, certain aspects of our operations, especially in the Snacks segment, hot cereal portion of the Cereals segment, and in-store bakery portion of the Frozen Bakery Products segment, are somewhat seasonal, with a slightly higher percentage of sales and operating profits expected to be recorded in the first and fourth fiscal quarters. See Note 20 in Item 8 for historical quarterly data.

Employees

As of September 30, 2009, we had approximately 9,350 employees, of whom approximately 8,625 were located in the United States and 725 were located in Canada. We have entered into numerous collective bargaining agreements that we believe contain terms that are typical for the industries in which we operate. We are not currently negotiating any collective bargaining agreements. In fiscal 2010, collective bargaining agreements at the following plants will expire: Delta, Modesto, and Chicago. As these agreements expire, we believe that the agreements can be renegotiated on terms satisfactory to the Company. We believe our relations with our employees, including union employees, are good.

Raw Materials, Freight, and Energy

Our raw materials consist of ingredients and packaging materials. Our principal ingredients are grain and grain products, flour, corn syrup, sugar, edible oils, eggs, tomatoes and other fruits, various nuts such as peanuts and cashews, and cocoa products. Our principal packaging materials are linerboard cartons, corrugated boxes, plastic bottles, plastic containers and composite cans. We purchase raw materials from local, regional, national and international suppliers. The cost of raw materials used in our products may fluctuate widely due to weather conditions, labor disputes, government regulations, industry consolidation, economic climate, energy shortages, transportation delays, or other unforeseen circumstances. Presently, we do not believe any raw materials we use are in short supply. However, the supply of raw materials can be negatively impacted by the same factors that can impact their cost. From time to time, we will enter into supply contracts for periods up to three years to secure favorable pricing for ingredients and up to five years for packaging materials. Most of our sales are FOB destination, where we pay freight costs to deliver our products to the customer via common carriers or our own trucks. Freight costs are affected by both fuel prices and the availability of common carriers in the area. We also purchase natural gas, electricity, and steam for use in our processing facilities. Where possible and when advantageous, we enter into purchase or other hedging contracts of up to 18 months to reduce the price volatility of these items and the cost impact upon our operations. In fiscal 2009, ingredients, packaging, freight, and energy represented approximately 47%, 19%, 7%, and 3%, respectively, of our total cost of goods sold.

Governmental Regulation and Environmental Matters

We are subject to regulation by federal, state and local governmental entities and agencies. As a producer of goods for human consumption, our operations must comply with stringent production, food safety and labeling standards. From time to time, changes in regulations can lead to costly label format modifications and product formulation changes. In the event such changes cause use of different ingredients, the cost of goods sold may increase. In many instances we may not be able to obtain increased pricing to offset the increased cost.

Our operations, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air quality, waste water pretreatment, storm water, waste handling and disposal, and other regulations intended to protect public health and the environment. Among the environmental matters currently affecting us are the following:

- The Environmental Protection Agency and related environmental governmental agencies have notified us that we may be liable for improper air emissions at two of our California plants and our Lancaster, OH plant. We anticipate we will be indemnified for a significant portion of any remediation and penalties by the previous owners of the California facilities. We are currently in discussions with the EPA to determine appropriate corrective actions at our Lancaster, OH facility. We believe that we have adequate reserves to cover any remaining unindemnified liability that may result from these investigations.
- Governmental authorities have notified us that our Ogden, UT facility may have wastewater discharges beyond allowable limits. We are currently in discussions with governmental authorities to determine appropriate corrective actions. We believe that we have adequate reserves to cover the cost of any potential corrective actions and related penalties.

In fiscal 2010, we will begin improvements for waste water and air treatments for facilities within our Frozen Bakery business where we expect to spend an estimated $1.2 million on improvements. While it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters and future capital expenditures for environmental control equipment, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities and any indemnified costs, should not have a material effect on our consolidated results of operations, financial position, capital expenditures or other cash flows.

Contract Manufacturing

From time to time, our segments may produce products on behalf of other companies. Typically, such products are new branded products for which branded companies lack capacity or products of branded companies that do not have their own manufacturing operations. In both cases, the branded companies retain ownership of the formulas and trademarks related to products we produce for them.

Contract manufacturing for branded manufacturing companies tend to be inconsistent in volume. Often, initial orders can be significant and favorably impact a fiscal period (with respect to sales and profits) but later volume will level off or the branded company will ultimately produce the product internally and cease purchasing product from us. Net sales under these "co-manufacturing" agreements were approximately 2% to 4% of our annual net sales for the past three years and were approximately $85.0 million in fiscal 2009.

With the acquisition of Bloomfield Bakers on March 16, 2007, we gained several branded customers who sell their products to various retailers but have no manufacturing operations of their own. During fiscal 2009, sales made under this type of arrangement were approximately $165.0 million, or 4%, of our total annual net sales.

EXECUTIVE OFFICERS

Kevin J. Hunt	58	Co-Chief Executive Officer and President of the Company since September 2003; Chief Executive Officer of Bremner Food Group, Inc. since 1995, Nutcracker Brands, Inc. since November 2003, Ralcorp Frozen Bakery Products, Inc. since June 2005 and The Carriage House Companies, Inc. since March 2008.

David P. Skarie	63	Co-Chief Executive Officer and President of the Company since September 2003; Chief Executive Officer of Ralston Foods since September 2003; and Chief Executive Officer of Post Foods since August 2008 and interim President of Post Foods since November 2009.
Gregory A. Billhartz	37	Corporate Vice President, General Counsel and Secretary since October 2009. Prior to joining Ralcorp, Mr. Billhartz was Assistant General Counsel and Assistant Secretary at Arch Coal, Inc.
Thomas G. Granneman	60	Corporate Vice President and Controller since January 1999.
Charles G. Huber, Jr.	45	Corporate Vice President, and President Ralcorp Frozen Bakery Products, Inc. He served as General Counsel and Secretary of the Company from October 2003 to October 2009.
Richard R. Koulouris	53	Corporate Vice President, and President, The Carriage House Companies, Inc. since December 1, 2006, Bremner Food Group, Inc. and Nutcracker Brands, Inc. since March 2008. He served as Corporate Vice President, and President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from November 2003 to November 2006.
Scott Monette	48	Corporate Vice President and Treasurer since September 2001.
Ronald D. Wilkinson	59	Corporate Vice President, and has been President Ralston Foods since March 2008. He served as President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from December 2006 to March 2008. He also served as Director of Product Supply of Ralston Foods from October 1996 to November 2006 and of The Carriage House Companies, Inc. from January 2003 to November 2006. He has held the Corporate Vice President position since October 1996.

(Ages are as of December 31, 2009.)

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this report, the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and financial condition.

We may not be able to effectively manage the growth from acquisitions or continue to make acquisitions at the rate at which we have been acquiring in the past.

We have experienced significant growth in sales and operating profits through the acquisition of other companies. However, acquisition opportunities may not always present themselves. In such cases, our sales and operating profit may not continue to grow from period to period at the same rate as it has in the past.

The success of our acquisitions will depend on many factors, such as our ability to identify potential acquisition candidates, negotiate satisfactory purchase terms, obtain loans at satisfactory rates to fund acquisitions and successfully integrate and manage the growth from acquisitions. Integrating the operations, financial reporting, disparate technologies and personnel of newly acquired companies involve risks. We cannot guarantee that we will be successful or cost-effective in integrating any new businesses into our existing businesses. In fact, the process of integrating newly acquired businesses may cause interruption or slow down the operations of our existing businesses. As a result, we may not be able to realize expected synergies or other anticipated benefits of acquisitions.

Commodity price volatility and higher energy costs could negatively impact profits.

The primary commodities used by our businesses include sugar, oats, wheat, soybean oil, corn sweeteners, peanuts, almonds and other tree nuts, glass containers, caps and plastic packaging. In addition, many of our manufacturing operations use large quantities of natural gas and electricity. We may experience shortages in commodity items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Higher prices for natural gas, electricity and fuel may increase our production and delivery costs. Changes in the prices charged for our products may lag behind changes in our energy and commodities costs. Accordingly, competitive pressures may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases. Additionally, we have a hedging program for heating oil relating to diesel fuel prices, natural gas, and corrugated paper products. The extent of our hedges at any given time depends upon our assessment of the markets for these commodities, including our assumptions for future prices. For example, if we believe that market prices for the commodities we use are unusually high, we may choose to hedge less, or possibly not hedge any, of our future requirements. If we fail to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors' costs and our financial results could be adversely affected.

Product liability or recalls could result in significant and unexpected costs.

We may need to recall some or all of our products or the products we co-manufacture for third parties if they become adulterated, mislabeled or misbranded. This could result in destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Should consumption of any product cause injury, we may be liable for monetary damages as a result of a judgment against us. Any of these events, including a significant product liability judgment against us could result in a loss of confidence in our food products. This could have an adverse affect on our financial condition, results of operations or cash flows.

The Company competes in mature categories with strong competition.

We compete in mature segments with competitors that have a large percentage of segment sales. Our private label and branded products both face strong competition from branded competitors for shelf space and sales. Competitive pressures could cause us to lose market share, which may require us to lower prices, increase marketing expenditures or increase the use of discounting or promotional programs, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Some of our competitors have substantial financial, marketing and other resources, and competition with them in our various markets and product lines could cause us to reduce prices, increase marketing, or lose category share, any of which would have a material adverse effect on our business and financial results. This high level of competition by branded competitors could result in a decrease in our sales volumes. In addition, increased trade spending or advertising or reduced prices on our competitors' cereal products may require us to do the same for our cereal products which could impact our margins and volumes on our branded cereal products. If we did not do the same, our revenues and market share could be adversely affected.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful.

At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in our sales volumes.

Form 10-K

Significant private label competitive activity can lead to price declines.

Some customer buying decisions are based on a periodic bidding process in which the successful bidder is assured the selling of its selected product to the food retailer, super center or mass merchandiser until the next bidding process. Our sales volume may decrease significantly if our offer is too high and we lose the ability to sell products through these channels, even temporarily. Alternatively, we risk reducing our margins if our offer is successful but below our desired price points. Either of these outcomes may adversely affect our results of operations.

Unsuccessful implementation of business strategies to reduce costs may adversely affect our results of operations.

Many of our costs, such as raw materials, energy and freight are outside our control. Therefore, we must seek to reduce costs in other areas, such as operating efficiency. If we are not able to complete projects which are designed to reduce costs and increase operating efficiency on time or within budget, our operating profits may be adversely impacted. In addition, if the cost saving initiatives we have implemented or any future cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.

Our ability to raise prices for our products may be adversely affected by a number of factors, including but not limited to industry supply, market demand, and promotional activity by competitors. If we are unable to increase prices for our products as may be necessary to cover cost increases, our results of operations could be adversely affected. In addition, price increases typically generate lower volumes as customers then purchase fewer units. If these losses are greater than expected or if we lose distribution as a result of a price increase, our results of operations could be adversely affected.

Loss of a significant customer may adversely affect our results of operations.

A limited number of customer accounts represent a large percentage of our consolidated net sales. The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through high volume food retailers, super centers and mass merchandisers. The competition to supply products to these high volume stores is intense. These high volume stores and mass merchandisers frequently re-evaluate the products they carry; if a major customer elected to stop carrying one of our products, our sales may be adversely affected.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

We have a substantial amount of indebtedness which could limit financing and other options.

As of September 30, 2009, we had long-term debt (including current maturities) of approximately $1,657.0 million. The agreements under which we have issued indebtedness do not prevent us from incurring additional unsecured indebtedness in the future but our ability to comply with the financial covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our level of indebtedness may limit our:

- ability to obtain additional financing for working capital, capital expenditures, to fund growth or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and
- flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downward turn in general economic conditions.

Our ability to meet expenses and debt service obligations will depend on the factors described above, as well as our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest and may also impair our ability to obtain additional or alternative financing. There is no assurance that we will be able to, at any given time, refinance our debt, sell our assets, borrow more money or raise equity on terms acceptable to us or at all.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing, and disrupt the operations of our suppliers and customers.

U.S. and global credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Events affecting the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities or refinance our existing debt, sell our assets or borrow more money if necessary. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our financial results.

Changing currency exchange rates may adversely affect earnings and financial position.

We have operations and assets in Canada. Our consolidated financial statements are presented in U.S. dollars; therefore, we must translate our Canadian assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the Canadian dollar may negatively affect the value of these items in our consolidated financial statements. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in value of our net foreign currency investment and our consolidated results of operations and financial position may be negatively affected.

The termination or expiration of current co-manufacturing arrangements could reduce our sales volume and adversely affect our results of operations.

Our businesses periodically enter into co-manufacturing arrangements with manufacturers of branded products. Terms of these agreements vary but are generally for relatively short periods of time (less than two years). Volumes produced under each of these agreements can fluctuate significantly based upon the product's life cycle, product promotions, alternative production capacity and other factors, none of which are under our direct control. Our future ability to enter into co-manufacturing arrangements is not guaranteed, and a decrease in current co-manufacturing levels could have a significant negative impact on sales volume.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

New laws or regulations or changes in existing laws or regulations could adversely affect our business.

The food industry is subject to a variety of federal, state, local and foreign laws and regulations, including those related to food safety, food labeling and environmental matters. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, international trade, immigration and other labor issues, all of which may have a direct or indirect effect on our business or those of our customers or suppliers. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or restrict our actions, causing our results of operations to be adversely affected.

Labor strikes or work stoppages by our employees could harm our business.

Currently, a significant number of our full-time distribution, production and maintenance employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

The bankruptcy or insolvency of a significant customer could negatively impact profits.

Over the past few years we have seen an increasing number of customers file bankruptcy. As a result, the accounts receivable related to sales to these customers were not recovered. If our bad debt reserve is inadequate to cover the amounts owed by bankrupt customers, we may have to write off the amount of the receivable to the extent the receivable is greater than our bad debt reserve. In the event a bankrupt customer is not able to emerge from bankruptcy or we are not able to replace sales lost from such customer, our profits could be negatively impacted.

We may experience losses or be subject to increased funding and expenses to our qualified pension plan, which could negatively impact profits.

We maintain a qualified defined benefit plan. Although we have frozen benefits under the plan for all administrative employees and many production employees, we remain obligated to ensure that the plan is funded in accordance with applicable regulations. The fair value of pension plan assets (determined pursuant to ASC Topic 715 guidelines) was approximately $50 million below the total benefit obligation of the plan as of September 30, 2009. In the event the stock market deteriorates, the funds in which we have invested do not perform according to expectations, or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, we may be required to make significant cash contributions to the pension plan and recognize increased expense within our financial statements.

Impairment in the carrying value of goodwill or other intangibles could negatively impact our net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Impairments to goodwill may be caused by factors outside our control, such as the inability to quickly replace lost co-manufacturing business, increasing competitive pricing pressures, or the bankruptcy of a significant customer and could negatively impact our net worth.

Changes in weather conditions, natural disasters and other events beyond our control can adversely affect our results of operations.

Changes in weather conditions and natural disasters such as floods, droughts, frosts, earthquakes, hurricanes or pestilence, may affect the cost and supply of commodities and raw materials, including tree nuts, corn syrup, sugar and wheat. Additionally, these events can result in reduced supplies of raw materials and longer recoveries of usable raw materials. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our principal properties are our manufacturing locations. Shown below are our principal owned and leased properties. Some properties include on-site warehouse space. We also lease our principal executive offices in St. Louis, MO, and research and development facilities in Sauget, IL. Management believes its facilities are suitable and adequate for the purposes for which they are used and are adequately maintained. We believe each segment's combination of facilities provides adequate capacity for current and anticipated future customer demand.

Plant Locations	Size (Sq. Ft.)	Owned/ Leased	Production (Processing) Lines	Products
Cereals				
Azusa, CA	211,000	Leased	13	Cereal bars, cookies and cereals
Battle Creek, MI (Ralston Foods)	477,000	Owned	3	Ready-to-eat cereal
Battle Creek, MI (Post Foods)	1,920,000	Owned	7	Ready-to-eat cereal
Cedar Rapids, IA	175,000	Owned	5	Hot cereal
Lancaster, OH	479,000	Owned	7	Ready-to-eat cereal
Los Alamitos, CA	96,000	Leased	5	Cereal bars
Sparks, NV	243,000	Owned	3	Ready-to-eat cereal
Modesto, CA	282,000	Owned	3	Ready-to-eat cereal
Niagra Falls, ON, Canada	250,000	Owned	3	Ready-to-eat cereal
Jonesboro, AR	320,000	Owned	2	Ready-to-eat cereal
Frozen Bakery Products				
Chicago, IL	72,000	Owned	1	Muffins, pound cakes and petit fours
Fridley, MN	147,000	Owned	5	Bread, rolls and frozen cookie dough
Grand Rapids, MI	75,000	Leased	4	Breads and rolls
Kent, WA	82,000	Owned	8	Pancakes, waffles, French toast and custom griddle items
Lodi, CA	345,000	Owned	13	Breads, frozen dough, cakes and cookies
Louisville, KY	205,000	Owned	5	Biscuits, pancakes and custom sweet good items
Louisville, KY	130,000	Leased	3	Dry mixes and pancakes
Ogden, UT	325,000	Leased	9	Cookies
Brantford, ON, Canada	140,000	Owned	4	Pancakes, waffles and French toast
Delta, BC, Canada	65,000	Leased	4	Pancakes and waffles
Snacks				
Newport, AR	252,000	Owned	9	Corn-based snacks
Princeton, KY	700,000	Owned	6	Crackers, cookies and ready-to-eat cereal
Dothan, AL	135,000	Leased	8	Snack nuts
Womelsdorf, PA	100,000	Owned	5	Chocolate candy
Poteau, OK	250,000	Owned	5	Crackers and cookies
Minneapolis, MN	40,000	Owned	3*	Crackers
Tonawanda, NY	95,000	Owned	3*	Cookies
Ripon, WI (two plants)	350,000	Owned	11	Cookies
South Beloit, IL	83,500	Owned	3	Cookies
El Paso, TX	65,000	Owned	6	Snack nuts
El Paso, TX	105,000	Leased	2	In-shell peanuts
Sauces & Spreads				
Buckner, KY	269,250	Owned	6	Syrups, jellies, salsas and sauces
Dunkirk, NY	306,000	Owned	7	Dressings, syrups, sauces and drink mixes
Fredonia, NY	367,000	Owned	9	Dressings, syrups, jellies, sauces, salsas, peanut butter and drink mixes
Streator, IL	165,000	Owned	1	Peanut butter

* One line at both Minneapolis and Tonawanda is idle.

Form 10-K

ITEM 3. LEGAL PROCEEDINGS

We are a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, our operations, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to our consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations or cash flows.

In May 2009, a customer notified the Company that it was seeking to recover out-of-pocket costs and damages associated with the customer's recall of certain peanut butter-based products. The customer recalled those products in January 2009 because they allegedly included ingredients that had the potential to be contaminated with salmonella. The customer's recall stemmed from the U.S. Food and Drug Administration and other authorities' investigation of Peanut Corporation of America, which supplied the Company with peanut paste and other ingredients. In accordance with the Company's contractual arrangements with the customer, the parties have submitted these claims to mediation, which remains ongoing. At the present time, the amount of liability, if any, associated with this issue cannot be determined with any certainty. However, based upon present information, the Company does not believe that its ultimate liability, if any, arising from this claim will be material to the Company's earnings, financial position or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to the security holders during the fourth quarter of fiscal year 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Company's common stock is traded on the New York Stock Exchange under the symbol "RAH". There were 9,205 shareholders of record on November 20, 2009. The Company has no plans to pay cash dividends in the foreseeable future. The range of high and low sale prices of Ralcorp common stock as reported by the NYSE is set forth in the table below.

	Year Ended September 30,			
	2009		2008	
	High	Low	High	Low
First Quarter	$ 71.45	$ 50.81	$ 64.80	$ 53.13
Second Quarter	64.90	52.25	61.72	51.26
Third Quarter	63.50	52.01	63.15	48.91
Fourth Quarter	64.87	57.54	74.07	48.08

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs*
July 1 - July 31, 2009	0	$ 0	0	See total
August 1 - August 31, 2009	0	0	0	See total
September 1 - September 30, 2009	0	0	0	See total
Total	0	$ 0	0	517,500

*On November 10, 2009, the Board of Directors terminated the Company's existing share repurchase authorization and approved a new authorization to repurchase up to 7,000,000 shares of common stock at prevailing market prices. The new authorization has no expiration date. From time to time, the Company may repurchase its common stock through plans established under Rule 10b5-1. Typically, these plans direct a broker to purchase a variable amount of shares each day (usually between 0 and 50,000) depending on the previous day's closing share price.

Performance Graph

The following performance graph compares the changes, for the period indicated, in the cumulative total value of $100 hypothetically invested in each of (a) Ralcorp common stock, (b) the Russell 2000 Index, and (c) the Russell 2000 Consumer Staples Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



$250
$200
$150
$100
$50
$0
Ralcorp
Russell 2000 Index
Russell 2000 Consumer Staples Index
9/30/2004
9/30/2005
9/30/2006
9/30/2007
9/30/2008
9/30/2009

Performance Graph Data

	Ralcorp ($)	Russell 2000 Index ($)	Russell 2000 Consumer Staples Index ($)
9/30/2004	100.00	100.00	100.00
9/30/2005	118.89	118.07	122.34
9/30/2006	136.79	129.86	136.62
9/30/2007	158.31	145.91	172.81
9/30/2008	191.19	124.78	161.28
9/30/2009	165.83	112.83	157.93

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR FINANCIAL SUMMARY

(In millions except per share data)

	Year Ended September 30, 2009	2008	2007	2006	2005
Statement of Earnings Data					
Net sales (a)	$3,891.9	$2,824.4	$2,233.4	$1,850.2	$1,675.1
Cost of products sold	(2,834.1)	(2,318.1)	(1,819.2)	(1,497.2)	(1,339.1)
Gross profit	1,057.8	506.3	414.2	353.0	336.0
Selling, general and administrative expenses	(609.0)	(328.4)	(252.8)	(226.4)	(215.1)
Interest expense, net	(99.0)	(54.6)	(42.3)	(28.1)	(16.5)
Gain (loss) on forward sale contracts (b)	17.6	111.8	(87.7)	(9.8)	-
Gain on sale of securities (c)	70.6	7.1	-	2.6	-
Restructuring charges (d)	(.5)	(1.7)	(.9)	(.1)	(2.7)
Litigation settlement income (e)	-	-	-	-	1.8
Earnings before income taxes and equity earnings	437.5	240.5	30.5	91.2	103.5
Income taxes	(156.9)	(86.7)	(7.5)	(29.9)	(36.6)
Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes	9.8	14.0	8.9	7.0	4.5
Net earnings	$ 290.4	$ 167.8	$ 31.9	$ 68.3	$ 71.4
Earnings per share:					
Basic	$ 5.16	$ 5.51	$ 1.20	$ 2.46	$ 2.41
Diluted	$ 5.09	$ 5.38	$ 1.17	$ 2.41	$ 2.34
Weighted average shares outstanding:					
Basic	56.2	30.3	26.4	27.7	29.6
Diluted	57.0	31.1	27.1	28.2	30.4
Balance Sheet Data					
Cash and cash equivalents	$ 282.8	$ 14.1	$ 9.9	$ 19.1	$ 6.2
Working capital (excl. cash and cash equivalents)	192.4	241.8	165.3	170.3	92.4
Total assets	5,452.2	5,343.9	1,853.1	1,507.5	1,269.5
Long-term debt	1,611.4	1,668.8	763.6	552.6	422.0
Other long-term liabilities	656.2	871.7	382.6	281.5	157.8
Shareholders' equity	2,705.6	2,411.5	483.4	476.4	518.3
Other Data					
Cash provided (used) by:					
Operating activities	$ 326.7	$ 132.8	$ 217.6	$ 55.2	$ 161.0
Investing activities	(90.2)	(71.0)	(387.5)	(164.6)	(156.3)
Financing activities	29.9	(56.8)	160.0	122.3	(22.2)
Depreciation and amortization	144.7	99.5	82.4	66.8	55.8

(a) In 2009, Ralcorp acquired Harvest Manor Farms, Inc. In 2008, Ralcorp acquired Post Foods. In 2007, Ralcorp acquired Cottage Bakery Inc., Bloomfield Bakers, and Pastries Plus of Utah, Inc. In 2006, Ralcorp acquired Western Waffles Ltd. and Parco Foods L.L.C. In 2005, Ralcorp acquired Medallion Foods, Inc. For more information about the 2009, 2008, and 2007 acquisitions, see Note 2 to the financial statements in Item 8.

(b) For information about the gain/loss on forward sale contracts, see Note 6 to the financial statements in Item 8.

(c) During fiscal 2009, Ralcorp sold 7,085,706 of its shares of Vail Resorts for a total of $211.9. The shares had a carrying value of $141.3, resulting in a $70.6 gain. During August and September 2008, Ralcorp sold 368,700 of Vail shares for a total of $13.7. The shares had a carrying value of $6.6, resulting in a $7.1 gain. In March 2006, Ralcorp sold 100,000 of its Vail shares for a total of $3.8. The shares had a carrying value of $1.2, resulting in a $2.6 gain.

(d) For information about the 2009, 2008, and 2007 restructuring charges, see Note 3 to the financial statements in Item 8. In 2005, charges were due to the closing of the City of Industry and Kansas City, KS plants, and the relocation of in-store bakery products.

(e) Ralcorp received payments in settlement of legal claims, primarily related to antitrust litigation, which are shown net of related expenses.

Form 10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of Ralcorp Holdings, Inc. This discussion should be read in conjunction with the financial statements under Item 8, especially the segment information in Note 19, and the "Cautionary Statement on Forward-Looking Statements" on page 2. The terms "we," "our," "Company," and "Ralcorp" as used herein refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries. The terms "base business" and "base businesses" as used herein refer to businesses that were owned by Ralcorp (and therefore included in our operating results) for the duration of each of the periods being compared (i.e., excluding businesses acquired since the beginning of the prior fiscal year). We have included financial measures for our base businesses (such as sales growth excluding acquisitions) because they provide useful and comparable trend information regarding the results of those businesses without the effects of incremental results from recent acquisitions.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 for a discussion regarding recently issued accounting standards, including standards formerly referred to as Statement of Financial Accounting Standards (FAS) 157, FAS 159, FAS 141(R), FAS 161, FAS 165, FAS 166, FAS 167, FAS 168, and FASB Staff Position (FSP) FAS 142-3, FSP FAS 157-4, FSP FAS 107-1 and APB 28-1, and FSP FAS 115-2 and FAS 124-2.

RESULTS OF OPERATIONS

Consolidated

As discussed in more detail below, our results for the past three years were significantly affected by the acquisition of Post Foods and other businesses, as well as items related to our investment in Vail Resorts, Inc. The following table summarizes key data (in millions of dollars, except for percentage data as indicated) that we believe are important for you to consider as you read the consolidated results analysis discussions below. In addition, please refer to Note 19 for data regarding net sales and profit contribution by segment.

	2009	2008	2007
Net earnings	290.4	167.8	31.9
Net sales	3,891.9	2,824.4	2,233.4
Cost of products sold as a percentage of net sales	72.8%	82.1%	81.5%
SG&A as a percentage of net sales	15.6%	11.6%	11.3%
Interest expense	99.0	54.6	42.3
Gain (loss) on forward sale contracts	17.6	111.8	(87.7)
Gain on sale of securities	70.6	7.1	-
Post Foods transition and integration costs	31.6	7.9	-
Post Foods inventory valuation adjustment	-	23.4	-
Restructuring charges	.5	1.7	.9
Effective income tax rate	35.9%	36.0%	24.6%
Equity in earnings of Vail Resorts, Inc.	15.4	21.7	13.6

Net Earnings Earnings have been positively impacted by business acquisitions, organic growth, and gains on the sale of our Vail shares, but negatively impacted by higher raw material costs, merger transition costs, and interest expense. In addition, non-cash gains and losses due to changes in the fair value of our Vail forward sale contracts caused large swings in net earnings in 2007 and 2008. More detailed discussion and analysis of these and other factors follows.

Net Sales Net sales grew $591.0 million (26%) from 2007 to 2008 and $1,067.5 million (38%) from 2008 to 2009. Most of the increases in net sales is attributable to the timing of business acquisitions. The following table shows the approximate amount of sales derived from recent acquisitions (in millions of dollars).

Business Acquired	Reporting Segment	Acquisition Date	2009	2008	2007
Harvest Manor	Snacks	March 20, 2009	$ 91	$ -	$ -
Post Foods	Cereals	August 4, 2008	1,071	181	-
Bloomfield Bakers	Cereals	March 17, 2007	259	270	130
Cottage Bakery	Frozen Bakery Products	November 10, 2006	130	133	108

Excluding sales from the fiscal 2007 and 2008 acquisitions, our net sales grew by 12% from 2007 to 2008, and excluding sales from the fiscal 2008 and 2009 acquisitions, our net sales grew by 3% from 2008 to 2009. This base business growth is attributable to improved selling prices for both comparisons, as well as overall volume gains from 2007 to 2008. We further describe these and other factors affecting net sales in the segment discussions below.

Operating Expenses Cost of products sold as a percentage of net sales had been increasing as input costs rapidly increased, and were partially offset by the effects of related (but delayed) selling price increases. In 2009 however, the effects of selling price increases caught up and exceeded the effect of rising input costs. Input costs also began to level off in 2009 and overall raw materials variances were favorable in the second half of the year. Key input costs include raw materials (ingredients and packaging) and freight (outbound rates and fuel surcharges). The following table shows the estimated year-over-year gross impacts (in millions) of per unit costs (or rates) of these cost components by reportable segment.

	Unfavorable/(Favorable)			
	2009 vs 2008		2008 vs 2007	
	Raw Materials	Outbound Freight	Raw Materials	Outbound Freight
Cereals	$ 20.2	$ (0.4)	$ 21.9	$ 1.8
Frozen Bakery Products	9.1	(3.3)	40.0	4.7
Snacks	15.9	(2.1)	48.9	1.7
Sauces & Spreads	24.2	(3.5)	43.1	1.7
	$ 69.4	$ (9.3)	$ 153.9	$ 9.9

Fiscal 2008 cost of products sold was also affected by an inventory adjustment related to the acquisition of Post Foods. Finished goods inventory acquired in the acquisition was valued essentially as if Ralcorp were a distributor purchasing the inventory. This resulted in a one-time allocation of purchase price to acquired inventory which was $23.4 million higher than the historical manufacturing cost of the inventory. Post Foods' inventory value and cost of products sold were based on post-acquisition production costs for all product manufactured after the acquisition date. In 2008, all of the $23.4 million (non-cash) inventory valuation adjustment was recognized in cost of products sold, reducing net earnings by approximately $15.0 million after the related tax effect.

Selling, general, and administrative (SG&A) increased as a percentage of net sales primarily related to the acquisition of Post Foods. Due to the nature of Post Foods' branded business, higher advertising and promotion costs were incurred. Excluding Post Foods, SG&A as a percentage of net sales was 9.0% and 11.0% in 2009 and 2008, respectively. This base business decrease was primarily the result of selling price increases and gains from mark-to-market adjustments on deferred compensation liabilities in 2009 and sales volume growth in 2008, partially offset by sales volume declines in 2009, higher amortization of intangibles, and increased expense from mark-to-market adjustments on deferred compensation liabilities from 2007 to 2008.

Again, refer to the segment discussions below for other factors affecting cost of products sold and SG&A expenses. In addition, refer to our policy regarding cost of products sold in Note 1 because our gross profit percentages may not be comparable to those of other companies who report cost of products sold on a different basis.

Interest Expense, Net Net interest expense has increased primarily as a result of rising debt levels and interest rates. Long-term debt rose from $552.6 million at the beginning of fiscal 2007 to $1,657.0 million at the end of fiscal 2009 due to borrowings used to fund the Cottage Bakery and Bloomfield Bakers acquisitions in 2007 and debt assumed in the Post Foods acquisition in 2008. The weighted average interest rate on all of the Company's outstanding debt rose from 5.1% in 2007 to 5.3% in 2008 and 5.8% in 2009. For more information about our long-term debt, see Note 14. Refer to Note 10 for information about our agreement to sell our trade accounts receivable on an ongoing basis, including amounts of related discounts reported in SG&A.

Gain/Loss on Forward Sale Contracts Net earnings were affected by non-cash gains and losses on forward sale contracts related to some of our shares of Vail Resorts, Inc. All contracts were settled during fiscal 2009. The contracts included a collar on the Vail stock price and the prepayment of proceeds at a discount (whereby Ralcorp received a total of $140.0 million). Because Ralcorp accounted for its investment in Vail Resorts using the equity method, these contracts, which were intended to hedge the future sale of those shares, were not eligible for hedge accounting. Therefore, gains or losses on the contracts were immediately recognized in earnings. For more information on these contracts, see "LIQUIDITY AND CAPITAL RESOURCES" below, as well as Note 6.

Gain on Sale of Securities In August and September 2008, we sold 368,700 of our shares of Vail Resorts, Inc. common stock for a total of $13.7 million. The shares had a carrying value of $6.6 million, so the transaction resulted in a $7.1 million pre-tax gain. During fiscal 2009, we sold our remaining 7,085,706 shares for a total of $211.9 million. The shares had a carrying value of $141.3 million, resulting in a $70.6 million gain.

Post Foods Transition and Integration Costs As planned, Ralcorp is incurring significant costs related to transitioning Post Foods into Ralcorp operations, including decoupling the cereal assets of Post Foods from those of other operations of Kraft Foods Inc. (the former owner), developing stand-alone Post Foods information systems, developing independent sales, logistics and purchasing functions for Post Foods, and other significant integration undertakings. While a portion of those costs are capitalized, the expense portion totaled $31.6 million and $7.9 million in 2009 and 2008, respectively. The Company expects these transition and integration costs to continue into fiscal 2010, albeit at significantly reduced amounts from those incurred during fiscal 2009.

Restructuring Charges In fiscal 2008, we closed our plant in Billerica, MA, and transferred the production to other facilities within the Snacks segment. In addition to employee termination benefits for approximately 90 employees, charges for this project included a write-off of abandoned property. Estimated annual cost savings from this project (net of certain increased costs and lost sales) were approximately $4 million beginning in the fourth quarter of fiscal 2008.

In fiscal 2007, we closed our plant in Blue Island, IL, terminating 86 employees, and moved production to other facilities within the Frozen Bakery Products segment. In addition to employee termination benefits, charges for this project included costs to clean up the facility and a charge to write-off remaining inventories. Estimated annual cost savings from this project (net of certain increased costs and lost sales) were approximately $1 million.

For more information regarding these restructuring charges, see Note 3.

Income Taxes Our effective tax rate returned to a normal level in fiscal 2008 and 2009. The effect of increases in our blended state tax rates was offset by the effect of the increase in the "Domestic Production Activities Deduction", a federal deduction of 6% (3% in 2007) of the taxable income from our production activities in the U.S. (i.e., excluding equity method earnings and other gains or losses related to our investment in Vail Resorts, Inc., and excluding our Canadian operations). The 2007 effective tax rate was reduced by the effect of approximately $1.9 million related to favorable resolutions of uncertain tax positions and adjustments to the related reserve. The rate in each of the past three years was also reduced by certain Canadian tax benefits. Note that all the tax adjustments discussed above had a greater effect on the rate in 2007 because pre-tax income was significantly reduced by the loss on forward sale contracts. See Note 4 for more information about income taxes.

Equity in Earnings of Vail Resorts, Inc. Earnings from our investment in Vail Resorts (NYSE ticker: MTN) improved from 2007 to 2008 but declined from 2008 to 2009. See Note 5 for more information about this investment, which was completely liquidated in September 2009.

Cereals

Net sales in the Cereals segment grew $937.4 million (100%) for fiscal 2009 and $381.6 million (69%) for fiscal 2008, primarily due to acquisitions. Excluding the incremental sales from the Post Foods acquisition and Bloomfield Bakers in the 2008 to 2007 comparison (as shown under Consolidated – Net Sales above), net sales in the segment grew 6% in 2009 and 14% in 2008. The base business continued to increase distribution with most of its largest retail cereal customers and also benefited from a favorable sales mix in 2009, excluding the effects of declines in co-manufacturing sales. Volume changes, excluding sales of Post Foods (and excluding Bloomfield Bakers in the 2008 to 2007 comparison), are summarized in the following table (note that co-manufacturing was approximately 4% and 9% of the segment's total 2009 and 2008 base business sales volume, respectively):

	Sales Volume Change from Prior Year	
	2009	2008
Ready-to-eat (RTE) cereal	12%	9%
Hot cereal	-1%	3%
Nutritional bars	-3%	n/a
Co-manufacturing	-14%	67%
Other minor categories	-2%	-4%
Total	4%	11%

For fiscal 2009 compared to 2008, the segment's profit contribution increased significantly as a result of acquisitions. Results from Post Foods added about $250.6 million (net of $12.6 million of amortization related to certain brands and customer relationships and $38.0 million of depreciation). Excluding this acquisition timing impact, base business profit contribution was improved by higher pricing and overall volume growth, largely offset by the impact of increased costs. Refer to the raw material and freight summary under Consolidated – Operating Expenses above. The most notable raw material cost increases were in rice, oats, corn, sugar and fruits.

For fiscal 2008 compared to 2007, the segment's profit contribution increased significantly as a result of acquisitions. Results from Post Foods added about $43.3 million (net of $2.2 million of amortization related to certain brands and customer relationships and $7.6 million of depreciation). In addition, the extra 24 weeks of results from Bloomfield Bakers added an estimated $9.2 million of profit. Excluding those acquisition timing impacts, profit contribution improved as the effects of selling price adjustments and volume growth slightly exceeded the negative effects of higher raw material, production, and freight costs, and promotional expenses. Refer to the raw material and freight summary under Consolidated – Operating Expenses above. The most notable raw material cost increases were in wheat and corn products, oats, rice, and soybean oil.

Frozen Bakery Products

Net sales of the Frozen Bakery Products segment decreased from $711.8 million in 2008 to $694.8 million in 2009 (a 2% decrease) as a result of volume declines partially offset by selling price improvements. The segment's net sales are being impacted by general economic and competitive conditions. Sales volumes in the foodservice channel, particularly in the higher margin bread category, has been negatively impacted by the loss of a major customer due to pricing actions and lower restaurant traffic at our casual-themed national customers. In the in-store bakery channel, volume losses were primarily attributable to lower sales of breads (particularly higher priced organic breads) and cookies, partially offset by an increase in frozen dough sales volumes. The retail channel volume decrease was driven by aggressive pricing and promotion by a branded competitor and overall category softness, as well as reduced co-manufacturing business. For fiscal 2008 compared to 2007, base business net sales (i.e., excluding Cottage Bakery) grew about 12% due to the effects of price increases and higher volumes. By sales channel, that net sales growth came from a 14% increase in foodservice, a 9% increase in in-store bakery (ISB), and a 17% increase in retail. Excluding sales of Cottage Bakery in the 2008 to 2007 comparison, sales volumes by channel changed as follows:

	Sales Volume Change from Prior Year	
	2009	2008
Foodservice	-16%	2%
In-store bakery (ISB)	-8%	2%
Retail	-5%	10%
Total	-11%	3%

The segment's profit contribution was $70.4 million, $63.7 million, and $69.1 million in fiscal 2007, 2008, and 2009, respectively. Fiscal 2009 profit contribution rose as a result of significant pricing improvements, favorable raw material costs in the second half of the year (unfavorable overall, as shown under Consolidated – Operating Expenses above) and favorable exchange rates, partially offset by the volume declines and an unfavorable product mix. Fiscal 2008 profit contribution was reduced by higher costs of raw materials and freight, an unfavorable change in product mix, and slightly higher warehousing costs, but improved pricing and the incremental Cottage Bakery profit due to acquisition timing offset most of those negative effects. The raw materials cost impact primarily related to wheat flour, fats and oils. Currency exchange rate changes, net of the effects of foreign currency hedging activities, had a $3.7 million favorable impact for 2009 versus 2008 and a $5.6 million unfavorable impact for 2008 versus 2007. The extra six weeks of results from Cottage Bakery added an estimated $2.5 million of profit for 2008 compared to 2007.

Snacks

Net sales for the Snacks segment increased 16% in fiscal 2009 and 8% in fiscal 2008. For 2009, the growth was primarily due to the acquisition of Harvest Manor (as shown under Consolidated – Net Sales above). Base business net sales increased 2% as a result of price improvements offset by volume declines. Base business volume declines are primarily attributable to segment management's decision to exit lower margin business in response to the rapid raw material cost escalation over the last eighteen months. For 2008, the growth was primarily the result of improved pricing and a product mix shift to higher-priced items. Overall volumes were down slightly as the effects of reduced purchases by some customers as a result of the increased prices were partially offset by increased distribution with certain existing customers and increased product promotions by some others. Volume changes (excluding Harvest Manor) were as follows (note that co-manufacturing was approximately 3% of the segment's total sales volume in both 2008 and 2009):

	Sales Volume Change from Prior Year	
	2009	2008
Crackers	-4%	-5%
Cookies	-6%	1%
Nuts	-10%	1%
Chips	-4%	5%
Co-manufacturing	-28%	-34%
Candy and other minor categories	-13%	-1%
Total	-7%	-2%

For fiscal 2009, the segment's profit contribution was higher by $32.4 million as a result of higher pricing driven by higher input costs (shown under Consolidated – Operating Expenses above), improved mix, and incremental profit from Harvest Manor. Results from Harvest Manor added about $5.6 million. For fiscal 2008, the segment's profit contribution was lower by $3.8 million because of the effects of higher raw material costs and freight rates, nearly offset by the net effects of selling price changes.

Sauces & Spreads

Our Sauces & Spreads segment's net sales rose 8% in 2009 and 15% in 2008. The segment realized improved pricing in both 2008 and 2009, and sales volumes changed as follows:

	Sales Volume Change from Prior Year	
	2009	2008
Peanut butter	-2%	2%
Preserves & jellies	1%	6%
Table syrup	0%	7%
Spoonable & pourable salad dressings	-14%	-1%
Mexican sauces	2%	-6%
Barbeque sauce	-1%	9%
Co-manufacturing	-4%	29%
Other minor categories	6%	0%
Total	-1%	4%

Profit contribution was significantly higher in 2009 compared to 2008 as a result of the improved selling prices, partially offset by higher annual input costs (shown under Consolidated – Operating Expenses above). The segment's profit contribution also improved in 2008, as the effects of selling price and volume increases exceeded the effects of raw material cost and freight rate increases. The raw material cost impacts came from peanuts, oils, corn sweeteners, containers, eggs, and fruits.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded operating needs by generating positive cash flows through operations. We expect to continue generating operating cash flows through our mix of businesses and expect that short-term and long-term liquidity requirements will be met through a combination of operating cash flows and strategic use of borrowings under committed and uncommitted credit arrangements. Because of the amount of cash and financing we currently have available, we believe we have sufficient liquidity. Although the national and world-wide financial crisis has abated in recent months, we have continued to monitor closely events and the financial institutions associated with our credit facilities, including monitoring credit ratings and outlooks, capital raising and merger activity.

Capital resources remained strong at September 30, 2009, with total shareholders' equity of $2,705.6 million and a long-term debt to total capital (which is the total of long-term debt and total shareholders' equity) ratio of 37%, compared to corresponding figures for September 30, 2008, of $2,411.5 million and 41%. Cash and cash equivalents totaled $282.8 million at September 30, 2009. Working capital, excluding cash and cash equivalents, decreased to $192.4 million at September 30, 2009, from $241.8 million at September 30, 2008, primarily as a result of a $62.6 million decrease in our receivable due from Kraft Foods Inc., reclassification of $45.3 million of long-term debt to current liabilities, and a $35.7 million increase in accounts and notes payable, offset by a $77.9 million increase in our investment in Ralcorp Receivables Corporation and a $20.8 million increase in working capital related to the acquired Harvest Manor Farms business.

Operating Activities

Cash provided by operating activities was $326.7 million, $132.8 million, and $217.6 million in 2009, 2008, and 2007, respectively. The increase from 2008 to 2009 was partially the result of the change in the due to/from Kraft Foods Inc. from a $49.0 million receivable at September 30, 2008 to a $13.6 million payable at September 30, 2009. The change in cash flows was also affected by fluctuations in proceeds from our accounts receivable sale program. During fiscal 2009, 2008, and 2007, proceeds decreased $50.0 million, increased $4.2 million, and increased $45.8 million, respectively. This explains $41.6 million of the decrease in cash from operating activities from 2007 to 2008 and offsets $54.2 million of the increase from 2008 to 2009. See "Off-Balance Sheet Financing" below for more information about the sale of receivables. Remaining changes are primarily due to increased sales and improvements in cash profit margins, as well as fluctuations in other components of working capital.

Investing Activities

Net cash paid for business acquisitions totaled $55.0 million in fiscal 2009 (Harvest Manor), $20.3 million in fiscal 2008 (Post Foods), and $331.9 million in fiscal 2007 (Cottage Bakery, Bloomfield Bakers, and Pastries Plus). See Note 2 for more information about these acquisitions.

Capital expenditures were $115.0 million, $62.5 million, and $51.7 million in fiscal years 2009, 2008, and 2007, respectively. Expenditures in these three years included information systems projects and special projects at the recently acquired businesses. Capital expenditures for fiscal 2010 are expected to be $130-$140 million. As discussed below, we have adequate capacity under current borrowing arrangements, in addition to cash on hand, to meet these cash needs.

During 2009, we sold 2,692,443 shares of Vail common stock and received proceeds of $82.4 million. As of September 30, 2009, we no longer own any shares of Vail common stock.

Financing Activities

On January 18, 2007, we issued Fixed Rate Senior Notes, Series I, totaling $100.0 million in two tranches: $75.0 million and $25.0 million. One third of each tranche must be repaid on January 18, 2015, 2017, and 2019. On May 11, 2007, we issued Fixed Rate Senior Notes, Series J, totaling $100.0 million due in 2022. On August 4, 2008, we assumed ownership of Fixed Rate Senior Notes maturing 2018 totaling $577.5 million, Floating Rate Senior Notes maturing 2018 totaling $20.0 million, Fixed Rate Senior Notes maturing 2020 totaling $67.0 million, Term Loan A-1 for $100.0 million, and Term Loan A-2 for $200.0 million. On July 18, 2008, we entered into a new three-year $400 million Revolving Credit Agreement with 15 banks, replacing the similar agreement established on December 27, 2005, but there were no outstanding borrowings under the new agreement as of September 30, 2009.

On May 28, 2009, we issued Fixed Rate Senior Notes, Series 2009A and Series 2009B, totaling $100 million, with $50 million due in 2019 and $50 million due in 2021. On August 14, 2009, we issued Fixed Rate Senior Notes totaling $300 million due in 2039.

In December 2008, $29.0 million of Series B and $10.7 million of Series D were repaid as scheduled. On August 23, 2009, we repaid Series H prior to its maturity date of February 22, 2011. Scheduled payments of $2.5 million were made in December 2008, March 2009, and June 2009 for our Term Loan A-2. The remaining balance of $192.5 million was paid on September 2, 2009, prior to its maturity date of August 2, 2013. In fiscal 2010, $29.0 million of Series B, $10.7 million of Series D, and the $5.6 million IRB are scheduled to be repaid.

The $300 million of Senior Notes maturing in 2039 do not contain financial covenants. All of our other notes provide that, if we elect to pay additional interest, our ratio of "Total Debt" to "Adjusted EBITDA" (each term as defined in the debt agreements) may exceed the 3.5 to 1 limit, but be no greater than 4 to 1, for a period not to exceed 12 consecutive months. As of September 30, 2009, the ratio of Total Debt to Adjusted EBITDA was 2.4 to 1, and we were also in compliance with all other debt covenants.

Supplementing our available borrowing capacity, under the agreement described under "Off-Balance Sheet Financing" below, we could choose to sell up to $75 million of ownership interests in accounts receivable, but we had sold none as of September 30, 2009. To date, we have not experienced a disruption in the market for our secured receivables-based financing. In the event of such disruption, we presently have sufficient borrowing capacity under our committed revolving credit agreement.

We purchased a total of $78.8 million of Ralcorp stock (1,382,500 shares) in fiscal 2007 and $5.6 million (100,000 shares) in fiscal 2008. On November 10, 2009, the Board of Directors authorized the repurchase of up to 7,000,000 additional shares.

Off-Balance Sheet Financing

As an additional source of liquidity, on September 24, 2001, Ralcorp entered into an agreement to sell, on an ongoing basis, all of its trade accounts receivable to a wholly owned, bankruptcy-remote subsidiary called Ralcorp Receivables Corporation (RRC). RRC entered into a related arrangement to sell up to $66.0 million of undivided percentage ownership interests in qualifying receivables to a bank commercial paper conduit (the Conduit). As of September 30, 2009, the accounts receivable of Medallion, Western Waffles, Cottage Bakery, Bloomfield Bakers, Post Foods, and Harvest Manor businesses had not been incorporated into the sale agreement and were not being sold to RRC. In October 2008, most of the component businesses of the Frozen Bakery Products segment were added to the agreement and the maximum amount that RRC can sell to the Conduit was increased to $75 million. Covenants in the new agreement include requirements that "EBIT" be at least three times "Consolidated Interest Expense", and that "Total Debt" not exceed 3.75 times "Adjusted EBITDA" (each term as defined in the agreement). RRC's only business activities relate to acquiring and selling interests in Ralcorp's receivables. Upon the agreement's termination, the Conduit would be entitled to all cash collections on RRC's accounts receivable until its purchased interest has been repaid. The agreement is renegotiated annually and will terminate in October 2010, unless again extended.

The trade receivables sale arrangement with RRC represents "off-balance sheet financing" since the sale results in assets being removed from our balance sheet rather than resulting in a liability to the Conduit. The organizational documents of RRC and the terms of the agreements governing the receivables sale transactions make RRC a qualifying special purpose entity. As such, it is not to be consolidated in Ralcorp's financial statements under generally accepted accounting principles. Furthermore, the "true sale" nature of the arrangement requires Ralcorp to account for RRC's transactions with the Conduit as a sale of accounts receivable instead of reflecting the Conduit's net investment as debt with a pledge of accounts receivable as collateral. If RRC were not a qualifying special purpose entity and if the arrangement were not considered a "true sale," the outstanding balance of receivables would remain on Ralcorp's balance sheet, proceeds received from the Conduit (zero as of September 30, 2009) would be shown as short-term debt, and there would be no investment in RRC. See further discussion in Note 10.

Form 10-K

Contractual Obligations

In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The table below sets forth our significant future obligations by time period as of September 30, 2009.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations (a)	$ 2,883.9	$ 142.2	$ 250.7	$ 336.6	$ 2,154.4
Operating lease obligations (b)	60.2	12.7	22.3	13.0	12.2
Purchase obligations (c)	489.0	380.9	78.6	29.5	-
Deferred compensation obligations (d)	32.0	2.3	8.8	10.9	10.0
Benefit obligations (e)	310.2	12.5	25.7	31.4	240.6
Total	$ 3,775.3	$ 550.6	$ 386.1	$ 421.4	$ 2,417.2

(a) Long-term debt obligations include principal payments, interest payments, and interest rate swap settlements based on interest rates at September 30, 2009. See Note 14 for details.
(b) Operating lease obligations consist of minimum rental payments under noncancelable operating leases, as shown in Note 15.
(c) Purchase obligations are legally binding agreements to purchase goods or services that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(d) Deferred compensation obligations have been allocated to time periods based on existing payment plans for terminated employees and the estimated timing of distributions to current employees based on age.
(e) Benefit obligations consist of future payments related to pension and other postretirement benefits as estimated by an actuarial valuation.

INFLATION

We recognize that inflationary pressures have had an adverse effect on the Company through higher raw material and fuel costs, as discussed above. It is our view that inflation has not had a material adverse impact on operations in the three years ended September 30, 2009.

CURRENCY

Certain sales and costs of our Western Waffles business and (upon acquisition in August 2008) the Canadian operations of our Post Foods business, were denominated in Canadian dollars. Consequently, profits from these businesses can be impacted by fluctuations in the value of Canadian dollars relative to U.S. dollars. When practical, we use various types of currency hedges to reduce the economic impact of currency fluctuations.

OUTLOOK

Our strategy is to continue to grow the Company by capitalizing on the opportunities in the food business including private label, branded and foodservice arenas. In the past few years, we have taken substantial steps to reshape the Company and achieve sufficient scale in the categories in which we operate. We expect to continue to improve our business mix through volume and profit growth of existing businesses, as well as through acquisitions or strategic alliances. We will continue to explore those acquisition opportunities that strategically fit with our intention to be the premier provider of high value food products, such as the August 4, 2008, merger of the Post ready-to-eat cereal operations of Kraft Foods Inc. into Ralcorp and the March 20, 2009 acquisition of Harvest Manor Farms. We ended fiscal 2009 with strong cash and liquidity positions which give us significant flexibility to pursue acquisitions, cost reduction initiatives, capacity additions, share repurchases or other opportunities aimed at creating shareholder value. The following paragraphs discuss significant trends that we believe will impact our results.

Post's sales volumes and competitive position in the cereal category were negatively impacted by the business challenges arising from the transition to a new sales organization, temporary logistical issues related to the movement of all products to Ralcorp distribution centers and a reduction in Post branded promotional activity. These issues were particularly evident during the last six months of fiscal 2009. We have resolved most of the transition issues and have undertaken steps to improve the competitiveness of Post brands within the cereal category including, but not limited to, the nature, timing and execution of branded promotional programs. We believe that these actions, coupled with our focus on cost reductions, will result in improved Post net sales and operating profit for fiscal 2010 compared to fiscal 2009.

The Company purchases significant quantities of certain ingredients (e.g., wheat flour, edible oils, corn syrup and sweeteners, peanuts and various tree nuts, other grain products, cocoa products, fruits), packaging materials (e.g., resin, glass, paper products), energy (e.g., natural gas), and transportation services (which include surcharges based on the price of diesel fuel). In the last three years, the costs of some of these items, notably wheat and corn products (as well as other grain products), peanuts, and petroleum-related products, have increased significantly. During the fourth quarter of fiscal 2009, we saw an overall decline in these costs compared to the same period of the prior year and we expect this trend to continue through at least the first six months of fiscal 2010, although the net impact of these changes cannot be quantified with any degree of certainty.

A significant portion of the sales of Ralcorp Frozen Bakery Products are to restaurants and other foodservice customers. The restaurant and foodservice channels have been negatively impacted by reduced customer visits caused by the economic recession in the United States and related high unemployment. We expect this portion of our business to remain very challenging and that weakness will persist until there is sustained improvement in the overall economic outlook.

During fiscal 2009, the Company recognized $9.8 million ($.17 per share) of non-cash equity earnings based upon its then ownership of Vail Resorts, Inc. As the Company has completely liquidated its ownership of Vail shares, fiscal 2010 will not include any comparable earnings amount.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion is presented pursuant to the United States Securities and Exchange Commission's Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." The policies below are both important to the representation of the Company's financial condition and results and require management's most difficult, subjective or complex judgments.

Under generally accepted accounting principles in the United States, we make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent liabilities. We base estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances. Those estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged. If additional rights of return are granted, revenue recognition is deferred. We record estimated reductions to revenue for customer incentive offerings based upon specific program offerings and each customer's redemption history. If specific program volumes exceed planned amounts or a greater proportion of customers redeem incentives than estimated, additional reductions to revenue may be required.

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market value and have been reduced by an allowance for obsolete product and packaging materials. The estimated allowance is based on a review of inventories on hand compared to estimated future usage and sales. If market conditions and actual demands are less favorable than projected, additional inventory write-downs may be required.

We review long-lived assets, including leasehold improvements and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We conduct a goodwill impairment review during the fourth quarter of each fiscal year. The goodwill impairment tests require us to estimate the fair value of our businesses and certain assets and liabilities, for which we utilize valuation techniques such as EBITDA multiples and discounted cash flows based on projections. In our recent tests, we assumed EBITDA multiples of approximately 6 and discount rates of approximately 10.5%.

Pension assets and liabilities are determined on an actuarial basis and are affected by the estimated market-related value of plan assets; estimates of the expected return on plan assets, discount rates, and future salary increases; and other assumptions inherent in these valuations. We annually review the assumptions underlying the actuarial calculations and make changes to these assumptions, based on current market conditions and historical trends, as necessary. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense or income ultimately recognized. The other postretirement benefits liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in healthcare costs. Changes in the discount rate and differences between actual and expected healthcare costs will affect the recorded amount of other postretirement benefits expense. For both pensions and postretirement benefit calculations, the assumed discount rate is determined by projecting the plans' expected future benefit payments as defined for the projected benefit obligation or accumulated postretirement benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality (rated Aa or better by Moody's Investor Service) corporate bonds as of the measurement date, and solving for the single equivalent discount rate that results in the same present value. A 1% decrease in the assumed discount rate (from 6.0% to 5.0%) would have increased the recorded benefit obligations at September 30, 2009 by approximately $30 million for pensions and approximately $16 million for other postretirement benefits. The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations of the plans. A 1% decrease in the assumed return on plan assets (from 8.75% to 7.75%) would have increased the net periodic benefit cost for the pension plans by approximately $2 million. See Note 16 for more information about pension and other postretirement benefit assumptions.

Liabilities for workers' compensation claims and accrued healthcare costs (including a reserve for claims incurred but not yet reported) are estimated based on details of current claims, historical experience, and expected trends determined on an actuarial basis.

Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate, and expected dividends. In addition, judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. For equity awards, the original estimate of the grant date fair value is not subsequently revised unless the awards are modified, but the estimate of expected forfeitures is revised throughout the vesting period and the cumulative stock-based compensation cost recognized is adjusted accordingly. For liability awards, the fair value is remeasured at the end of each reporting period. See Note 18 for more information about stock-based compensation and our related estimates.

Until June 2009, we accounted for our investment in Vail Resorts, Inc using the equity method of accounting because Ralcorp had significant influence. When the forward sale contracts related to shares of Vail common stock were settled in June 2009, we no longer had significant influence and accounted for our investment as available for sale securities until September 2009, when all shares had been sold. Until the forward sale contracts were settled, they were marked to fair value based on the Black-Scholes valuation model and any gains or losses on the contracts were immediately recognized in earnings. Key assumptions used in the valuation included the Vail stock price, expected stock price volatility, and the risk-free interest rate. See Note 5 and Note 6 for more information about the investment in Vail and Vail forward sale contracts.

We estimate income tax expense based on taxes in each jurisdiction, including Canada. We estimate current tax exposures together with temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. We believe that sufficient income will be generated in the future to realize the benefit of most of our deferred tax assets. Where there is not sufficient evidence that such income is likely to be generated, we establish a valuation allowance against the related deferred tax assets. We are subject to periodic audits by governmental tax authorities of our income tax returns. These audits generally include questions regarding our tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. We evaluate our exposures associated with our tax filing positions, including state and local taxes, and record reserves for estimated exposures. As of the end of fiscal 2009, two years (2007 and 2008) were subject to audit by the Internal Revenue Service and three years (2006, 2007 and 2008) were subject to audit by the Canadian Revenue Agency.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials and fuels. Ralcorp utilizes derivative financial instruments, including futures contracts, options and swaps, to manage certain of these exposures when it is practical to do so. As of September 30, 2009, a hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, including natural gas, linerboard, heating oil, soybean oil, corn and wheat, would have decreased the fair value of the Company's commodity-related derivatives portfolio by approximately $4.4 million. As of September 30, 2008, a hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, including wheat, linerboard, soybean oil, corn, and natural gas, would have decreased the fair value of the Company's commodity-related derivatives portfolio by approximately $3.8 million. This volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the Company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying exposures. For more information, see Note 1 and Note 12 to the financial statements included in Item 8.

Interest Rate Risk

The Company has interest rate risk related to its debt. Changes in interest rates impact fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. At September 30, 2009, Ralcorp's financing arrangements included $1,581.1 million of fixed rate debt and $75.9 million of variable rate debt. However, $50.0 million of the variable rate debt was effectively fixed at 4.76% through December 2009 with an interest rate swap contract.

As of September 30, 2009 and 2008, the fair value of the Company's fixed rate debt was approximately $1,800.3 million and $1,122.6 million, respectively, based on the discounted amount of future cash flows using Ralcorp's incremental rate of borrowing for similar debt. A hypothetical 10% decrease in interest rates would have increased the fair value of the fixed rate debt by approximately $74.9 million and $56.8 million at September 30, 2009 and 2008, respectively.

With respect to variable rate debt, including the effect of the interest rate swap, a hypothetical 10% change in interest rates would not have had a material impact on the Company's reported net earnings or cash flows in fiscal 2009 or 2008.

The fair value of the interest rate swap contract was a negative $.5 million at September 30, 2009. Since the term of the swap ends in December 2009, changes in interest rates would not have a material effect on its fair value.

For more information, see Note 1, Note 12, and Note 14 to the financial statements included in Item 8.

Foreign Currency Risk

The Company has foreign currency exchange rate risk related to its Canadian subsidiaries, whose functional currency is the Canadian dollar. The Company uses foreign exchange forward contracts to hedge the risk of fluctuations in future cash flows and earnings related to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar. A hedging offset is accomplished because the gain or loss on the forward contracts occurs on or near the date of the anticipated hedged transactions. As of September 30, 2009, the Company held foreign exchange forward contracts with a total notional amount of $48 million and a fair value of $7.7 million. A hypothetical 10% increase in the expected CAD-USD exchange rates would have reduced that fair value by $5.0 million. As of September 30, 2008, the Company held foreign exchange forward contracts with a total notional amount of $31 million and a fair value of negative $1.1 million. A hypothetical 10% increase in the expected CAD-USD exchange rates would have reduced that fair value by $3.2 million. For more information, see Note 1 and Note 12 to the financial statements included in Item 8.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT RESPONSIBILITIES

Management of Ralcorp Holdings, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States, and in the opinion of management, the financial statements present fairly the Company's financial position, results of operations and cash flows.

Management has established and maintains accounting and internal control systems that it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures and our Standards of Business Conduct for Officers and Employees are important elements of these control systems. We maintain a strong internal audit program that independently evaluates the adequacy and effectiveness of internal controls. Appropriate actions are taken by management to correct any control weaknesses identified in the audit process.

The Board of Directors, through its Audit Committee consisting solely of independent directors, meets periodically with management and the independent registered public accounting firm to discuss internal control, auditing and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

The Audit Committee reviewed and approved the Company's annual financial statements and recommended to the full Board of Directors that they be included in the Annual Report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Ralcorp Holdings, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the Co-Chief Executive Officers and Controller and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2009 at the reasonable assurance level. We have excluded Harvest Manor Farms, LLC from the assessment of internal control over financial reporting as of September 30, 2009 because it was acquired by the Company in a purchase business combination during 2009. Harvest Manor's assets and revenues represented 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2009. The effectiveness of our internal control over financial reporting as of September 30, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report (on the following page).

/s/ KEVIN J. HUNT	/s/ DAVID P. SKARIE	/s/ THOMAS G. GRANNEMAN
Kevin J. Hunt Co-Chief Executive Officer	David P. Skarie Co-Chief Executive Officer	Thomas G. Granneman Controller and Chief Accounting Officer

November 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ralcorp Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows, and of shareholders' equity present fairly, in all material respects, the financial position of Ralcorp Holdings, Inc. and its subsidiaries at September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Harvest Manor Farms, LLC from its assessment of internal control over financial reporting as of September 30, 2009 because it was acquired by the Company in a purchase business combination during fiscal 2009. We have also excluded Harvest Manor Farms, LLC from our audit of internal control over financial reporting. Harvest Manor Farms, LLC is a wholly owned subsidiary, with total assets and total revenues representing 1% and 2% of the related consolidated financial statement amounts as of and for the year ended September 30, 2009.

/s/ PRICEWATERHOUSECOOPERS LLP

St. Louis, MO
November 30, 2009

Form 10-K

RALCORP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in millions except per share data, shares in thousands)

	Year Ended September 30,		
	2009	2008	2007
Net Sales	$ 3,891.9	$ 2,824.4	$ 2,233.4
Cost of products sold	(2,834.1)	(2,318.1)	(1,819.2)
Gross Profit	1,057.8	506.3	414.2
Selling, general and administrative expenses	(609.0)	(328.4)	(252.8)
Interest expense, net	(99.0)	(54.6)	(42.3)
Gain (loss) on forward sale contracts	17.6	111.8	(87.7)
Gain on sale of securities	70.6	7.1	-
Restructuring charges	(.5)	(1.7)	(.9)
Earnings before Income Taxes and Equity Earnings	437.5	240.5	30.5
Income taxes	(156.9)	(86.7)	(7.5)
Earnings before Equity Earnings	280.6	153.8	23.0
Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes	9.8	14.0	8.9
Net Earnings	$ 290.4	$ 167.8	$ 31.9
Basic Earnings per Share	$ 5.16	$ 5.51	$ 1.20
Diluted Earnings per Share	$ 5.09	$ 5.38	$ 1.17
Weighted Average Shares for Basic Earnings per Share	56,166	30,321	26,382
Dilutive effect of:			
Stock options	437	560	562
Restricted stock awards	207	98	39
Stock appreciation rights	151	89	67
Weighted Average Shares for Diluted Earnings per Share	56,961	31,068	27,050

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions except share and per share data)

	September 30, 2009	September 30, 2008
Assets		
Current Assets		
Cash and cash equivalents	$ 282.8	$ 14.1
Marketable securities	12.0	9.2
Investment in Ralcorp Receivables Corporation	134.4	56.5
Receivables, net	135.9	160.1
Due from Kraft Foods Inc.	-	49.0
Inventories	365.9	337.0
Deferred income taxes	10.6	16.5
Prepaid expenses and other current assets	12.6	5.4
Total Current Assets	954.2	647.8
Investment in Vail Resorts, Inc.	-	126.0
Property, Net	913.1	903.1
Goodwill	2,386.6	2,454.3
Other Intangible Assets, Net	1,172.2	1,189.5
Other Assets	26.1	23.2
Total Assets	$ 5,452.2	$ 5,343.9
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts and notes payable	$ 240.4	$ 204.7
Due to Kraft Foods Inc.	13.6	-
Other current liabilities	225.0	187.2
Total Current Liabilities	479.0	391.9
Long-term Debt	1,611.4	1,668.8
Deferred Income Taxes	464.6	601.6
Other Liabilities	191.6	270.1
Total Liabilities	2,746.6	2,932.4
Commitments and Contingencies		
Shareholders' Equity		
Common stock, par value $.01 per share		
Authorized: 300,000,000 shares		
Issued: 63,476,635 shares	.6	.6
Additional paid-in capital	1,931.4	1,919.6
Common stock in treasury, at cost (6,840,231 and 7,195,555 shares, respectively)	(244.8)	(257.3)
Retained earnings	1,059.3	768.9
Accumulated other comprehensive loss	(40.9)	(20.3)
Total Shareholders' Equity	2,705.6	2,411.5
Total Liabilities and Shareholders' Equity	$ 5,452.2	$ 5,343.9

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended September 30,		
	2009	**2008**	**2007**
Cash Flows from Operating Activities			
Net earnings	$ 290.4	$ 167.8	$ 31.9
Adjustments to reconcile net earnings to net cash flow provided by operating activities:			
Depreciation and amortization	144.7	99.5	82.4
Sale of receivables, net	(50.0)	4.2	45.8
Equity in earnings of Vail Resorts, Inc.	(15.4)	(21.7)	(13.7)
(Gain) loss on forward sale contracts	(17.6)	(111.8)	87.7
Deferred income taxes	(40.3)	13.1	(33.0)
Stock-based compensation expense	13.4	11.5	8.2
Gain on sale of securities	(70.6)	(7.1)	-
Other changes in current assets and liabilities, net of effects of business acquisitions:			
Decrease (increase) in receivables	9.2	(86.4)	15.5
Change in due to/from Kraft Foods Inc.	62.6	(49.0)	-
Increase in inventories	(9.8)	(6.6)	(14.7)
(Increase) decrease in prepaid expenses and other current assets	(2.2)	(1.1)	5.7
(Decrease) increase in accounts payable and other current liabilities	(19.6)	121.2	(4.7)
Other, net	31.9	(.8)	6.5
Net Cash Provided by Operating Activities	326.7	132.8	217.6
Cash Flows from Investing Activities			
Business acquisitions, net of cash acquired	(55.0)	(20.3)	(331.9)
Additions to property and intangible assets	(115.0)	(62.5)	(51.7)
Proceeds from sale of property	.1	.2	.2
Purchases of securities	(16.2)	(38.8)	(8.9)
Proceeds from sale or maturity of securities	95.9	50.4	4.8
Net Cash Used by Investing Activities	(90.2)	(71.0)	(387.5)
Cash Flows from Financing Activities			
Proceeds from issuance of long-term debt	400.0	-	200.0
Repayment of long-term debt	(389.7)	(39.7)	(29.0)
Net (repayments) borrowings under credit arrangements	(22.1)	(20.0)	40.0
Advance proceeds from forward sale of securities	-	-	29.5
Purchase of treasury stock	-	(5.6)	(78.8)
Proceeds and tax benefits from exercise of stock awards	15.2	3.9	5.5
Change in book cash overdrafts	27.8	4.5	(7.2)
Other, net	(1.3)	.1	-
Net Cash Provided (Used) by Financing Activities	29.9	(56.8)	160.0
Effect of Exchange Rate Changes on Cash	2.3	(.8)	.7
Net Increase (Decrease) in Cash and Cash Equivalents	268.7	4.2	(9.2)
Cash and Cash Equivalents, Beginning of Year	14.1	9.9	19.1
Cash and Cash Equivalents, End of Year	$ 282.8	$ 14.1	$ 9.9

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions except per share data, shares in thousands)

	Common Stock	Additional Paid-In Capital	Common Stock in Treasury	Retained Earnings	Accum. Other Comprehensive Income (Loss)	Total
Balance, September 30, 2006	$ .3	$ 118.3	$ (187.7)	$ 569.2	$ (23.7)	$ 476.4
Net earnings				31.9		31.9
Minimum pension liability adjustment, net of $16.7 tax expense					28.9	28.9
Cash flow hedging adjustments, net of $10.5 tax expense					17.7	17.7
Foreign currency translation adjustment					14.6	14.6
Comprehensive income						93.1
Adjustment to initially apply FAS 158, net of $12.1 tax benefit					(20.2)	(20.2)
Stock purchased (1,382 shares)			(78.8)			(78.8)
Stock options & stock appreciation rights exercised (154 shares)		.2	4.8			5.0
Restricted stock issued (142 shares)		(4.4)	4.4			-
Stock-based compensation expense		8.2				8.2
Activity under deferred compensation plans (15 shares)		(.7)	.4			(.3)
Balance, September 30, 2007	$ .3	$ 121.6	$ (256.9)	$ 601.1	$ 17.3	$ 483.4
Net earnings				167.8		167.8
Benefit plan adjustment, net of $.9 tax expense					1.3	1.3
Cash flow hedging adjustments, net of $18.4 tax benefit					(31.5)	(31.5)
Foreign currency translation adjustment					(7.4)	(7.4)
Comprehensive income						130.2
Common stock issued (30,466 shares)	.3	1,788.1				1,788.4
Stock purchased (100 shares)			(5.6)			(5.6)
Stock options & stock appreciation rights exercised (100 shares)		.4	3.5			3.9
Restricted stock issued (30 shares)		(1.1)	1.1			-
Stock-based compensation expense		11.4				11.4
Activity under deferred compensation plans (16 shares)		(.8)	.6			(.2)
Balance, September 30, 2008	$ .6	$ 1,919.6	$ (257.3)	$ 768.9	$ (20.3)	$ 2,411.5
Net earnings				290.4		290.4
Benefit plan adjustment, net of $14.5 tax benefit					(20.7)	(20.7)
Cash flow hedging adjustments, net of $.3 tax expense					3.2	3.2
Foreign currency translation adjustment					(3.1)	(3.1)
Comprehensive income						269.8
Stock options & stock appreciation rights exercised (402 shares)		(2.2)	14.4			12.2
Restricted stock issued, net (48 shares)		.9	(1.9)			(1.0)
Stock-based compensation expense		12.2				12.2
Activity under deferred compensation plans (2 shares)		.9	-			.9
Balance, September 30, 2009	$ .6	$ 1,931.4	$ (244.8)	$ 1,059.3	$ (40.9)	$ 2,705.6

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation – The financial statements are presented on a consolidated basis and include the accounts of Ralcorp and its majority-owned subsidiaries, except Ralcorp Receivables Corporation (see Note 10). All significant intercompany transactions have been eliminated. The Company's investment in Vail Resorts, Inc. was presented on the equity basis through June 2009 (see Note 5).

Estimates – The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates and assumptions.

Cash Equivalents include all highly liquid investments with original maturities of less than three months.

Receivables are reported at net realizable value. This value includes appropriate allowances for doubtful accounts, cash discounts, and other amounts which the Company does not ultimately expect to collect. The Company calculates the allowance for doubtful accounts based on historical losses and the economic status of, and its relationship with, its customers, especially those identified as "at risk." A receivable is considered past due if payments have not been received within the agreed upon invoice terms. Receivables are written off against the allowance when the customer files for bankruptcy protection or is otherwise deemed to be uncollectible based upon the Company's evaluation of the customer's solvency. The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 2009 and 2008, the amount of such receivables was immaterial. Consideration was given to the economic status of these customers when determining the appropriate allowance for doubtful accounts (see Note 11) and the fair value of the Company's subordinated retained interest in accounts receivable (see Note 10).

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market. Reported amounts have been reduced by an allowance for obsolete product and packaging materials based on a review of inventories on hand compared to estimated future usage and sales (see Note 9 and Note 11).

Derivative Financial Instruments and Hedging – We enter into derivative contracts as economic hedges. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. Earnings impacts for all designated hedges are reported in the statement of earnings within the same line item as the gain or loss on the item being hedged. Since the hedging activities relate to operations, related cash flows are included in the statement of cash flows in cash flows from operating activities. For a fair value hedge of a recognized asset or liability or unrecognized firm commitment, the entire change in fair value of the derivative is recorded in earnings as incurred. For a cash flow hedge of an anticipated transaction, the ineffective portion of the change in fair value of the derivative is recorded in earnings as incurred, whereas the effective portion is deferred in accumulated other comprehensive income in the balance sheet until the transaction is realized, at which time any deferred hedging gains or losses are recorded in earnings. For more information about our hedging activities, see Note 12.

Form 10-K

Property is recorded at cost, and depreciation expense is generally provided on a straight-line basis over the estimated useful lives of the properties. Estimated useful lives range from 3 to 15 years for machinery and equipment and 10 to 50 years for buildings and leasehold improvements. Total depreciation expense was $102.9, $70.3, and $58.7 in fiscal 2009, 2008, and 2007, respectively. Repair and maintenance costs incurred in connection with planned major maintenance activities are accounted for under the direct expensing method. At September 30, property consisted of:

	2009	2008
Land	$ 26.9	$ 26.9
Buildings and leasehold improvements	279.4	266.5
Machinery and equipment	1,076.3	996.0
Construction in progress	76.2	60.9
	1,458.8	1,350.3
Accumulated depreciation	(545.7)	(447.2)
	$ 913.1	$ 903.1

Other Intangible Assets consist of computer software purchased or developed for internal use and customer relationships, trademarks, computer software, and miscellaneous intangibles acquired in business combinations (see Note 2). Amortization expense related to intangible assets, which is provided on a straight-line basis over the estimated useful lives of the assets, was $41.8, $29.2, and $23.7 in fiscal 2009, 2008, and 2007, respectively. For the intangible assets recorded as of September 30, 2009, amortization expense of $43.4, $40.9, $40.4, $39.2, and $35.3 is scheduled for fiscal 2010, 2011, 2012, 2013, and 2014, respectively. Other intangible assets consisted of:

	September 30, 2009			September 30, 2008		
	Carrying Amount	Accum. Amort.	Net Amount	Carrying Amount	Accum. Amort.	Net Amount
Computer software	$ 52.8	$ (30.1)	$ 22.7	$ 34.7	$ (24.2)	$ 10.5
Customer relationships	421.2	(82.0)	339.2	422.2	(54.4)	367.8
Trademarks/brands	816.0	(12.7)	803.3	808.4	(6.3)	802.1
Other	13.1	(6.1)	7.0	13.1	(4.0)	9.1
	$1,303.1	$ (130.9)	$1,172.2	$1,278.4	$ (88.9)	$1,189.5

Recoverability of Assets – The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, goodwill, and investment in Ralcorp Receivables Corporation. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.

Investments – The Company funds a portion of its deferred compensation liability by investing in certain mutual funds in the same amounts as selected by the participating employees. Because management's intent is to invest in a manner that matches the deferral options chosen by the participants and those participants can elect to transfer amounts in or out of each of the designated deferral options at any time, these investments have been classified as trading assets and are stated at fair value in "Other Assets." Both realized and unrealized gains and losses on these assets are included in "Selling, general and administrative expenses" and offset the related change in the deferred compensation liability.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and allowances. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged, and related reserves are maintained based on return history. If additional rights of return are granted, revenue recognition is deferred. Estimated reductions to revenue for customer incentive offerings are based upon customers' redemption history.

Cost of Products Sold includes, among other things, inbound and outbound freight costs and depreciation expense related to assets used in production, while storage and other warehousing costs are included in "Selling, general, and administrative expenses." Storage and other warehousing costs totaled $69.3, $63.0, and $57.3 in fiscal 2009, 2008, and 2007, respectively.

Advertising, Repair, and Maintenance Costs are expensed as incurred.

Stock-based Compensation – The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The Company followed the nominal vesting period approach prior to October 1, 2005 (for pro forma disclosure purposes) and must continue following that approach for awards outstanding as of that date, but applies the non-substantive vesting period approach to new grants that have retirement eligibility provisions. See Note 18 for disclosures related to stock-based compensation.

Income Tax Expense is estimated based on taxes in each jurisdiction and includes the effects of both current tax exposures and the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. A valuation allowance is established against the related deferred tax assets to the extent that it is not more likely than not that the future benefits will be realized. Reserves are recorded for estimated exposures associated with the Company's tax filing positions, which are subject to periodic audits by governmental taxing authorities. Interest due to an underpayment of income taxes is classified as income taxes. The Company considers the undistributed earnings of its foreign subsidiaries to be permanently invested, so no U.S. taxes have been provided for those earnings. See Note 4 for disclosures related to income taxes.

Recently Issued Accounting Standards – Significant developments in accounting rules are discussed below.

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162." The Accounting Standards Codification (ASC) combines all authoritative standards into a comprehensive, topically organized online database. Following this Statement, which is now included in ASC Topic 105, "Generally Accepted Accounting Principles" (GAAP), the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU) to update the ASC. Since the launch of the ASC on July 1, 2009, only one level of authoritative U.S. GAAP for non-governmental entities exists, other than guidance issued by the Securities and Exchange Commission. This Statement became effective for Ralcorp's annual and interim reporting periods ending after September 15, 2009, but did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued (FAS) 157, "Fair Value Measurements," now included in ASC Topic 820, "Fair Value Measurements and Disclosures." This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement was effective for Ralcorp as of October 1, 2008; but, FSP FAS 157-2 (also included in ASC 820) permitted a one-year deferral for non-financial assets and liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820 for financial assets and liabilities did not have a material impact on the Company's results of operations or financial position, and we do not believe the adoption of ASC 820 for non-financial assets and liabilities, effective October 1, 2009, will have a material impact on our consolidated financial statements. Required disclosures are included in Note 13.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities," now included in ASC Topic 825, "Financial Instruments." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement was effective as of the beginning of Ralcorp's 2009 fiscal year, but it did not have an effect on our consolidated financial statements as we did not elect this fair value option for any items.

In December 2007, the FASB issued FAS 141(R), "Business Combinations," now included in ASC Topic 805, "Business Combinations," which replaces FAS 141. This Statement establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations. This Statement is effective for acquisitions completed after the beginning of Ralcorp's 2010 fiscal year.

In March 2008, the FASB issued FAS 161, "Disclosures about Derivative Instruments and Hedging Activities," now included in ASC Topic 815, "Derivatives and Hedging." This Statement changes the disclosure requirements for derivative instruments and hedging activities to include enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement was effective for Ralcorp beginning with its financial statements for March 31, 2009. Required disclosures are included in Note 12.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets," now included in ASC Topic 350, "Intangibles-Goodwill and Other," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets." This FSP will be effective for financial statements issued for Ralcorp's 2010 fiscal year. The FSP's guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date (October 1, 2009 for Ralcorp). The FSP's disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

In April 2009, the FASB issued FSP 157-4, FSP FAS 107-1 and APB 28-1, and FSP FAS 115-2 and FAS 124-2, all of which were effective for Ralcorp beginning in the third quarter of fiscal 2009. FSP 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," now included in ASC Topic 820, "Fair Value Measurements and Disclosures," provides guidelines for making fair value measurements more consistent with the principles presented in FAS 157 (also included in ASC Topic 820). FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," now included in ASC Topic 270, "Interim Reporting," enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," now included in ASC Topic 320, "Investments - Debt and Equity Securities," provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The adoption of these FSPs did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued FAS 165, "Subsequent Events," now included in ASC Topic 855, "Subsequent Events." This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The Company adopted this standard for the interim reporting period ended June 30, 2009. The adoption of this statement did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued FAS 166, "Accounting for Transfers of Financial Assets – an Amendment of FASB Statement No. 140," now included in ASC Topic 860, "Transfers and Servicing." The standard eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This Statement will be effective for Ralcorp's 2011 fiscal year. The Company is currently evaluating the impact of the adoption of this Statement.

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)," now included in ASC Topic 810, "Consolidation." The new standard eliminates FASB Interpretation 46(R) (FIN 46(R)) exceptions for consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASC 810 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FIN 46(R) provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. This Statement requires additional disclosures regarding an entity's involvement in a variable interest entity. This Statement is effective for Ralcorp's 2011 fiscal year. The Company is currently evaluating the impact of the adoption of this statement.

Reclassifications – Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Form 10-K

NOTE 2 – ACQUISITIONS AND GOODWILL

Each of the following acquisitions was accounted for using the purchase method of accounting, whereby the results of operations of each of the following acquisitions are included in the consolidated statements of earnings from the date of acquisition. The purchase price, including costs of acquisition, was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess was allocated to goodwill, as shown in the following table. For the fiscal 2009 acquisition of Harvest Manor Farms, the allocation is subject to change pending the completion of certain valuations (primarily intangible assets and deferred tax assets and liabilities).

	Harvest Manor	Post Foods	Pastries Plus	Bloomfield Bakers	Cottage Bakery
Cash	$ -	$ 73.3	$ -	$ 1.5	$ .1
Receivables	14.2	2.6	-	12.8	8.5
Inventories	20.3	103.9	.1	10.2	5.5
Other current assets	.2	-	-	.5	.4
Property	8.1	469.8	.8	25.6	39.1
Goodwill	14.8	1,794.8	10.6	47.3	57.6
Other intangible assets	16.7	946.8	-	55.4	83.5
Other assets	-	-	-	.2	15.2
Total assets acquired	74.3	3,391.2	11.5	153.5	209.9
Accounts payable	(10.4)	-	-	(13.7)	(11.0)
Other current liabilities	(4.6)	(17.0)	(.7)	(1.4)	(3.2)
Long-term debt	-	(964.5)	-	-	-
Deferred income taxes	-	(448.0)	-	-	5.0
Other liabilities	(.1)	(74.0)	(.4)	(.8)	(15.2)
Total liabilities assumed	(15.1)	(1,503.5)	(1.1)	(15.9)	(24.4)
Net assets acquired	$ 59.2	$ 1,887.7	$ 10.4	$ 137.6	$ 185.5

Fiscal 2009

In a cash transaction on March 20, 2009, the Company acquired Harvest Manor Farms, LLC, a leading manufacturer of high quality private label and *Hoody's* branded snack nuts with annual net sales of approximately $180. Harvest Manor Farms operates a manufacturing facility in El Paso, TX and is now part of Ralcorp's Snacks segment. The assigned goodwill is deductible for tax purposes. The purchase price allocation included $16.5 of customer relationships and trademarks subject to amortization over a weighted average amortization period of approximately 13 years.

Fiscal 2008

On August 4, 2008, the Company acquired Post Foods from Kraft Foods Inc. Ralcorp issued 30,465,318 shares of its common stock and assumed $964.5 of debt. For accounting purposes, the market price of the shares was assumed to be $58.70 per share, which was the average daily closing market price for three business days before and after the announcement of the acquisition (November 15, 2007). Post Foods, which is included in the Cereals segment, is the third-largest branded ready-to-eat cereal manufacturer in the U.S., with over 100 years of history in the industry. Post Foods operates manufacturing facilities in Battle Creek, MI, Modesto, CA, Jonesboro, AR, and Niagara Falls, ON (Canada). The assigned goodwill is not deductible for tax purposes. The purchase price allocation included $701.7 of brand related intangibles assigned indefinite useful lives as well as $245.1 of customer relationships, brand related intangibles, and other intangibles subject to amortization over a weighted average amortization period of approximately 20 years. Finished goods inventory acquired in the acquisition was valued essentially as if Ralcorp were a distributor purchasing the inventory. This resulted in a one-time allocation of purchase price to acquired inventory which was $23.4 higher than the historical manufacturing cost of the inventory. All of the $23.4 inventory valuation adjustment was recognized in cost of products sold during fiscal 2008. The Company is also incurring significant costs related to the transitioning of Post Foods into Ralcorp operations, which are expected to continue into fiscal 2010. During fiscal 2009, the Company completed its analyses of deferred income tax liabilities, property, identifiable intangibles, and other assets and liabilities acquired, and adjusted goodwill by a total of $80.9 (primarily due to a $78.0 reduction in estimated acquired deferred income tax liabilities).

Fiscal 2007

On August 14, 2007, the Company acquired certain assets and lease obligations of Pastries Plus of Utah, Inc. in a cash transaction. Pastries Plus was a competing manufacturer of branded and private label thaw-and-sell cookies with annual gross sales of approximately $10. The business was integrated into the Lofthouse operations of the Frozen Bakery Products segment. The assigned goodwill is deductible for tax purposes.

On March 16, 2007, the Company acquired Bloomfield Bakers and its affiliate, Lovin Oven L.L.C., in a cash transaction. Bloomfield Bakers, which is included in Ralcorp's Cereals segment, is a leading manufacturer of nutritional and cereal bars and natural and organic specialty cookies, crackers, and cereals. The acquired business, which had net sales of $188 for its fiscal year ended December 31, 2006, operates two leased manufacturing facilities in Azusa and Los Alamitos, CA and employs approximately 500 people. The assigned goodwill is deductible for tax purposes. The purchase price allocation included $55.4 of customer relationships and other intangibles subject to amortization over a weighted average amortization period of approximately 8 years.

On November 10, 2006, the Company acquired Cottage Bakery, Inc. in a cash transaction. Cottage Bakery, a leading manufacturer of frozen par-baked breads and frozen dough sold in the in-store bakery and foodservice channels, operates one manufacturing facility in Lodi, CA and employs approximately 690 people. For its fiscal year ended June 30, 2006, Cottage Bakery had gross sales of approximately $125. The acquired business, which enhanced Ralcorp's existing frozen bakery offerings, is reported within the Frozen Bakery Products segment. The assigned goodwill is not deductible for tax purposes. The purchase price allocation included $83.5 of customer relationships and other intangibles subject to amortization over a weighted average amortization period of approximately 14 years.

Pro Forma Information

The following unaudited pro forma information shows Ralcorp's results of operations as if the fiscal 2009 and 2008 business combinations had been completed as of the beginning of each period presented. These pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

	2009	2008
Net sales	$ 3,977.8	$ 3,918.6
Net earnings	290.9	253.4
Basic earnings per share	5.17	4.44
Diluted earnings per share	5.09	4.45

Goodwill

The changes in the carrying amount of goodwill by reportable segment (see Note 19) were as follows:

	Cereals	Frozen Bakery Products	Snacks	Sauces & Spreads	Total
Balance, September 30, 2007	$ 40.1	$ 351.0	$ 139.4	$ 38.8	$ 569.3
Goodwill acquired	1,875.7	-	-	-	1,875.7
Purchase price allocation adjustment	7.1	4.9	-	-	12.0
Currency translation adjustment	-	(2.7)	-	-	(2.7)
Balance, September 30, 2008	$ 1,922.9	$ 353.2	$ 139.4	$ 38.8	$ 2,454.3
Goodwill acquired	-	-	14.8	-	14.8
Purchase price allocation adjustment	(80.9)	-	-	-	(80.9)
Income tax adjustments	-	(1.1)	-	-	(1.1)
Currency translation adjustment	(.3)	(.2)	-	-	(.5)
Balance, September 30, 2009	$ 1,841.7	$ 351.9	$ 154.2	$ 38.8	$ 2,386.6

Form 10-K

NOTE 3 – RESTRUCTURING CHARGES

In fiscal 2008, the Company closed its plant in Billerica, MA, and transferred the production to other facilities within the Snacks segment. In addition to employee termination benefits for approximately 90 employees, charges for this project included a write-off of abandoned property.

In fiscal 2007, the Company closed its plant in Blue Island, IL, terminating 86 employees, and moved production to other facilities within the Frozen Bakery Products segment. In addition to employee termination benefits, charges for this project included costs to clean up the facility and a charge to write-off remaining inventories.

There were no significant restructuring reserves at September 30, 2009 or 2008. The following table details the amounts included in the statements of earnings as "Restructuring charges" for fiscal 2009, 2008, and 2007, along with the corresponding cumulative charges for these restructuring projects through September 30, 2009. No significant future charges are expected for any of these projects.

	2009	2008	2007	Cumulative
Billerica - Employee termination benefits	$ -	$ 1.1	$ -	$ 1.1
Billerica - Write-off of abandoned property	-	.3	-	.3
Blue Island - Employee termination benefits	-	-	.7	.7
Blue Island - Other associated charges	.5	.3	.2	1.0
	$ .5	$ 1.7	$ .9	$ 3.1

NOTE 4 – INCOME TAXES

The provision for income taxes consisted of the following:

	2009	2008	2007
Current:			
Federal	$178.1	$ 57.1	$ 40.9
State	24.9	7.1	2.8
Foreign	(.2)	.1	1.6
	202.8	64.3	45.3
Deferred:			
Federal	(38.3)	22.0	(34.0)
State	(2.6)	3.5	(3.0)
Foreign	(5.0)	(3.1)	(.8)
	(45.9)	22.4	(37.8)
Income taxes	156.9	86.7	7.5
Deferred income taxes on equity earnings	5.6	7.7	4.8
Total provision for income taxes	$162.5	$ 94.4	$ 12.3

The foreign deferred income taxes shown above include benefits of operating loss carryforwards of $10.5, $3.0, and $.5 in 2009, 2008, and 2007, respectively.

A reconciliation of income taxes with amounts computed at the statutory federal rate follows:

	2009	2008	2007
Computed tax at federal statutory rate (35%)	$158.5	$ 91.7	$ 15.7
State income taxes, net of federal tax benefit	17.7	7.9	.1
Domestic production activities deduction	(7.2)	(2.8)	(1.1)
Adjustments to reserve for uncertain tax positions	.4	(.2)	(1.9)
Other, net (none in excess of 5% of computed tax)	(6.9)	(2.2)	(.5)
	$162.5	$ 94.4	$ 12.3

Form 10-K

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows:

	September 30, 2009			September 30, 2008		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Current:						
Accrued liabilities	$ 9.2	$ -	$ 9.2	$ 9.2	$ -	$ 9.2
Inventories	.1	-	.1	6.4	-	6.4
Other items	1.3	-	1.3	.9	-	.9
	10.6	-	10.6	16.5	-	16.5
Noncurrent:						
Property	-	(158.3)	(158.3)	-	(223.8)	(223.8)
Intangible assets	-	(417.4)	(417.4)	-	(414.4)	(414.4)
Equity investment in Vail	-	-	-	-	(39.0)	(39.0)
Forward sale contracts	-	-	-	2.0	-	2.0
Pension	18.9	-	18.9	6.4	-	6.4
Other postretirement benefits	35.1	-	35.1	32.9	-	32.9
Deferred compensation	13.0	-	13.0	10.4	-	10.4
Insurance reserves	7.6	-	7.6	8.1	-	8.1
NOL and tax credit carryforwards	17.5	-	17.5	8.4	-	8.4
Other items	21.3	-	21.3	11.7	(.6)	11.1
	113.4	(575.7)	(462.3)	79.9	(677.8)	(597.9)
Total deferred taxes	124.0	(575.7)	(451.7)	96.4	(677.8)	(581.4)
Valuation allowance (noncurrent)	(2.3)		(2.3)	(3.7)		(3.7)
Net deferred taxes	$ 121.7	$(575.7)	$(454.0)	$ 92.7	$(677.8)	$(585.1)

As of September 30, 2009, the Company had state operating loss carryforwards totaling approximately $11.3, of which approximately $1.4 will expire in 2011-2013 and $9.9 will expire in 2023-2029, and foreign operating loss carryforwards totaling approximately $44.1, which will expire in 2025-2029. As of September 30, 2009, the Company had state tax credit carryforwards totaling approximately $2.0, of which approximately $1.6 have no expiration date and the remainder will expire in 2016-2023. Due to the uncertainty of the realization of certain tax carryforwards (specifically due to a lack of evidence that sufficient taxable income would be generated in certain states), the Company carried a valuation allowance against these carryforward benefits in the amount of $1.8 as of September 30, 2008 and $1.7 as of September 30, 2007), which was management's estimate of the amount of deferred tax assets that were not more likely than not to be realized. Based on significant increases in taxable income generated in the related states during the year and expected for future years, the Company reduced this portion of its valuation allowance to zero as of September 30, 2009.

For fiscal 2009, 2008, and 2007, total foreign source earnings or loss before income taxes was less than $5.0. As of September 30, 2009, no provision for income taxes was made for approximately $19.1 of the cumulative undistributed earnings of one of the Company's Canadian subsidiaries (other than approximately $1.5 of Canadian withholding taxes paid), because those earnings are not taxable in Canada (except for the withholding tax required by treaty) and would become taxable in the U.S. only to the extent that they are repatriated in the future. Since the Company considers the undistributed earnings to be permanently invested in Canada, the related deferred tax liability (which is estimated to be approximately $6.7 as of September 30, 2009) has not been recorded, and a valuation allowance was recorded against the foreign tax credit for the cumulative Canadian taxes paid of $2.3, $1.8, and $1.0 as of September 30, 2009, 2008, and 2007, respectively.

The Company adopted the provisions of ASC 740, "Income Taxes," related to unrecognized tax benefits as of October 1, 2007. Unrecognized tax benefits at that date and related accrued interest totaled approximately $1.8. Minor adjustments reduced the total amount to approximately $1.6 at September 30, 2008 and then increased it to approximately $2.0 at September 30, 2009, all of which would affect the effective tax rate if recognized. Federal returns for tax years after September 30, 2006 remain subject to examination, along with various state returns for the past two to seven years and Canadian returns for the past three years. Two state uncertainties are currently being addressed with the state taxing authority and are expected to be resolved within the next 12 months. Related unrecognized tax benefits totaling approximately $1.2 were classified as "Other current liabilities" on the balance sheet as of September 30, 2009, while approximately $.8 of unrecognized tax benefits were classified in "Other Liabilities."

NOTE 5 – EQUITY INVESTMENT IN VAIL RESORTS, INC.

On January 3, 1997, the Company sold its ski resorts holdings (Resort Operations) to Vail Resorts, Inc. (Vail) in exchange for 7,554,406 shares of Vail common stock (NYSE:MTN). In March 2006, the Company sold 100,000 of its shares of Vail Resorts for a total of $3.8. The shares had a carrying value of $1.2, so the transaction resulted in a $2.6 pre-tax gain. In August and September 2008, the Company sold and additional 368,700 shares for a total of $13.7. The shares had a carrying value of $6.6, so the transaction resulted in a $7.1 pre-tax gain. During 2009, the Company sold its remaining 7,085,706 shares (including those subject to forward sale contracts, as discussed in Note 6) for a total of $211.9. The shares had a carrying value of $141.3, so the transactions resulted in a $70.6 gain. The Company held no shares of Vail Resorts at September 30, 2009. As of September 30, 2008, the carrying value of the Company's investment in Vail was $126.0 and the corresponding market value was $247.6.

Vail's fiscal year ends July 31, so the Company reports equity earnings on a two-month time lag. The Company's ownership percentage was 20.2% as of July 31, 2008. Until June 2009, the equity method of accounting was appropriate because we had significant influence over Vail due to our ownership percentage and the fact that two of the Company's directors (Messrs. Micheletto and Stiritz) served as directors of Vail.

On January 3, 1997, the date of the exchange, the Company's equity interest in the underlying net assets of Vail exceeded the net book value of the net assets contributed by the Company to Vail by $37.5. This excess was being amortized ratably to the investment in Vail over an estimated 20 years and was reduced proportionally by sales of shares. The unamortized excess was $14.5 as of September 30, 2008. The amount of retained earnings that represented undistributed earnings of Vail was $49.0 as of September 30, 2008.

Vail's summarized financial information follows:

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007
Net revenues	$ 977.0	$ 1,152.2	$ 940.5
Total operating expenses	870.9	976.2	812.3
Income from operations	$ 106.1	$ 176.0	$ 128.2
Net income	$ 49.0	$ 102.9	$ 61.4

	July 31, 2009	July 31, 2008
Current assets	$ 229.0	$ 358.9
Noncurrent assets	1,655.5	1,567.1
Total assets	$ 1,884.5	$ 1,926.0
Current liabilities	$ 251.4	$ 367.0
Noncurrent liabilities	837.0	800.3
Minority interest	30.8	29.9
Stockholders' equity	765.3	728.8
Total liabilities and stockholders' equity	$ 1,884.5	$ 1,926.0

Form 10-K

NOTE 6 – FORWARD SALE CONTRACTS

During the quarter ended December 31, 2005, Ralcorp entered into a forward sale contract relating to 1.78 million shares of its Vail common stock with maturity dates of November 21, 2008 and November 22, 2010. During the quarter ended June 30, 2006, the Company entered into a similar agreement relating to 1.97 million additional shares, with maturity dates of November 18, 2009 and November 16, 2011. A third contract was entered into during the quarter ended December 31, 2006, relating to 1.2 million additional shares, with a maturity date of November 15, 2013. Ralcorp received $50.5, $60.0, and $29.5, respectively, under the discounted advance payment feature of the contracts. Amortization of the corresponding $11.0, $15.5, and $17.6 discounts is included in "Interest expense, net" on the statements of earnings and totaled $5.1 in 2009 and $8.7 in 2008. On November 21, 2008, the first tranche of the initial contract was settled and Ralcorp delivered 890,000 shares, and on June 4, 2009, all remaining contracts were settled and Ralcorp delivered 3,503,263 shares. The components of the total liability are shown in the following table.

	Value of Advance Proceeds	Accumulated (Gain) Loss on Derivative	Total Contract Liability
Advance proceeds received	$ 140.0	$ -	$ 140.0
Amortization of discount	20.7	-	20.7
Gain on derivative component	-	(15.7)	(15.7)
Balance at September 30, 2008	$ 160.7	$ (15.7)	$ 145.0
Amortization of discount	5.1	-	5.1
Gain on derivative component	-	(20.6)	(20.6)
Contract settlement	(165.8)	36.3	(129.5)
Balance at September 30, 2009	$ -	$ -	$ -

The forward sale agreements had a dual nature and purpose. The advance proceeds component acted as a financing arrangement collateralized by the underlying Vail shares. The derivative component, which was based on a price collar on Vail shares, acted as a hedge of the future sale of the underlying shares. Because Ralcorp accounted for its investment in Vail Resorts using the equity method, these contracts were not eligible for hedge accounting. Therefore, any gains or losses on the contracts, whether realized or unrealized, were immediately recognized in earnings.

NOTE 7 – EARNINGS PER SHARE

The following schedule shows common stock options and stock appreciation rights (SARs) which were outstanding and could potentially dilute basic earnings per share in the future but which were not included in the computation of diluted earnings per share for the periods indicated because to do so would have been antidilutive. See Note 18 for more information about outstanding options and SARs.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009				
SARs at $56.56 per share	435,000	435,000	405,000	-
SARs at $66.07 per share	538,000	538,000	508,000	503,500
SARs at $65.45 per share	25,000	25,000	25,000	25,000
SARs at $58.79 per share	-	-	8,000	8,000
Fiscal 2008				
SARs at $56.56 per share	435,000	435,000	435,000	435,000
Fiscal 2007				
Stock options at $35.31 per share	10,281	-	-	-
Stock options at $45.25 per share	152,000	-	-	-
SARs at $48.99 per share	435,000	-	435,000	-
SARs at $56.56 per share	-	-	-	457,500

Form 10-K

NOTE 8 – SUPPLEMENTAL EARNINGS STATEMENT AND CASH FLOW INFORMATION

	2009	2008	2007
Repair and maintenance expenses	$104.1	$ 71.0	$ 68.3
Advertising and promotion expenses	133.4	28.1	12.8
Research and development expenses	19.2	11.5	10.2
Interest paid	98.7	38.6	31.7
Income taxes paid, net of refunds	192.6	50.0	43.1
Cash received from the exercise of stock options	8.4	2.8	3.3
Tax benefits realized from exercised stock options and similar awards	6.8	1.1	2.2

NOTE 9 – SUPPLEMENTAL BALANCE SHEET INFORMATION

	September 30,	
	2009	2008
Receivables, net		
Trade	$ 122.2	$ 140.7
Other	15.7	19.8
	137.9	160.5
Allowance for doubtful accounts	(2.0)	(.4)
	$ 135.9	$ 160.1
Inventories		
Raw materials and supplies	$ 152.4	$ 135.2
Finished products	217.0	204.4
	369.4	339.6
Allowance for obsolete inventory	(3.5)	(2.6)
	$ 365.9	$ 337.0
Accounts and Notes Payable		
Trade	$ 147.6	$ 134.6
Book cash overdrafts	65.4	36.7
Other items	27.4	33.4
	$ 240.4	$ 204.7
Other Current Liabilities		
Advertising and promotion	$ 52.0	$ 50.8
Compensation	49.8	34.5
Current portion of forward sale contracts	-	29.3
Current portion of long-term debt	45.6	.3
Other items	77.6	72.3
	$ 225.0	$ 187.2
Other Liabilities		
Forward sale contracts	$ -	$ 115.7
Other items	191.6	154.4
	$ 191.6	$ 270.1

Form 10-K

NOTE 10 – SALE OF RECEIVABLES

To provide additional liquidity, on September 24, 2001 the Company entered into an agreement to sell, on an ongoing basis, trade accounts receivable to a wholly owned, bankruptcy-remote subsidiary named Ralcorp Receivables Corporation (RRC). As of September 30, 2009, the accounts receivable of the Western Waffles, Cottage Bakery, Medallion, Bloomfield Bakers, Post Foods, and Harvest Manor businesses have not been incorporated into the sale agreement and were not being sold to RRC. RRC can then sell up to $75.0 of ownership interests in qualifying receivables to a bank commercial paper conduit, which issues commercial paper to investors. Ralcorp continues to service the receivables as agent for RRC and the bank conduit. RRC is a qualifying special purpose entity under ASC Topic 860, and the sale of Ralcorp receivables to RRC is considered a true sale for accounting, tax, and legal purposes. Therefore, the trade receivables sold and the related commercial paper borrowings are not recorded on Ralcorp's consolidated balance sheets. However, the Company's consolidated balance sheets reflect an investment in RRC that in substance represents a subordinated retained interest in the trade receivables sold. As of September 30, 2009, the outstanding balance of receivables (net of an allowance for doubtful accounts) sold to RRC was $134.4 and the Company elected not to sell any to the conduit, resulting in a retained interest of $134.4 reflected on the Company's consolidated balance sheet as an "Investment in Ralcorp Receivables Corporation." As of September 30, 2008, the outstanding balance of receivables sold to RRC was $106.5 and proceeds received from the conduit were $50.0, resulting in a retained interest of $56.5. Discounts related to the sale of receivables to the conduit totaled $.5 and $1.9 for the years ended September 30, 2009 and September 30, 2008 respectively, and are included on the statements of earnings in "Selling, general and administrative expenses". The agreement contains cross-default language so that an event of default under any agreement governing "Material Indebtedness" of the Company would trigger an "Amortization Event" (each term as defined in the agreement).

NOTE 11 – ALLOWANCES FOR DOUBTFUL ACCOUNTS AND OBSOLETE INVENTORY

	2009	2008	2007
Allowance for Doubtful Accounts			
Balance, beginning of year	$ .4	$ .6	$ .4
Provision charged to expense	2.1	(.4)	-
Write-offs, less recoveries	-	(.1)	(.2)
Acquisitions	.1	-	.2
Transfers to Ralcorp Receivables Corporation	(.6)	.3	.2
Balance, end of year	$ 2.0	$ .4	$ .6
Allowance for Obsolete Inventory			
Balance, beginning of year	$ 2.6	$ 2.2	$ 3.1
Provision charged to expense	8.5	8.1	4.9
Write-offs of inventory	(8.1)	(7.7)	(6.2)
Acquisitions	.5	-	.4
Balance, end of year	$ 3.5	$ 2.6	$ 2.2

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

In the ordinary course of business, the Company is exposed to commodity price risks related to the acquisition of raw materials and supplies, interest rate risks related to debt, and foreign currency exchange rate risks related to our Canadian subsidiaries. Authorized individuals within the Company may utilize derivative financial instruments, including (but not limited to) futures contracts, option contracts, forward contracts and swaps, to manage certain of these exposures by hedging when it is practical to do so. The terms of these instruments generally do not exceed eighteen months for commodities, five years for interest rates, and two years for foreign currency. The Company is not permitted to engage in speculative or leveraged transactions and will not hold or issue financial instruments for trading purposes.

As of September 30, 2009, the Company's derivative instruments consisted of cash flow and fair value hedges on ingredients purchases (options, futures, and swaps) and cash flow hedges on variable interest payments (interest rate swap); and receipts of foreign currency-denominated accounts receivable (foreign exchange forward contracts). The Company hedges approximately 65% to 90% of our needs related to oats, wheat, corn, soybean oil, natural gas, and diesel fuel and 40% to 70% of our corrugate packaging needs over a six to twelve month period. Floating rate notes totaling $50.0 are swapped to fixed at 4.76% through December 2009. At September 30, 2009, the Company held foreign exchange forward contracts with a total notional amount of $48.0. During the past several years, the Company was party to forward sale contracts relating to some of its shares of Vail Resorts, Inc. common stock which were not designated as hedging instruments and which were settled in June 2009 (see Note 6).

The following table shows the fair value and Balance Sheet location of the Company's derivative instruments as of September 30, 2009, all of which were designated as hedging instruments under ASC Topic 815.

	Balance Sheet Location	Fair Value
Liability Derivatives:		
Commodity contracts	Other current liabilities	$ 7.8
Interest rate contracts	Other current liabilities	.4
		$ 8.2
Asset Derivatives:		
Foreign exchange contracts	Prepaid expenses and other current assets	$ 7.8
Commodity contracts	Prepaid expenses and other current assets	.2
		$ 8.0

The following tables illustrate the effects of the Company's derivative instruments on the Statement of Earnings and other comprehensive income (OCI) for the year ended September 30, 2009.

Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI [Effective Portion]	Location and Amount of Gain (Loss) Reclassified from Accumulated OCI into Earnings [Effective Portion]		Location and Amount of Gain (Loss) Recognized in Earnings [Ineffective Portion and Amount Excluded from Effectiveness Testing]	
Commodity contracts	$ (52.1)	Cost of products sold	$ (51.0)	Cost of products sold	$ .1
Foreign exchange contracts	4.0	SG&A	(4.7)	SG&A	-
Interest rate contracts	(6.7)	Interest expense, net	(2.6)	Interest expense, net	(.1)
	$ (54.8)		$ (58.3)		$ -

Derivatives in ASC Topic 815 Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
Commodity contracts	Cost of products sold	$ (.1)

Derivatives Not Designated as Hedging Instruments Under ASC Topic 815	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
Equity contracts	Gain on forward sale contracts	$ (17.6)

Certain of the Company's derivative instruments contain provisions that require the Company to post collateral when the derivatives in liability positions exceed a specified threshold. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on September 30, 2009 was $6.1, and the related collateral posted was $12.0.

NOTE 13 – FAIR VALUE MEASUREMENTS

On October 1, 2008, the Company adopted FAS 157 (now included in ASC 820), which, among other things, requires enhanced disclosures about assets and liabilities measured at fair value. This adoption was limited to financial assets and liabilities.

ASC 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table represents the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and the basis for that measurement:

	Total	Level 1	Level 2
Assets			
Marketable securities	$ 12.0	$ 12.0	$ -
Derivative assets	8.0	-	8.0
Deferred compensation investment	19.9	19.9	-
	$ 39.9	$ 31.9	$ 8.0
Liabilities			
Derivative liabilities	$ 8.2	$ -	$ 8.2
Deferred compensation liabilities	29.6	-	29.6
	$ 37.8	$ -	$ 37.8

The Company's marketable securities consist of U.S. Treasury Bills. Fair value for marketable securities is measured using the market approach based on quoted prices. The Company utilizes the income approach to measure fair value for its derivative assets and liabilities (which include commodity options and swaps, an interest rate swap, and foreign currency forward contracts). The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates, and forward prices. The fair value of the deferred compensation investment is invested primarily in mutual funds and is measured using the market approach. This investment is in the same funds and purchased in substantially the same amounts as the participants' selected investment options (excluding Ralcorp common stock equivalents), which represent the underlying liabilities to participants in the Company's deferred compensation plans. Deferred compensation liabilities are recorded at amounts due to participants in cash, based on the fair value of participants' selected investment options (excluding certain Ralcorp common stock equivalents to be distributed in shares) using the market approach.

The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturities of these financial instruments. The carrying amount of the Company's variable rate long-term debt (Note 14) approximates fair value because the interest rates are adjusted to market frequently. Based on the discounted amount of future cash flows, using Ralcorp's incremental rate of borrowing for similar debt, the Company's fixed rate debt (which had a carrying amount of $1,581.1 as of September 30, 2009 and $1,220.8 as of September 30, 2008) had an estimated fair value of $1,800.3 as of September 30, 2009 and $1,122.6 as of September 30, 2008.

NOTE 14 – LONG-TERM DEBT

Long-term debt consisted of the following at September 30:

	2009		2008	
	Balance Outstanding	Interest Rate	Balance Outstanding	Interest Rate
Fixed Rate Senior Notes, Series B	$ 58.0	4.24%	$ 87.0	4.24%
Fixed Rate Senior Notes, Series C	50.0	5.43%	50.0	5.43%
Fixed Rate Senior Notes, Series D	53.6	4.76%	64.3	4.76%
Fixed Rate Senior Notes, Series E	100.0	5.57%	100.0	5.57%
Fixed Rate Senior Notes, Series F	75.0	5.43%	75.0	5.43%
Floating Rate Senior Notes, Series G	50.0	0.86%	50.0	4.36%
Floating Rate Senior Notes, Series H	-	n/a	50.0	4.36%
Fixed Rate Senior Notes, Series I-1	75.0	5.56%	75.0	5.56%
Fixed Rate Senior Notes, Series I-2	25.0	5.58%	25.0	5.58%
Fixed Rate Senior Notes, Series J	100.0	5.93%	100.0	5.93%
Fixed Rate Senior Notes maturing 2018	577.5	7.29%	577.5	7.29%
Floating Rate Senior Notes maturing 2018	20.0	2.98%	20.0	5.33%
Fixed Rate Senior Notes maturing 2020	67.0	7.39%	67.0	7.39%
Fixed Rate Senior Notes maturing 2039	300.0	6.63%	-	n/a
Fixed Rate Senior Notes, Series 2009A	50.0	7.45%	-	n/a
Fixed Rate Senior Notes, Series 2009B	50.0	7.60%	-	n/a
Term Loan A-1	-	n/a	100.0	4.19%
Term Loan A-2	-	n/a	200.0	4.16%
Industrial Development Revenue Bond	5.6	1.00%	5.6	6.80%
$400 Revolving Credit Agreement	-	n/a	7.0	4.50%
Uncommitted credit arrangements	-	n/a	15.0	8.25%
Other	.3	Various	.4	Various
	$1,657.0		$1,668.8	
Less: Current Portion	(45.6)		-	
	$1,611.4		$1,668.8	

On December 22, 2003, the Company issued Fixed Rate Senior Notes, Series B, Series C, and Series D. Series B comprises $145.0 of 4.24% notes due December 2010 with annual amortization of principal beginning December 2006. Series C comprises $50.0 of 5.43% notes with bullet maturity in December 2013. Series D comprises $75.0 of 4.76% notes due December 2013 with annual amortization of principal beginning in December 2007.

On December 21, 2005, the Company issued Fixed Rate Senior Notes, Series E and Series F, totaling $175.0. Series E comprises $100.0 of 5.57% notes due in 2015. Series F consists of $75.0 of 5.43% notes with maturity in 2012.

On February 22, 2006, the Company issued Floating Rate Senior Notes, Series G and Series H, totaling $100.0 ($50.0 each). Borrowings under Series G and Series H incur interest at a rate of 3-month LIBOR plus 0.45%, adjusted quarterly, and mature on February 22, 2011. On August 23, 2009, the Company repaid Series H using a portion of the proceeds from the Senior Notes maturing 2039.

On January 18, 2007, the Company issued Fixed Rate Senior Notes, Series I, totaling $100.0 in two tranches: $75.0 at 5.56% and $25.0 at 5.58%. One third of each tranche must be repaid on January 18, 2015, 2017, and 2019. On May 11, 2007, the Company issued Fixed Rate Senior Notes, Series J, comprised of $100.0 of 5.93% notes due in 2022.

On August 4, 2008, the Company assumed ownership of the Fixed Rate Notes maturing 2018, the Floating Rate Notes maturing 2018, and the Fixed Rate Notes maturing 2020, totaling $964.5 in conjunction with the acquisition of Post Foods. The 2018 Fixed Rate Notes comprises $577.5 of 7.29% notes due August 15, 2018. The 2018 Floating Rate Notes total $20.0 and incur interest at a rate of 3-month LIBOR plus 2.54%, adjusted quarterly, and mature on August 15, 2018. The 2020 Fixed Rate Notes comprises $67.0 of 7.39% notes due August 15, 2020.

On May 28, 2009, the Company issued Fixed Rate Senior Notes, Series 2009A and Series 2009B, totaling $100.0. Series 2009A comprises $50.0 of 7.45% notes due in May 2019. Series 2009B comprises $50.0 of 7.60% notes due in May 2021.

The above note agreements are unsecured but contain certain representations, warranties, covenants, and conditions customary to agreements of this nature. The covenants include requirements that "Total Debt" not exceed 3.5 times "Adjusted EBITDA" and that "Consolidated Adjusted Net Worth" remain above a certain minimum amount (each term as defined in the note agreements). However, if the Company elects to pay additional interest, its ratio of "Total Debt" to "Adjusted EBITDA" may exceed the 3.5 to 1 limit, but be no greater than 4 to 1, for a period not to exceed 12 consecutive months. If these covenants are violated and cannot be remedied within the 30 days allowed, the noteholders may choose to declare any outstanding notes to be immediately due and payable.

Through the acquisition of The Red Wing Company, Inc. in 2000, the Company acquired an Industrial Development Revenue Bond in the amount of $5.6, which bears interest at a variable rate and matures on March 31, 2010.

On July 18, 2008, the Company entered into a $400 Revolving Credit Agreement. Borrowings under the agreement incur interest at the Company's choice of either (1) LIBOR plus the applicable margin rate (currently 1.50%) or (2) the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate, and (c) the "Base CD Rate" plus 1%. Such borrowings are unsecured and mature on July 18, 2011. The credit agreement calls for a commitment fee calculated as a percentage (currently 0.25%) of the unused portion, and contains certain representations, warranties, covenants, and conditions customary to credit facilities of this nature. The covenants include requirements that "EBIT" be at least three times "Consolidated Interest Expense", and that "Total Debt" not exceed 3.75 times "Adjusted EBITDA" (each term as defined in the agreement).

On August 4, 2008, the Company assumed ownership of $100 Term Loan A-1 and $200 Term Loan A-2 in conjunction with its acquisition of Post Foods. Borrowings under these agreements incur interest at the Company's choice of either (1) LIBOR plus the applicable margin rate (currently 1.50%) or (2) the highest of (a) the prime rate, (b) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1%, and (c) the federal funds effective rate plus 0.5%, in each case plus a margin of from 0% to 0.50%, depending on Ralcorp's leverage ratio. Term Loan A-1 was paid off on October 6, 2008, prior to its August 3, 2009 maturity date, by borrowing against the $400 Revolving Credit Agreement. Term Loan A-2 was paid off on September 2, 2009, prior to its maturity date of August 2, 2013, using a portion of the proceeds from the Fixed Rate Senior Notes maturing 2039.

On August 14, 2009, the Company issued $300.0 aggregate principal amount of its 6.625% Senior Notes maturing 2039. The notes were priced at 99.702% of par value (before initial purchasers' discount). The net proceeds from the offering were used to refinance certain indebtedness and for general corporate purposes. In connection with the sale of the notes, Ralcorp is required to file a registration statement with the SEC relating to an offer to exchange the notes issued in the offering for publicly tradable notes having substantially identical terms in accordance with SEC interpretations or to file a shelf registration statement relating to the resale of the notes under certain circumstances.

As of September 30, 2009 and 2008, the Company had $25.3 and $24.0, respectively, in letters of credit and surety bonds outstanding with various financial institutions, principally related to self-insurance requirements. Also as of September 30, 2008, the Company had entered into uncommitted credit arrangements with banks that totaled $15.0. The $15.0 outstanding under these arrangements at September 30, 2008 matured October 1, 2008. There were no uncommitted credit arrangements in place as of September 30, 2009.

As of September 30, 2009, aggregate maturities of long-term debt are as follows: $45.6 in fiscal 2010, $89.8 in fiscal 2011, $10.7 in fiscal 2012, $85.7 in fiscal 2013, $60.7 in fiscal 2014, and $1,364.5 thereafter. Approximately $164.7 of the debt outstanding at September 30, 2008, was required to be repaid in fiscal 2009 but was reclassified as long-term based upon management's intent and ability to refinance it on a long-term basis. As of September 30, 2009, management expects to reduce debt as scheduled over the next 12 months, so the current portion has been classified in "Other current liabilities" on the consolidated balance sheet.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Form 10-K

Legal Proceedings

The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, the operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to the Company's consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations or cash flows.

In May 2009, a customer notified the Company that it was seeking to recover out-of-pocket costs and damages associated with the customer's recall of certain peanut butter-based products. The customer recalled those products in January 2009 because they allegedly included ingredients that had the potential to be contaminated with salmonella. The customer's recall stemmed from the U.S. Food and Drug Administration and other authorities' investigation of Peanut Corporation of America, which supplied the Company with peanut paste and other ingredients. In accordance with the Company's contractual arrangements with the customer, the parties have submitted these claims to mediation, which remains ongoing. At the present time, the amount of liability, if any, associated with this issue cannot be determined with any certainty. However, based upon present information, the Company does not believe that its ultimate liability, if any, arising from this claim will be material to the Company's earnings, financial position or cash flows.

Lease Commitments

Future minimum rental payments under noncancelable operating leases in effect as of September 30, 2009 were $12.7, $12.0, $10.3, $7.4, $5.6, and $12.2 for fiscal 2010, 2011, 2012, 2013, 2014, and thereafter, respectively.

Rent expense for all operating leases was $18.9, $15.0, and $18.6 in fiscal 2009, 2008, and 2007, respectively, net of sublease income of $.1 each year.

Container Supply Agreement

During fiscal 2002, the Company entered into a ten-year agreement to purchase certain containers from a single supplier (and added additional containers through amendments in fiscal 2003 and 2004). It is believed that the agreement was related to the supplier's financing arrangements regarding the container facility. The Company's total purchases under the agreement were $26.3 in fiscal 2009, $26.8 in fiscal 2008, and $26.2 in fiscal 2007. Cumulatively, the Company has purchased approximately 782 million containers as of September 30, 2009. Generally, to avoid a shortfall payment requirement, the Company must purchase approximately 493 million additional containers by the end of the ten-year term. The minimum future payment obligation is currently estimated at $2.3.

Other Contingencies

In connection with the sale of the Company's Resort Operations in 1997, Vail assumed the obligation to repay, when due, certain indebtedness of Resort Operations including Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $1.5, bearing interest at 7.375% and maturing in 2011 (the "Series 1991 Bond"). The Series 1991 Bond was, and continues to be, guaranteed by Ralston Purina Company (Ralston). Pursuant to an Agreement and Plan of Reorganization signed when the Company was spun-off from Ralston in 1994, the Company agreed to indemnify Ralston for any liabilities associated with the guarantee. To facilitate the sale of the Company's branded cereal business to General Mills in 1997, General Mills acquired the legal entity originally obligated to so indemnify Ralston. Pursuant to the Reorganization Agreement with General Mills, however, the Company has agreed to indemnify General Mills for any liabilities it may incur with respect to indemnifying Ralston relating to the aforementioned guarantee. Presently, management believes the likelihood that Vail will default on its repayment obligations with respect to the Series 1991 Bond is remote.

Form 10-K

NOTE 16 – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors qualified and supplemental noncontributory defined benefit pension plans and other postretirement benefit plans for certain of its employees. The Company uses its fiscal year end as the measurement date for the plans.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended September 30, 2009, and a statement of the funded status and amounts recognized in the consolidated balance sheets as of September 30 of both years.

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
Change in benefit obligation				
Benefit obligation at beginning of year	$ 172.5	$ 187.3	$ 84.0	$ 23.1
Service cost	5.1	2.9	3.2	.6
Interest cost	12.6	11.3	6.0	2.0
Plan participants' contributions	.8	.1	-	-
Actuarial loss (gain)	36.2	(30.3)	7.1	(5.2)
Benefits paid	(8.7)	(9.0)	(1.9)	(1.6)
Medicare reimbursements	-	-	.1	.1
Amendments	2.9	-	(7.1)	-
Acquisitions	.5	10.2	(3.0)	65.0
Currency translation	-	-	(.1)	-
Benefit obligation at end of year	$ 221.9	$ 172.5	$ 88.3	$ 84.0
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 155.6	$ 184.9	$ -	$ -
Actual return on plan assets	18.6	(21.0)	-	-
Employer contributions	6.1	.6	1.7	1.6
Plan participants' contributions	.8	.1	-	-
Medicare reimbursements	-	-	.2	-
Benefits paid	(8.7)	(9.0)	(1.9)	(1.6)
Fair value of plan assets at end of year	$ 172.4	$ 155.6	$ -	$ -
Funded status	(49.5)	(16.9)	(88.3)	(84.0)
Amounts recognized in assets or liabilities				
Other current liabilities	$ (.6)	$ (.6)	$ (2.2)	$ (1.5)
Other liabilities	(48.9)	(16.3)	(86.1)	(82.5)
Net amount recognized	$ (49.5)	$ (16.9)	$ (88.3)	$ (84.0)
Amounts recognized in accumulated other comprehensive loss				
Net actuarial loss	$ 66.7	$ 34.1	$ 6.6	$ (.4)
Prior service cost	2.6	-	(7.1)	(.1)
Total	$ 69.3	$ 34.1	$ (.5)	$ (.5)
Weighted-average assumptions used to determine benefit obligation				
Discount rate	6.00%	7.30%	6.00%	7.30%
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%

Form 10-K

The accumulated benefit obligation exceeded the fair value of plan assets for each pension plan, and the aggregate accumulated benefit obligation for pension plans was $208.1 at September 30, 2009 and $164.1 at September 30, 2008.

The following tables provide the components of net periodic benefit cost for the plans and amounts recognized in other comprehensive income. The estimated net actuarial loss and prior service cost expected to be reclassified from accumulated other comprehensive loss into net periodic benefit cost during 2010 related to pension is $3.6 and $.3, respectively. The amounts related to other benefits are zero and a credit of $1.3, respectively.

	Pension Benefits			Other Benefits		
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost						
Service cost	$ 5.1	$ 2.9	$ 2.6	$ 3.2	$ .6	$ .1
Interest cost	12.6	11.3	11.1	6.0	2.0	1.3
Expected return on plan assets	(15.2)	(14.9)	(14.5)	-	-	-
Recognized net actuarial loss	.3	2.6	4.2	-	.2	.1
Recognized prior service cost	.3	-	-	-	-	-
Net periodic benefit cost	$ 3.1	$ 1.9	$ 3.4	$ 9.2	$ 2.8	$ 1.5
Weighted-average assumptions used to determine net benefit cost						
Discount rate	7.30%	6.15%	5.95%	7.30%	6.15%	5.95%
Rate of compensation increase	3.25%	3.25%	3.50%	3.25%	3.25%	3.50%
Expected return on plan assets	8.75%	8.75%	9.00%	n/a	n/a	n/a
Changes in plan assets and benefit obligation recognized in other comprehensive income						
Net loss (gain)	$ 32.8	$ 5.6	$ -	$ 7.1	$(5.2)	$ -
Recognized loss	(.3)	(2.6)	-	-	(.2)	-
Prior service cost (credit)	3.0	-	-	(7.1)	-	-
Recognized prior service cost	(.3)	-	-	-	-	-
Total recognized in other comprehensive income (before tax effects)	$ 35.2	$ 3.0	$ -	$ -	$(5.4)	$ -

The expected return on pension plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocation. The broad target allocations are 70% equity securities (comprised of 56% U.S. equities and 14% foreign equities) and 30% debt securities. At September 30, 2009, equity securities were 74% and debt securities were 21%, and other was 5% of the fair value of total plan assets, approximately 88% of which was invested in passive index funds. At September 30, 2008, equity securities were 61% and debt securities were 37%, and other was 2% of the fair value of total plan assets, approximately 82% of which was invested in passive index funds. The allocation guidelines were established based on the Company's determination of the appropriate risk posture and long-term objectives.

For September 30, 2009 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 8.5% for 2010, declining gradually to an ultimate rate of 5% for 2017 and beyond. For September 30, 2008 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 9% for 2009, declining gradually to an ultimate rate of 5% for 2017 and beyond. A 1% change in assumed health care cost trend rates would result in the following changes in the accumulated postretirement benefit obligation and in the total service and interest cost components for fiscal 2009.

	Increase	Decrease
Effect on postretirement benefit obligation	$ 15.2	$ (12.4)
Effect on total service and interest cost	1.8	(1.5)

Form 10-K

As of September 30, 2009, expected future benefit payments and related federal subsidy receipts (Medicare Part D) in the next ten fiscal years were as follows:

	2010	2011	2012	2013	2014	2015-2019
Pension benefits	$ 10.1	$ 9.5	$ 10.8	$ 11.7	$ 12.7	$ 80.5
Other benefits	2.4	2.5	2.8	3.2	3.7	28.2
Subsidy receipts	(.2)	(.2)	(.2)	(.3)	(.3)	(2.4)

Other than those made as benefit payments in unfunded plans and participant contributions, no significant contributions are currently expected to be paid to the plans during fiscal 2010.

In addition to the defined benefit plans described above, Ralcorp sponsors defined contribution [401(k)] plans under which it makes matching and profit sharing contributions. The costs of these plans were $9.4, $5.9, and $5.9 for the years ended September 30, 2009, 2008, and 2007, respectively. The Company also contributed $1.4, $1.1, and $1.1 to multiemployer pension plans in each of these years, respectively.

NOTE 17 – SHAREHOLDERS' EQUITY

On August 4, 2008, the Company issued 30,465,318 shares of $.01 per share par value common stock in connection with the acquisition of Post Foods.

During the last three days of fiscal 2007, the Company repurchased 50,000 shares of its common stock on the open market at a total cost of $2.8, but the trades were not settled until the first three business days of fiscal 2008. Those stock repurchases were not reflected in the Company's financial statements as of and for the year ended September 30, 2007, but were reflected in fiscal 2008.

The Company has not issued any shares of preferred stock. The terms of any series of preferred stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities, and redemption) may be set by the Company's Board of Directors.

At September 30, 2009, accumulated other comprehensive loss included a $7.0 net loss on cash flow hedging instruments after taxes and $41.9 in net postretirement benefit liability adjustments after taxes (see Note 16), partially offset by an $8.0 foreign currency translation adjustment. At September 30, 2008, accumulated other comprehensive loss included a $10.2 net loss on cash flow hedging instruments after taxes and $21.2 in net postretirement benefit liability adjustments after taxes, partially offset by an $11.1 foreign currency translation adjustment.

NOTE 18 – STOCK-BASED COMPENSATION PLANS

On February 8, 2007, the Company's shareholders adopted the 2007 Incentive Stock Plan. Effective October 1, 2008 the Plan was amended and restated to reflect requirements of Section 409A. The 2007 Incentive Stock Plan became the Amended and Restated 2007 Incentive Stock Plan (Plan), which reserves shares to be used for various stock-based compensation awards and replaces the 2002 Incentive Stock Plan. The Plan provides that eligible employees may receive stock option awards, stock appreciation rights and other stock awards payable in whole or part by the issuance of stock. At September 30, 2009, 2,238,407 shares were available for future awards under the Plan, excluding the potential reduction due to future exercises of stock appreciation rights or to future distributions from deferred compensation plans (discussed herein).

Total compensation cost for share-based payment arrangements recognized in the years ended September 30, 2009, 2008, and 2007 was $13.4, $11.5, and $8.2, respectively, and the related recognized deferred tax benefit for each of those years was $5.3, $4.4, and $3.1, respectively. As of September 30, 2009, the total compensation cost related to nonvested awards not yet recognized was $22.1, which is expected to be recognized over a weighted average period of 2.7 years.

Stock Options

Changes in nonqualified stock options outstanding are summarized in the following table. Most of the options are exercisable beginning from three to six years after date of grant and have a maximum term of ten years.

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2008	1,448,836	$ 25.84		
Granted	-	-		
Exercised	(434,808)	19.26		
Forfeited	(1,414)	31.42		
Outstanding at September 30, 2009	1,012,614	28.66	3.6 years	$ 30.2
Vested and expected to vest as of September 30, 2009	1,012,027	28.66	3.6 years	$ 30.2
Exercisable at September 30, 2009	926,907	28.41	3.5 years	27.9

The fair value of each option was estimated on the date of grant using the Black-Scholes valuation model, which uses assumptions of expected option life (term), expected stock price volatility, risk-free interest rate, and expected dividends. The expected option life, or expected term, is estimated based on the award's vesting period and contractual term, along with historical exercise behavior on similar awards. Expected volatilities are based on historical volatility trends and other factors. The risk-free rate is the interpolated grant date U.S. Treasury rate for a term equal to the expected option life.

The Company uses treasury shares to settle options exercised. The total intrinsic value of stock options exercised was $17.0, $3.1, and $6.2 in fiscal 2009, 2008, and 2007, respectively.

Stock Appreciation Rights

Information about the Company's stock appreciation rights (SARs) is summarized in the following table. Upon exercise, the SAR holder will receive the number of shares of Ralcorp common stock equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes.

	Stock Appreciation Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2008	1,862,500	$ 54.74		
Granted	67,000	61.32		
Exercised	(10,665)	42.00		
Forfeited	(100,500)	57.06		
Outstanding at September 30, 2009	1,818,335	54.93	7.9 years	$ 10.7
Vested and expected to vest as of September 30, 2009	1,767,405	54.79	7.9 years	10.5
Exercisable at September 30, 2009	375,644	44.56	6.4 years	5.2

The fair value of each SAR was estimated on the date of grant using the Black-Scholes valuation model, as described under the heading "Stock Options" above. The weighted average assumptions and fair values for SARs granted each year were as follows:

	2009	2008	2007
Expected term	7.0 years	6.4 years	6.0 years
Expected stock price volatility	30.5%	30.0%	29.0%
Risk-free interest rate	2.70%	3.31%	4.30%
Expected dividends	0%	0%	0%
Fair value (per right)	$22.68	$24.20	$21.22

The Company uses treasury shares to settle SARs exercised. The total intrinsic value of SARs exercised was $.2, $.1, and zero in fiscal 2009, 2008, and 2007, respectively.

Restricted Stock Awards

Information about the Company's restricted stock awards (nonvested stock) is summarized in the following table. Approximately 59,755, 37,755, 37,755, 42,833, 42,833, and 42,834 shares are scheduled to vest in fiscal 2011, 2012, 2013, 2014, 2015, and 2016, respectively, but would vest immediately in the event of a qualifying retirement or involuntary termination (other than for cause). The grant date market value of each award is recorded as a reduction of shareholders' equity and amortized on a straight-line basis over the expected vesting period. The total fair value of restricted stock awards that vested during fiscal 2009, 2008, and 2007 was $.9, zero, and zero, respectively.

	Number	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2008	323,301	$ 50.34
Granted	865	57.79
Vested	(25,401)	34.80
Forfeited	(35,000)	55.20
Nonvested at September 30, 2009	263,765	51.22

Other Stock-Based Compensation Awards

On August 4, 2008, the Company granted a restricted incentive award to certain Post Foods employees. The award, which will be paid in cash on August 4, 2011, will be equal to the value of 15,600 shares of the Company's stock on that day. The estimated fair value of the payout is being accrued on a straight-line basis over the period from August 4, 2008 to August 4, 2011. Related expense recorded for fiscal 2009 and 2008 was $.3 and $.1, respectively.

On September 25, 2008, the Board of Directors approved a long-term cash incentive award for the corporate officers. The incentive is tied to stock price improvements driven by the successful integration of the Post Foods acquisition and continued improvement of existing businesses, as well as continued employment. As of September 30, 2009, the maximum incentive award totaled $12.0 for all corporate officers and will be paid if, for twenty consecutive trading days between June 1 and December 30, 2010, the Company's stock price maintains an average closing price of at least $85.00 per share. A graduated reduced payout will be made if the Company's highest 20-day average stock price during that period is below $85.00 but above $80.00 per share. The estimated fair value of the payout (based upon the Company's current assessment of the likelihood of the achievement of stock price targets) is being accrued on a straight-line basis over the period from September 25, 2008 to December 30, 2010. Related expense recorded for fiscal 2009 and 2008 was $1.0 and zero, respectively.

Deferred Compensation

The Incentive Stock Plan provides for deferred compensation plans for non-management directors and key employees, as well as an Executive Savings Investment Plan.

Under the Deferred Compensation Plan for Non-Management Directors, any non-management director may elect to defer, within certain limitations, his retainer and fees until retirement or other termination of his directorship. Deferrals may be made in Ralcorp common stock equivalents (Equity Option) or in cash under a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives (Vanguard Funds). Deferrals in the Equity Option receive a 33 1/3% Company matching contribution that is fully vested. All distributions under this plan are paid in cash.

Under the Deferred Compensation Plan for Key Employees, eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Executive Savings Investment Plan generally allows eligible employees to defer up to 44% of their cash compensation. However, once they have reached the legislated maximum annual pre-tax contribution to the Company's Savings Investment Plan [401(k)] or their compensation exceeds the legislated maximum compensation that can be recognized under that plan, they are eligible to defer an additional 2% to 6% of their cash compensation, a portion of which receives a Company matching contribution that vests at a rate of 25% for each year of Company service. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

Matching contributions related to these deferred compensation plans resulted in additional compensation expense of approximately $.5, $.4, and $.3 for fiscal 2009, 2008, and 2007, respectively. Market adjustments to the liability and investment related to these plans resulted in a pretax gain of $1.3 for fiscal 2009, and pretax expense of $1.5 and $.9 for fiscal 2008 and 2007, respectively.

NOTE 19 – SEGMENT INFORMATION

Effective October 1, 2008, the Company reorganized its management reporting and realigned its reportable segments in accordance with ASC Topic 280, "Segment Reporting."

Historically, the Company was comprised of the following reportable business segments:

- Cereals, Crackers & Cookies (including branded and store brand cereals, nutritional bars, crackers, cookies, and chips);
- Frozen Bakery Products (including frozen griddle products, frozen bread products, frozen dessert products, and frozen dough and dry mixes for bakery foods);
- Dressings, Syrups, Jellies & Sauces (including store brand shelf-stable dressings, syrups, peanut butter, jellies, salsas and various sauces, and branded non-alcoholic drink mixes); and
- Snack Nuts & Candy (including nuts and chocolate candy).

Effective as of the beginning of fiscal 2009, the reportable segments were changed as follows:

- the cracker, cookie and chip business has been aggregated with the nuts and candy business in a segment renamed Snacks;
- the branded ready-to-eat cereal business and the store brand ready-to-eat and hot cereal and nutritional bar business continue to be aggregated in a segment renamed Cereals;
- the name of the Dressings, Syrups, Jellies & Sauces segment was changed to Sauces & Spreads; and
- there was no change to Frozen Bakery Products.

Management evaluates each segment's performance based on its profit contribution, which is profit or loss from operations before income taxes, interest, costs related to restructuring activities, and other unallocated corporate income and expenses.

The accounting policies of the segments are the same as those described in Note 1. The Company's revenues were primarily generated by sales within the United States; foreign sales were immaterial (approximately 2% of total net sales). As of September 30, 2009, all of the Company's long-lived assets were located in the United States except for property located in Canada with a net carrying value of approximately $114.2. There were no material intersegment revenues (less than 1% of total net sales). In fiscal 2009, one customer accounted for $738.7, or approximately 19%, of total net sales. Each of the segments sells products to this major customer.

Form 10-K

The following tables present information about reportable segments as of and for the years ended September 30. Note that "Additions to property and intangibles" excludes additions through business acquisitions (see Note 2).

	2009	2008	2007
Net sales			
Cereals	$ 1,873.9	$ 936.5	$ 554.9
Frozen Bakery Products	694.8	711.8	619.6
Snacks	793.7	687.0	634.5
Sauces & Spreads	529.5	489.1	424.4
Total	$ 3,891.9	$ 2,824.4	$ 2,233.4
Profit contribution			
Cereals	$ 342.6	$ 118.1	$ 58.3
Frozen Bakery Products	69.1	63.7	70.4
Snacks	79.5	47.1	50.9
Sauces & Spreads	38.1	15.7	13.7
Total segment profit contribution	529.3	244.6	193.3
Interest expense, net	(99.0)	(54.6)	(42.3)
Gain (loss) on forward sale contracts	17.6	111.8	(87.7)
Gain on sale of securities	70.6	7.1	-
Restructuring charges	(.5)	(1.7)	(.9)
Acquired inventory valuation adjustment	(.4)	(23.4)	-
Stock-based compensation expense	(13.4)	(11.5)	(8.2)
Post Foods transition and integration costs	(31.6)	(7.9)	-
Other unallocated corporate expenses	(35.1)	(23.9)	(23.7)
Earnings before income taxes and equity earnings	$ 437.5	$ 240.5	$ 30.5
Additions to property and intangibles			
Cereals	$ 50.6	$ 18.1	$ 8.8
Frozen Bakery Products	12.3	14.6	20.4
Snacks	23.1	21.6	15.8
Sauces & Spreads	6.5	5.1	3.8
Corporate	22.5	3.7	2.9
Total	$ 115.0	$ 63.1	$ 51.7
Depreciation and amortization			
Cereals	$ 71.3	$ 29.5	$ 14.4
Frozen Bakery Products	35.4	36.3	33.3
Snacks	22.4	20.2	21.8
Sauces & Spreads	8.7	8.3	8.2
Corporate	6.9	5.2	4.7
Total	$ 144.7	$ 99.5	$ 82.4
Assets, end of year			
Cereals	$ 3,621.2	$ 3,762.1	$ 265.9
Frozen Bakery Products	723.9	788.7	811.4
Snacks	451.5	369.3	372.2
Sauces & Spreads	152.5	156.4	140.5
Total segment assets	4,949.1	5,076.5	1,590.0
Investment in Ralcorp Receivables Corporation	134.4	56.5	55.3
Investment in Vail Resorts, Inc.	-	126.0	110.9
Other unallocated corporate assets	368.7	84.9	96.9
Total	$ 5,452.2	$ 5,343.9	$ 1,853.1

Form 10-K

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The results for any single quarter are not necessarily indicative of the Company's results for any other quarter or the full year. Due to the Company's equity interest in Vail (see Note 5), which typically yielded more than the entire year's equity income during the Company's second and third fiscal quarters, net earnings of the Company were seasonal. In addition, certain aspects of the Company's operations (especially in the Snacks segment, hot cereal portion of the Cereals segment, and in-store bakery portion of the Frozen Bakery Products segment) are somewhat seasonal with a slightly higher percentage of sales and segment profit contribution expected to be recorded in the first and fourth fiscal quarters. Selected quarterly financial data is shown below. The gain (loss) on forward sale contracts, gain on sale of securities, Post Foods transition and integration costs, inventory valuation adjustments on acquisitions, and restructuring charges are unusual or infrequently occurring items and are described in Note 6, Note 5, Note 3, and Note 2 respectively.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Fiscal 2009					
Net sales	$ 968.2	$ 946.5	$ 994.0	$ 983.2	$ 3,891.9
Gross profit	246.3	259.4	273.8	278.3	1,057.8
Gain (loss) on forward sale contracts	22.5	19.6	(24.5)	-	17.6
Gain on sale of securities	15.8	-	28.0	26.8	70.6
Post Foods transition and integration costs	(7.1)	(7.8)	(13.2)	(3.5)	(31.6)
Acquired inventory valuation adjustment	-	-	(.4)	-	(.4)
Restructuring charges	(.1)	(.2)	(.1)	(.1)	(.5)
Net earnings	65.5	70.2	74.8	79.9	290.4
Diluted earnings per share	1.15	1.23	1.31	1.40	5.09
Fiscal 2008					
Net sales	$ 650.7	$ 641.6	$ 658.6	$ 873.5	$ 2,824.4
Gross profit	113.4	102.6	114.9	175.4	506.3
Gain on forward sale contracts	37.8	24.5	21.7	27.8	111.8
Gain on sale of securities	-	-	-	7.1	7.1
Post Foods transition and integration costs	-	-	(1.6)	(6.3)	(7.9)
Acquired inventory valuation adjustment	-	-	-	(23.4)	(23.4)
Restructuring charges	(.7)	(.7)	(.3)	-	(1.7)
Net earnings	42.4	38.5	45.8	41.1	167.8
Diluted earnings per share	1.61	1.46	1.73	.90	5.38

NOTE 21 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 30, 2009, the date on which the financial statements presented herein were issued as part of its Annual Report on Form 10-K for the period ended September 30, 2009.

Effective as of the beginning of fiscal 2010, management reporting was revised to combine the Snacks business and the Sauces & Spreads business, so future segment reporting will reflect this combination as the Snacks, Sauces & Spreads segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Co-Chief Executive Officers and its Controller and Chief Accounting Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2009. Based upon that evaluation, the Co-Chief Executive Officers and the Controller and Chief Accounting Officer have concluded that, as of September 30, 2009, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) is accumulated and communicated to the Company's management, including its Co-Chief Executive Officers and its Controller and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

A Report of Management Responsibilities as well as Management's Report on Internal Control over Financial Reporting, together with the attestation report thereon of PricewaterhouseCoopers LLP, is provided in Item 8 of this report and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding directors under the headings "ELECTION OF DIRECTORS," "INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS," "BOARD GOVERNANCE," and "OTHER MATTERS – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2010 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference. Information regarding Executive Officers of the Company is included under Item 4A of Part I.

The registrant has adopted a code of ethics, our "Standards of Business Conduct," applicable to all corporate officers and employees, which sets forth the Company's expectations for the conduct of business by officers and employees. The directors have adopted, and are required to abide by, the Directors Code of Ethics. Both documents are available on the Company's website at www.ralcorp.com/corporategovernance.htm. In the event the Company modifies either document or waivers of compliance are granted to officers or directors, the Company will post such modifications or waivers on its website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

Information appearing under the headings "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" in the Company's 2010 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The discussion of the security ownership of certain beneficial owners and management appearing under the headings "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "SECURITY OWNERSHIP OF MANAGEMENT" and equity compensation plan information under the heading "EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END" in the Company's 2010 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information appearing under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "BOARD GOVERNANCE" of the Company's 2010 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the heading "OTHER MATTERS – Fees Paid To PricewaterhouseCoopers LLP" in the Company's 2010 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of this report:

1. Financial Statements. The following are filed as a part of this document under Item 8.

   -Management's Report on Internal Control over Financial Reporting
   -Report of Independent Registered Public Accounting Firm
   -Consolidated Statements of Earnings for years ended September 30, 2009, 2008 and 2007
   -Consolidated Balance Sheets at September 30, 2009 and 2008
   -Consolidated Statements of Cash Flows for years ended September 30, 2009, 2008 and 2007
   -Consolidated Statements of Shareholders' Equity for the three years ended September 30, 2009
   -Notes to Consolidated Financial Statements

2. Financial Statement Schedules. None. Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits. See the Exhibit Index that appears at the end of this document and which is incorporated herein. Exhibits 10.11 through 10.68 are management compensation plans or arrangements.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Ralcorp Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RALCORP HOLDINGS, INC.

By: /s/ KEVIN J. HUNT	By: /s/ DAVID P. SKARIE
Kevin J. Hunt	David P. Skarie
Co-Chief Executive Officer and President	Co-Chief Executive Officer and President

November 30, 2009

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. A. Billhartz and T. G. Granneman and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resolution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KEVIN J. HUNT Kevin J. Hunt	Director and Co-Chief Executive Officer and President (Principal Executive Officer)	November 30, 2009
/s/ DAVID P. SKARIE David P. Skarie	Director and Co-Chief Executive Officer and President (Principal Executive Officer)	November 30, 2009
/s/ THOMAS G. GRANNEMAN Thomas G. Granneman	Corporate Vice President and Controller (Principal Accounting Officer)	November 30, 2009
/s/ BILL G. ARMSTRONG Bill G. Armstrong	Director	November 30, 2009
/s/ DAVID R. BANKS David R. Banks	Director	November 30, 2009
/s/ JACK W. GOODALL Jack W. Goodall	Director	November 30, 2009
/s/ DAVID W. KEMPER David W. Kemper	Director	November 30, 2009
/s/ RICHARD A. LIDDY Richard A. Liddy	Director	November 30, 2009
Joe R. Micheletto	Director	
/s/ J. PATRICK MULCAHY J. Patrick Mulcahy	Director	November 30, 2009
/s/ WILLIAM P. STIRITZ William P. Stiritz	Director	November 30, 2009
/s/ DAVID R. WENZEL David R. Wenzel	Director	November 30, 2009

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
*2.1	RMT Transaction Agreement dated 11/15/07, by and among Kraft Foods Inc., Cable Holdco Inc., Ralcorp Holdings, Inc. and Ralcorp Mailman LLC (Filed as Exhibit 2.1 to the Company's Form 8-K filed 11/20/07)
*3.1	Restated Articles of Incorporation of Ralcorp Holdings, Inc. (Filed as Exhibit 3.1 to the Company's Form 10-Q for the period ended December 31, 1996)
*3.2	Amended Bylaws of Ralcorp Holdings, Inc. (Filed as Exhibit 99.1 to the Company's Form 8-K filed September 24, 2009)
*4.1	Indenture, dated August 4, 2008, between Cable Holdco, Inc. and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company's form 8-K filed August 8, 2008)
*4.2	First Supplemental Indenture, dated August 4, 2008, by and between Ralcorp Mailman LLC and Deutsche Bank Trust Company Americas (Filed as Exhibit 4.2 to the Company's form 8-K filed August 8, 2008)
*4.3	Second Supplemental Indenture, dated August 4, 2008, by and between Ralcorp Holdings, Inc. and Deutsche Bank Trust Company Americas (Filed as Exhibit 4.3 to the Company's form 8-K filed August 8, 2008)
*4.4	Indenture, dated as of August 14, 2009, by and among Ralcorp Holdings, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company's form 8-K filed August 17, 2009)
*4.5	Supplemental Indenture, dated as of August 14, 2009, by and among Ralcorp Holdings, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Company's form 8-K filed August 17, 2009)
*4.6	Registration Rights Agreement, dated as of August 14, 2009 by and among Ralcorp Holdings, Inc., the guarantors named therein, and J.P. Morgan Securities Inc., and Banc of America Securities LLC, as representatives of the initial purchasers (Filed as Exhibit 4.3 to the Company's form 8-K filed August 17, 2009)
*10.1	Reorganization Agreement dated as of January 31, 1997 by and among Ralcorp Holdings, Inc., New Ralcorp Holdings, Inc., Ralston Foods, Inc., Chex, Inc. and General Mills, Inc. (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 1997)
*10.2	Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. (Filed as Exhibit 10.4 to the Company's Form 10-K for the year ended September 30, 2001)
*10.3	Amendment No. 5 to Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. dated October 20, 2005 (Filed as Exhibit 10.4 to the Company's Form 10-K for the year ended September 30, 2005)
*10.4	Amendment No. 6 to Receivables Purchase Agreement dated October 19, 2006 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 25, 2006)
*10.5	Amendment No. 7 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.6 to the Company's Form 10-K dated November 29, 2007)

Exhibit Number	Description of Exhibit
*10.6	Amendment No. 8 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2008)
*10.7	Amendment No. 9 to Receivables Purchase Agreement dated October 16, 2008 (Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 16, 2008)
10.8	Amendment No. 10 to Receivables Purchase Agreement dated October 15, 2009
*10.9	Agreement and Plan of Merger dated as of August 13, 1996 by and among Ralcorp Holdings, Inc., General Mills, Inc. and General Mills Missouri, Inc. (Filed as Exhibit 2.6 to the Company's Form 10-Q for the period ended December 31, 1996)
*10.10	Stock Purchase Agreement by and among Vail Resorts, Inc., Ralston Foods, Inc. and Ralston Resorts, Inc. dated July 22, 1996 (Filed as Exhibit 10.10 to the Company's Registration Statement on Form 10, dated December 27, 1996)
*10.11	Amended and Restated Incentive Stock Plan Effective October 1, 2008 (Filed as Exhibit 10.10 to the Company's Form 10-K for the year ended September 30, 2008)
*10.12	Form of 1997 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.01 to the Company's Form 10-Q for the period ended June 30, 1997)
*10.13	Form of 1997 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.01 to the Company's Form 10-Q for the period ended June 30, 1997)
*10.14	Form of Amended and Restated Management Continuity Agreement for Corporate Officers (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2006)
*10.15	Form of Management Continuity Agreement for Co-Chief Executive Officers (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2006)
*10.16	Summary of Terms for 1998 Non-Qualified Stock Options (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 1998)
*10.17	Split Dollar Second to Die Life Insurance Arrangement (Filed as Exhibit 10.07 to the Company's Registration Statement on Form 10 dated December 27, 1996)
*10.18	Amended and Restated Deferred Compensation Plan for Non-Management Directors Effective October 1, 2008. (Filed as Exhibit 10.17 to the Company's Form 10-K for the year ended September 30, 2008)
*10.19	Amended and Restated Deferred Compensation Plan for Key Employees Effective October 1, 2008. (Filed as Exhibit 10.18 to the Company's Form 10-K for the year ended September 30, 2008)
*10.20	Executive Health Plan Effective January 1, 2001 (Filed as Exhibit 10.20 to the Company's Form 10-K for the year ended September 30, 2005)
*10.21	Amended and Restated Executive Long Term Disability Plan Effective October 1, 2005 (Filed as Exhibit 10.21 to the Company's Form 10-K for the year ended September 30, 2005)
*10.22	Supplemental Retirement Plan (Filed as Exhibit 10.14 to the Company's Registration Statement on Form 10 dated December 27, 1996)
*10.23	Amended and Restated Retired Executive Survivor Benefit Plan Effective October 1, 2005 (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2005)
*10.24	Amended and Restated Executive Savings Investment Plan Effective October 1, 2008
*10.25	Form of Indemnification Agreement for all Non-Management Directors of the Company (Filed as Exhibit 10.35 to the Company's Form 10-K for the year ended September 30, 1999)

Exhibit Number	Description of Exhibit
*10.26	Form of Indemnification Agreement for all Management Directors of the Company (Filed as Exhibit 10.36 to the Company's Form 10-K for the year ended September 30, 1999)
*10.27	Form of Indemnification Agreement for all Corporate Officers who are not Directors of the Company (Filed as Exhibit 10.37 to the Company's Form 10-K for the year ended September 30, 1999)
*10.28	Summary of Terms of 1999 Non-Qualified Stock Options (Filed as Exhibit 10.38 to the Company's Form 10-K for the year ended September 30, 1999)
*10.29	Summary of Terms of 2001 Non-Qualified Stock Options (Filed as Exhibit 10.33 to the Company's Form 10-K for the year ended September 30, 2001)
*10.30	Form of Non-Qualified Stock Option Agreement dated May 24, 2001 for each Non-Management Director (Filed as Exhibit 10.34 to the Company's Form 10-K for the year ended September 30, 2001)
*10.31	Form of Non-Qualified Director Stock Option Agreement dated September 27, 2001 for each Non-Management Director (Filed as Exhibit 10.35 to the Company's Form 10-K for the year ended September 30, 2001)
*10.32	Restricted Stock Award Agreement dated May 24, 2001 with William P. Stiritz (Filed as Exhibit 10.36 to the Company's Form 10-K for the year ended September 30, 2001)
*10.33	Amended and Restated Ralcorp Holdings, Inc. 2002 Incentive Stock Plan Effective October 1, 2008 (Filed as Exhibit 10.32 to the Company's Form 10-K for the year ended September 30, 2008)
*10.34	2002 Restricted Stock Award Agreement with William P. Stiritz granted January 2, 2002 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2002)
*10.35	Form of 2002 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2002)
*10.36	Form of 2002 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.41 to the Company's Form 10-K for the year ended September 30, 2002)
*10.37	2003 Restricted Stock Award Agreement with William P. Stiritz (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003)
*10.38	Form of 2003 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003)
*10.39	Form of 2003 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003)
*10.40	Restricted Stock Award Agreement dated January 2, 2004 with William P. Stiritz (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2004)
*10.41	Form of Non-Qualified Stock Option Agreement dated February 5, 2004 (Filed as Exhibit 10.44 to the Company's Form 10-K for the year ended September 30, 2004)
*10.42	Form of 2004 Long-Term Restricted Stock Award for Corporate Officers (Filed as Exhibit 99.1 to the Company's Form 8-K dated as of September 29, 2004)
*10.43	Form of Director Non-Qualified Stock Option Agreement dated September 23, 2004 (Filed as Exhibit 99.1 to the Company's Form 8-K dated September 29, 2004)
*10.44	Form of Non-Qualified Stock Option Agreement dated February 2, 2005 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2005)
*10.45	Restricted Stock Award Agreement dated June 29, 2005 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2005)
*10.46	Form of Director Non-Qualified Stock Option Agreement dated September 29, 2005 (Filed as Exhibit 99.1 to the Company's Form 8-K dated October 5, 2005)

Exhibit Number	Description of Exhibit
*10.47	Form of Stock Appreciation Rights Agreement dated September 29, 2005 (Filed as Exhibit 10.48 to the Company's Form 10-K for the year ended September 30, 2005)
*10.48	Restricted Stock Award Agreement dated January 3, 2006 with William P. Stiritz (Filed as Exhibit 99.1 to the Company's Form 8-K dated January 5, 2006)
*10.49	Form of 2006 Non-Qualified Stock Option Agreement dated September 28, 2006 (Filed as Exhibit 99.1 to the Company's Form 8-K filed on October 4, 2006)
*10.50	Form of Stock Appreciation Rights – Summary of Terms (Filed as Exhibit 99.1 to the Company's Form 8-K filed on October 4, 2006)
*10.51	Restricted Stock Award Agreement dated September 28, 2006 with Richard G. Scalise (Filed as Exhibit 10.53 to the Company's Form 10-K filed on December 13, 2006)
*10.52	Restricted Stock Award Agreement dated January 3, 2007 with William P. Stiritz (Filed as Exhibit 99.1 to the Company's Form 8-K dated January 8, 2007)
*10.53	Amended and Restated Ralcorp Holdings, Inc. 2007 Incentive Stock Plan Effective October 1, 2008 (Filed as Exhibit 10.52 to the Company's Form 10-K for the year ended September 30, 2008)
*10.54	Long-Term Restricted Stock Awards dated March 30, 2007 granted to the Company's named executive officers described in the Company's 2006 Proxy Statement (Filed as Exhibit 99.1 to the Company's Form 8-K filed on September 29, 2004)
*10.55	Form of Stock Appreciation Rights Agreement dated September 27, 2007 (Summary of terms filed in the Company's 8-K on October 2, 2007)
*10.56	Form of 2007 Non-Employee Director Stock Appreciation Rights dated September 27, 2007 (Filed as Exhibit 99.1 to the Company's 8-K filed on October 2, 2007)
*10.57	Form of 2007 Non-Employee Director Stock Appreciation Rights Agreement dated October 1, 2007 (Filed as Exhibit 99.1 to the Company's 8-K filed on October 2, 2007)
*10.58	Form of Long-Term Cash Incentive Award Agreement for Co-Chief Executive Officers (Filed as Exhibit 10.57 to the Company's Form 10-K for the year ended September 30, 2008)
*10.59	Form of Long-Term Cash Incentive Award Agreement for Corporate Officers (Filed as Exhibit 10.578 to the Company's Form 10-K for the year ended September 30, 2008)
*10.60	Form of Stock Appreciation Rights Agreement dated September 25, 2008 (Filed as Exhibit 10.1 to the Company's Form 8-K dated September 25, 2008)
*10.61	Form of Non-Employee Director Stock Appreciation Rights Agreement dated September 25, 2008 (Filed as Exhibit 10.2 to the Company's Form 8-K dated September 25, 2008)
*10.62	Form of Amendment to Non-Qualified Stock Option Agreements and Stock Appreciation Rights Agreements for Non-Employee Directors, effective October 2, 2008 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 2008)
*10.63	Form of Amendment to the Management Continuity Agreements for Co-Chief Executive Officers and Corporate Officers, effective October 1, 2008 (Filed as Exhibit 10.3 to the Company's Form 10-Q for the period ended December 31, 2008)
*10.64	Form of Amendment to Restricted Stock Award Agreements for Corporate Officers, effective October 1, 2008, (Filed as Exhibit 10.4 to the Company's Form 10-Q for the period ended December 31, 2008)
*10.65	Form of Amendment to Non-Qualified Stock Option Agreements and Stock Appreciation Rights Agreements, effective October 1, 2008, (Filed as Exhibit 10.5 to the Company's Form 10-Q for the period ended December 31, 2008)
*10.66	Restricted Stock Unit Agreement for Co-Chief Executive Officers dated October 9, 2009 (Filed as Exhibit 10.1 to the Company's Form 8-K dated October 15, 2009)

Exhibit Number	Description of Exhibit
*10.67	Restricted Stock Unit Agreement for Non-Chief Executive Officers dated October 9, 2009 (Filed as Exhibit 10.2 to the Company's Form 8-K dated October 15, 2009)
*10.68	Restricted Stock Agreement for Non-Chief Executive Officers dated October 9, 2009 (Filed as Exhibit 10.3 to the Company's Form 8-K dated October 15, 2009)
*10.69	Floating Rate Senior Notes, Series A, due May 22, 2010 Note Purchase Agreement (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2003)
*10.70	$145,000,000 4.24% Series B Senior Notes due December 22, 2010, First Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.4 to the Company's Form 10-Q for the period ended December 31, 2003)
*10.71	$50,000,000 5.43% Series C Senior Notes due December 22, 2013, Second Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.5 to the Company's Form 10-Q for the period ended December 31, 2003)
*10.72	$75,000,000 4.76% Series D Senior Notes due December 22, 2013, Third Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.6 to the Company's Form 10-Q for the period ended December 31, 2003)
*10.73	First Amendment dated as of December 22, 2005 to Note Purchase Agreements dated as of May 22, 2003 and Series A, B, C, D and E and F Senior Notes (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended December 31, 2005)
*10.74	$100,000,000 5.57% Senior Notes, Series E due December 21, 2015, Fourth Supplement to Note Purchase Agreement Senior Notes dated as of December 21, 2005 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 2005)
*10.75	$75,000,000 5.43% Senior Notes, Series F due December 21, 2012, Fifth Supplement to Note Purchase Agreement Senior Notes dated as of December 21, 2005 (Filed as Exhibit 10.3 to the Company's Form 10-Q for the period ended December 31, 2005)
*10.76	$75,000,000 5.56% Senior Notes, Series I, Tranche A, and $25,000,000 5.58% Senior Notes, Series I, Tranche B due January 18, 2019, Eighth Supplement to Note Purchase Agreement dated January 18, 2007 (Filed as Exhibit 99.1 to the Company's Form 8-K on January 24, 2007)
*10.77	$100,000,000 5.93% Senior Notes, Series J due May 11, 2022, Ninth Supplement to Note Purchase Agreement, dated May 11, 2007 (Filed as Exhibit 99.1 Company's Form 8-K on May 15, 2007)
*10.78	Second Amendment dated as of July 9, 2008 to Note Purchase Agreements dated as of May 22, 2003 and Series A, B, C, D, E, F, G, H, I and J Senior Notes (Filed as Exhibit 10.4 to the Company's Form 8-K on August 8, 2008)
*10.79	$400,000,000 Credit Agreement (revolving credit) dated as of July 18, 2008 among Ralcorp Holdings, Inc., the Lenders party thereto, and JPMorgan Chase Bank as Administrative Agent, Swingline Lender and Issuing Bank dated as of July 18, 2008 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2008)
*10.80	Tax Allocation Agreement dated as of August 4, 2008 between Kraft Foods Inc., Cable Holdco, Inc. and Ralcorp Holdings, Inc. (Filed as Exhibit 10.3 to the Company's form 8-K filed August 8, 2008)
*10.81	Note Purchase Agreement dated May 28, 2009 for $50,000,000 7.45% Senior Notes, Series 2009A, due May 28, 2019 and $50,000,000 7.60% Senior Notes, Series 2009B, due May 28, 2021 (Filed as Exhibit 10.1 to the Company's Form 8-K filed June 3, 2009)
*10.82	Purchase Agreement, dated as of August 11, 2009, by and among Ralcorp Holdings, Inc., the Guarantors named therein, and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (Filed as Exhibit 10.1 to the Company's form 8-K filed August 17, 2009)
21	Subsidiaries of the Company
23	Consent of PricewaterhouseCoopers LLP

Exhibit Number	Description of Exhibit
24	Power of Attorney (Included under Signatures)
31.1	Certification of Kevin J. Hunt pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 30, 2009
31.2	Certification of David P. Skarie pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November, 2009
31.3	Certification of Thomas G. Granneman pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 30, 2009
32	Certification of Kevin J. Hunt, David P. Skarie and Thomas G. Granneman, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 30, 2009

* Incorporated by reference

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin J. Hunt, certify that:

1. I have reviewed this annual report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2009

/s/ KEVIN J. HUNT

Kevin J. Hunt
Co-Chief Executive Officer and President

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David P. Skarie, certify that:

1. I have reviewed this annual report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2009

/s/ DAVID P. SKARIE

David P. Skarie
Co-Chief Executive Officer and President

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas G. Granneman, certify that:

1. I have reviewed this annual report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2009

/s/ THOMAS G. GRANNEMAN

Thomas G. Granneman
Controller and Chief Accounting Officer

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Ralcorp Holdings, Inc. (the "Company") on Form 10-K for the period ending September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Kevin J. Hunt and David P. Skarie, Co-Chief Executive Officers of the Company, and I, Thomas G. Granneman, Controller and Chief Accounting Officer, certify, to the best of our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KEVIN J. HUNT	/s/ DAVID P. SKARIE	/s/ THOMAS G. GRANNEMAN
Kevin J. Hunt Co-Chief Executive Officer Ralcorp Holdings, Inc.	David P. Skarie Co-Chief Executive Officer Ralcorp Holdings, Inc.	Thomas G. Granneman Controller and Chief Accounting Officer Ralcorp Holdings, Inc.

Date: November 30, 2009

A signed original of this written statement required by Section 906 has been provided to Ralcorp Holdings, Inc. and will be retained by Ralcorp Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Ralcorp®

800 Market Street
St. Louis, Missouri 63101

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DEAR SHAREHOLDERS:

The 2010 annual meeting of shareholders of Ralcorp Holdings, Inc. will be held at 8:30 a.m. local time, on Tuesday, January 26, 2010, at the Bank of America Plaza, 800 Market Street, 26th floor, St. Louis, Missouri, 63101 for the following purposes:

- To elect three directors named in the attached proxy statement;
- To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm; and
- To transact any other business that may properly be presented at the annual meeting.

If you were a shareholder of record at the close of business on November 20, 2009, then you may vote on these matters.

It is important that your shares be represented and voted at the annual meeting. Whether you plan to attend the annual meeting or not, we encourage you to vote in one of three ways:

- USE THE INTERNET WEBSITE shown on the proxy card;
- USE THE TOLL-FREE TELEPHONE NUMBER shown on the proxy card; or
- MARK, SIGN, DATE and PROMPTLY RETURN the proxy card in the postage-paid envelope provided.

By order of the Board of Directors,

Gregory A. Billhartz
Secretary

November 30, 2009

Proxy Statement

Ralcorp

800 Market Street
St. Louis, Missouri 63101

PROXY STATEMENT

RALCORP HOLDINGS, INC.

PROXY STATEMENT FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why Am I Receiving These Materials?

The Board of Directors of Ralcorp Holdings, Inc. ("Ralcorp" or the "Company") is soliciting proxies for the 2010 annual meeting of shareholders. This proxy statement and accompanying proxy card are being mailed to shareholders on or about December 18, 2009. A copy of Ralcorp's Annual Report on Form 10-K containing financial statements for the fiscal year ended September 30, 2009 has been mailed with this proxy statement.

YOUR VOTE IS VERY IMPORTANT AND YOU ARE ENCOURAGED TO VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

Where And When Is The Annual Meeting?

The annual meeting will take place at 8:30 a.m. local time, on Tuesday, January 26, 2010, at the Bank of America Plaza, 800 Market Street, 26th floor, St. Louis, Missouri, 63101.

What Am I Being Asked To Vote On At The Meeting?

Shareholders will be asked to elect three directors named in this proxy statement and to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

Who Can Vote?

Record holders of Ralcorp common stock on November 20, 2009 may vote at the annual meeting. On that date, there were 56,706,396 shares of Ralcorp common stock outstanding.

How Do I Vote?

You can vote by proxy or in person.

How Do I Vote By Proxy?

<u>Shares Registered In Your Name:</u>

- **Vote by Internet.** Go to www.investorvote.com, enter the information requested on your computer screen and follow the instructions provided.
- **Vote by Telephone.** Using a touch-tone telephone, call 1-800-652-VOTE (8683) toll-free and follow the instructions provided.
- **Vote by Mail.** Mark your proxy card, and sign, date and return it in the postage-paid envelope provided.

To vote by Internet or telephone, you will need your Voter Control Number located above your name on your proxy card. Internet and telephone voting are available twenty-four hours a day until 1:00 a.m. central time on Tuesday, January 26, 2010. **Please do not return your proxy card if you vote by Internet or telephone.**

<u>Shares Held By Your Bank Or Broker:</u>

If your Ralcorp common stock is held in the name of a bank or broker, you should follow the voting instructions you receive from your bank or broker.

Proxy Statement

Shares Held In The Savings Investment Plan:

If you participate in the Company's Savings Investment Plan (SIP) and are the record holder of Ralcorp common stock in exactly the same name as you are identified by in the SIP, then you will receive a single proxy card to vote all of your shares. If your SIP account is not in exactly the same name as your shares of record, then you will receive one proxy card for your SIP shares and one for your record shares.

If you own shares through the SIP and we have not received your vote by 4:00 p.m. central time on January 22, 2010, then the trustee will vote your shares in the same proportion as the shares that are voted on behalf of the other participants in the SIP. The trustee will also vote unallocated shares of Ralcorp common stock held in the SIP in direct proportion to the voting of allocated shares in the SIP as to which voting instructions have been received, unless doing so would be inconsistent with the trustee's duties.

How Do I Vote In Person?

If you are a shareholder of record, you may attend the annual meeting and cast your vote in person. If your Ralcorp common stock is held in the name of a bank or broker and you wish to attend the annual meeting and vote your shares in person, then you will need to bring an account statement or letter from your bank or broker indicating that you were the record holder of your shares as of November 20, 2009.

How Many Votes Are Needed?

If a quorum is represented at the annual meeting, then the following votes are required:

- **Election of Directors**

A majority of shares entitled to vote and present (in person or by proxy) at the annual meeting must be voted **"FOR"** a nominee.

- **Ratification of Appointment of Independent Registered Public Accounting Firm**

A majority of shares entitled to vote and present (in person or by proxy) at the annual meeting must be voted **"FOR"** the ratification of appointment of independent accountants.

- **Other Matters**

Generally, a majority of the shares entitled to vote and present (in person or by proxy) at the annual meeting must be voted **"FOR"** such other matter(s). However, the Company does not know of any other matter that will be presented at this annual meeting.

How Can I Change My Vote?

You can change your vote in one of three ways:

- Send in another later dated proxy, or vote again electronically after your original vote;
- Notify Ralcorp's corporate secretary in writing before the annual meeting that you have revoked your proxy; or
- Vote in person at the annual meeting.

How Many Votes Do I Have?

You are entitled to cast one vote for each share of Ralcorp common stock you own on the record date. A majority of the outstanding shares entitled to vote must be present (in person or by proxy) in order to conduct the election of directors along with other matters in this proxy statement. Record holders can check the number of shares they own by contacting Computershare, the Company's transfer agent, at 1-877-282-1169 or via the Internet at www.computershare.com.

What Constitutes A Quorum?

A majority of the outstanding shares entitled to vote at the annual meeting represented in person or by proxy constitutes a quorum.

How Are Votes Counted?

A proxy card marked "withhold" for a nominee or nominees acts as a vote against such nominee or nominees. A proxy card marked "abstain" on a matter will be considered to be represented at the annual meeting, but not voted for these purposes. If a broker indicates on its proxy that it does not have authority to vote certain shares held in "street name," the shares not voted are referred to as "broker non-votes." Broker non-votes occur when brokers do not have discretionary voting authority to vote certain shares held in "street name" on particular proposals under the rules of the New York Stock Exchange, and the "beneficial owner" of those shares has not instructed the broker to vote on those proposals. If you are a beneficial owner, your broker, bank or other nominee is permitted to vote your shares only with regard to the proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm, even if the holder does not receive voting instructions from you. Shares registered in the name of a bank, broker, or other "street name" agent, for which proxies are voted on some, but not all matters, will be considered to be represented at the annual meeting and voted only as to those matters marked on the proxy card.

All shares that are properly voted (whether by Internet, telephone, or mail) will be voted at the annual meeting in accordance with your instructions. If you sign the proxy card but do not give voting instructions, the shares represented by your proxy card will be voted as recommended by the Board of Directors.

If any other matters are properly presented at the annual meeting, the people named on the proxy card will use their discretion to vote on your behalf.

Important Notice Regarding The Availability Of Proxy Materials

The notice of the meeting, this proxy statement and our 2009 annual report (which includes our annual report on Form 10-K for the year ended September 30, 2009 are available at:

http://www.ralcorp.com/proxyandannualreport/

We will reimburse brokers, custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of our common stock. The costs of the solicitation will be borne by us.

What Does The Board Of Directors Recommend?

The Board of Directors recommends you vote **"FOR"** the three nominees for director and **"FOR"** the ratification of appointment of independent registered public accounting firm.

ELECTION OF DIRECTORS NAMED IN ATTACHED PROXY
Item 1 on Proxy Card

Eleven members serve on the Board of Directors. The Board is currently divided into three classes, with one class consisting of three members and two classes consisting of four members. Directors for each class are elected at the Annual Meeting held in the year in which the term for their class expires. Messrs. Armstrong, Liddy, Mulcahy and Stiritz constitute the class whose term expires at the 2010 annual meeting. Mr. Liddy will not be standing for election and will retire at the annual meeting. Immediately following Mr. Liddy's retirement, the Company's Board of Directors will consist of ten members.

The Board has nominated Bill G. Armstrong, J. Patrick Mulcahy and William P. Stiritz for election as directors at the annual meeting, to serve until the 2013 annual meeting. Upon the election of Messrs. Armstrong, Mulcahy and Stiritz, the Board will be comprised of one class consisting of four members and two classes consisting of three members each.

Each nominee is currently serving as a director of Ralcorp and has agreed to serve if elected. The Board does not contemplate that any of the nominees will be unable to stand for election. However, if any nominee becomes unable to serve before the annual meeting, then your proxy card will be voted for a person that the Board nominates in such nominee's place, unless you have withheld authority to vote for all nominees. There are no family relationships among our directors and corporate officers.

Other directors not up for election this year will continue in office for the remainder of their terms or until their death, resignation or removal. Proxies may not be voted for a greater number of persons than the nominees listed beginning on page 4.

INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS

Biographical information on Messrs. Armstrong, Mulcahy and Stiritz, and the directors continuing in office, is set forth below. Directors' ages are as of December 31, 2009.

BILL G. ARMSTRONG—*Standing for election at this meeting for a term expiring 2013*

Age:	61
Director Since:	October 2004
Principal Occupation/ Recent Business Experience:	Mr. Armstrong served as Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition from May 2001 to September 2004.
Other Directorships:	Energizer Holdings, Inc.

DAVID R. BANKS—*Continuing in office—Term expiring 2012*

Age:	72
Director Since:	May 2001
Principal Occupation/ Recent Business Experience:	Private equity investor.
Other Directorships:	Nationwide Health Properties, Inc.

JACK W. GOODALL—*Continuing in office—Term expiring 2012*

Age:	71
Director Since:	March 1994
Principal Occupation/ Recent Business Experience:	Private equity investor.
Other Directorships:	Mr. Goodall served on the Board of Rubio's Restaurants, Inc. from April 2001 to March 2009.

KEVIN J. HUNT—*Continuing in office—Term expiring 2011*

Age:	58
Director Since:	October 2004
Principal Occupation/ Recent Business Experience:	Mr. Hunt has been Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. since September 2003 and Chief Executive Officer of Bremner Food Group, Inc. since 1995, Nutcracker Brands, Inc. since September 2003, Frozen Bakery Products, Inc. since June 2005 and The Carriage House Companies, Inc. since February 2008. Mr. Hunt has been employed with the Company since 1985.

DAVID W. KEMPER—*Continuing in office—Term expiring 2011*

Age:	59
Director Since:	October 1994
Principal Occupation/ Recent Business Experience:	Mr. Kemper has been Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (bank holding company) since October 1991.
Other Directorships:	Tower Properties Company

JOE R. MICHELETTO—*Continuing in office—Term expiring 2012*

Age:	73
Director Since:	January 1994
Principal Occupation/ Recent Business Experience:	Mr. Micheletto has been Vice-Chairman of the Board of Directors of Ralcorp Holdings, Inc. since September 2003. Mr. Micheletto served as Chief Executive Officer and President of Ralcorp Holdings, Inc. from September 1996 to September 2003. He also served as Chairman of the Board of Vail Resorts, Inc. from February 2006 to January 30, 2009.
Other Directorships:	Energizer Holdings, Inc.

J. PATRICK MULCAHY—*Standing for election at this meeting for a term expiring 2013*

Age:	65
Director Since:	October 2007
Principal Occupation/ Recent Business Experience:	Mr. Mulcahy has been Chairman of the Board of Directors of Energizer Holdings, Inc. since January 2007 and prior to that time served as Vice Chairman of Energizer Holdings, Inc. from January 2005 to January 2007. Mr. Mulcahy also served as Chief Executive Officer of Energizer Holdings, Inc. from 2000 to 2005.
Other Directorships:	Energizer Holdings, Inc., and Hanesbrands, Inc., Lead Director

DAVID P. SKARIE—*Continuing in office—Term expiring 2012*

Age:	63
Director Since:	October 2004
Principal Occupation/ Recent Business Experience:	Mr. Skarie has been Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. since September 2003 and Chief Executive Officer of Ralston Foods since January 2002 and Post Foods since August 2008. Mr. Skarie has been interim President of Post Foods since November 2009. Mr. Skarie has been employed with the Company since 1986.

WILLIAM P. STIRITZ, Chairman of the Board—*Standing for election at this meeting for a term expiring 2013*

Age:	75
Director Since:	January 1994
Principal Occupation/ Recent Business Experience:	Private equity investor. Mr. Stiritz was Chairman Emeritus of the Board of Energizer Holdings, Inc. (batteries) from January 2007 to May 2008. He served as Chairman of the Board from 2000 to January 2007 and Chairman of the Energizer Holdings, Inc. Management Strategy and Finance Committee from April 2000 to 2005. He served as a Director of Vail Resorts, Inc. from February 1997 to December 2009. In addition, he has served as Director Emeritus of Reliance Bancshares, Inc. since August 2009.
Other Directorships:	Reliance Bancshares, Inc., Director Emeritus

DAVID R. WENZEL—*Continuing in office—Term expiring 2011*

Age:	46
Director Since:	October 2007
Principal Occupation/ Recent Business Experience:	Mr. Wenzel has served as Director, Revenue and International of Edward Jones since September 2009 and prior to that time he served as Vice President Global Finance of Covidien Imaging Solutions (healthcare products) from July 2008 to September 2009. Mr. Wenzel also served as Chief Operating Officer of EFR Group (portfolio of small manufacturing companies) from October 2005 to 2008, and Chairman of Manna-Pro Corporation (manufacturer and marketer of animal feeds) from 2004 to 2006. Mr. Wenzel also served as Executive Director of Catholic Social Services of Southern Illinois from 2002 to 2005.

RICHARD A. LIDDY—*Term expires at the 2010 meeting*

Age:	74
Director Since:	February 2001
Principal Occupation/ Recent Business Experience:	Private Equity Investor.
Other Directorships:	Energizer Holdings, Inc.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" MESSRS. ARMSTRONG, MULCAHY AND STIRITZ.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below indicates the holders of more than 5% of our common stock, par value $0.01 per share, as of the record date.

Beneficial Ownership of More than 5% of Ralcorp Common Stock

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Shares Outstanding	Notes
FMR LLC 82 Devonshire Street Boston, MA 02109	3,511,723	6.23	Pursuant to schedule 13G filed on February 17, 2009, FMR LLC has sole dispositive power for 3,511,723 shares and sole voting power for 340,321 shares.
Wellington Management Company, LLP 75 State St. Boston, MA 02109	3,317,624	5.89	Pursuant to schedule 13G filed on February 17, 2009, Wellington Management has shared dispositive power for 3,299,524 shares and shared voting power for 1,984,582 shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the shares of Ralcorp common stock beneficially owned, as of November 20, 2009, by Ralcorp directors and executive officers. Except as noted, all such persons possess sole voting and dispositive powers with respect to the shares listed. An asterisk in the column listing the percentage of shares outstanding indicates that the person owns less than 1% of the common stock outstanding.

Directors & Executive Officers	Number of Shares(a)	Exercisable Options(b)	Total	% of Shares Outstanding	Other Stock-Based Items(c)	Total Stock-Based Ownership
Bill G. Armstrong	5,092	13,781	18,873	*	9,628	28,501
David R. Banks	6,000	36,631	42,631	*	18,132	60,763
Jack W. Goodall	55,467	8,500	63,967	*	44,520	108,487
David W. Kemper	9,000	36,631	45,631	*	2,379	48,010
Richard A. Liddy	11,600	36,631	48,231	*	15,468	63,699
Joe R. Micheletto	249,227	16,070	265,297	*	9,225	274,522
J. Patrick Mulcahy	5,000	16,000	21,000	*	3,812	24,812
William P. Stiritz	730,074(d)	40,000	770,074	1.4	47,230	817,304
David R. Wenzel	2,000	16,000	18,000	*	4,107	22,107
Kevin J. Hunt	61,784	165,611	227,395	*	52,015	279,410
David P. Skarie	57,000(e)	195,692	252,692	*	50,000	302,692
Thomas G. Granneman	24,618(f)	90,940	115,558	*	12,500	128,058
Richard R. Koulouris	45,144	57,573	102,717	*	1,981	104,698
Ron D. Wilkinson	46,793	47,312	94,105	*	—	94,105
All directors and executive officers as a group (17 people)	1,395,279	891,455	2,286,734	4.0	270,997	2,557,731

(a) In addition to shares held directly, the number of shares includes the following:

- Restricted stock previously granted to Messrs. Hunt, Skarie, Granneman, Koulouris and Wilkinson in 2004 and 2007. For further details about the shares and their vesting provisions, see the Compensation Discussion and Analysis beginning on page 14.

  The number for Mr. Stiritz includes 11,327 shares of restricted stock, which become released from restrictions upon his leaving the Board.

- Restricted stock granted to Messrs. Koulouris and Wilkinson in 2009.
- Shares (or share equivalents) held indirectly in the SIP and Executive Savings Investment Plan (Executive SIP). Shares in the SIP and Executive SIP are held in a separate fund in which participants acquire units. The fund also holds cash and short-term investments. The shares reported for a participant approximate the number of shares in the fund allocable to that participant and fluctuate due to the cash in the fund and the price of our common stock.

(b) Represents the number of stock options and stock appreciation rights exercisable through January 19, 2010. Options and stock appreciation rights granted to a non-employee director become exercisable three years from the date of grant or upon that non-employee director's termination, retirement, disability or death.

(c) Includes (i) restricted stock units granted to Messrs. Hunt, Skarie and Granneman in 2009 and (ii) indirect interests in shares of Ralcorp common stock held under the Deferred Compensation Plan for Non-Management Directors or the Deferred Compensation Plan for Key Employees. While restricted stock units and indirect interests in shares of Ralcorp common stock under the Deferred Compensation Plan for Non-Management Directors or the Deferred Compensation Plan for Key Employees may not be voted or transferred, they have been included in the table above as they represent an economic interest in our common stock that is subject to the same market risk as ownership of actual shares of Ralcorp common stock. For further details about the vesting provisions of the restricted stock units, see the Compensation Discussion and Analysis beginning on page 14.

(d) Includes 18,333 shares of common stock held by Mr. Stiritz's wife and 215,621 shares from the exercise of stock options which must be held until his retirement from the Board.

(e) Mr. Skarie has shared voting and investment power with his wife with respect to 8,355 shares.

(f) Mr. Granneman has shared voting and investment power with his wife with respect to 300 shares.

BOARD GOVERNANCE

The Board of Directors has adopted categorical independence standards based on the NYSE listing standards and the SEC rules and regulations as described in the Company's Corporate Governance Guidelines ("Guidelines"). The Guidelines are available on the Company's website at www.ralcorp.com/corporategovernance.htm or will be provided at no charge upon request sent to the Company's Secretary at P.O. Box 618, St. Louis, Missouri 63188-0618, Telephone: 314-877-7046. The Guidelines contain the categorical standards the Board uses to make its determination as to the materiality of the relations of each of its directors.

The Board has determined, in its judgment, that the following nine non-employee directors are independent from management: Messrs. Armstrong, Banks, Goodall, Kemper, Liddy, Micheletto, Mulcahy, Stiritz and Wenzel are independent directors as defined in the NYSE listing standards and the SEC rules and regulations. Mr. Kemper has a business relationship with the Company as described under the heading "Certain Relationships and Related Transactions" on page 32 of this Proxy Statement. The Board and the Corporate Governance and Compensation Committee have determined, in their judgment and based on the criteria in the Guidelines, that the relationship between Mr. Kemper and the Company is immaterial and therefore should not preclude a determination of independence. Messrs. Armstrong, Liddy, Micheletto and Mulcahy serve as directors of Energizer Holdings, Inc. ("Energizer") with Mr. Mulcahy serving as Chairman of the Board of Energizer. The Company, Energizer and Nestle Purina PetCare Company share in the common ownership of four aircraft. The joint ownership affords the Company the ability to share the acquisition expenses of the aircraft and costs not related to actual trips. Each of the owners incur the cost for their use of the aircraft and a pro rata portion of the fixed costs. In connection with the joint ownership of aircraft, no amounts are paid to Energizer and Energizer pays no amounts to the Company. As such, based on the criteria in the Company's Corporate Governance and Compensation Committee Guidelines, the joint ownership does not preclude Messrs. Armstrong, Liddy, Micheletto, and Mulcahy from being independent.

The Guidelines also address qualifications for directors. Generally, the Guidelines provide that directors should have the skills, expertise, integrity and knowledge of the industries in which the Company operates, and other qualities, to enhance the long-term interest of shareholders. The Board will evaluate each individual in the context of the entire Board of Directors with the objective of assembling a Board of Directors that will enhance the success of the Company and promote the interests of stockholders. Annually (or more often, if necessary), the Corporate Governance and Compensation Committee reviews the qualifications and backgrounds of the directors and makes recommendations to the Board as to the directors to be nominated for election by the shareholders at the next annual meeting or to be appointed as directors between annual meetings of the shareholders. The Guidelines do not contain any specific limitations on a director's ability to serve on boards or committees, including audit committees, of other organizations.

The Board has determined, in its judgment, that Messrs. Wenzel, Banks and Kemper qualify as "audit committee financial experts" as defined by the SEC and that Messrs. Wenzel, Banks and Kemper have accounting and related financial management expertise within the meaning of the NYSE listing standards.

Generally, at each regularly scheduled meeting, the non-management directors meet without the presence of management. The independent directors meet without the presence of management and any non-independent director at least twice each year. When the Board meets without management, Mr. Stiritz, the Company's Chairman, or the chairman of the committee then in session, acts as the presiding director.

Information concerning the standing committees of the Board is provided below.

Audit Committee

The Committee's primary responsibilities are to monitor and oversee (a) the quality and integrity of the Company's financial statements and financial reporting, (b) the independence and qualifications of the Company's independent auditors, (c) the performance of the Company's independent audit, (d) the Company's systems of internal accounting, financial controls and disclosure controls, and (e) the Company's compliance with legal and regulatory requirements, codes of conduct and ethics programs.

The Audit Committee currently consists of eight directors. The Board has determined, in its judgment, that the Audit Committee is comprised solely of independent directors as defined in the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm. The Audit Committee's report is on page 31 of this proxy statement.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee reviews and revises, as necessary, the Company's Corporate Governance Guidelines. Criteria for Board membership is described in the Guidelines. The Committee also recommends to the Board nominees for directors and executive officers of the Company. The Committee relies primarily on recommendations from management and members of the Board to identify director nominee candidates. However, the Committee will consider timely written suggestions from shareholders. Such suggestions and the nominee's consent to being nominated, together with appropriate biographical information (including principal occupation for the previous five years, business and residential addresses, and education background) and other relevant information as outlined in the Company's Bylaws, should be submitted in writing to the Secretary of the Company. Shareholders wishing to suggest a candidate for director nomination for the 2011 annual meeting should mail their suggestions to Ralcorp Holdings, Inc., P.O. Box 618, St. Louis, Missouri 63188-0618, Attn: Corporate Secretary. Suggestions must be received by the Secretary of the Company no later than August 20, 2010. The Committee also makes recommendations to the Board regarding CEO and other executive compensation and administers the Company's deferred compensation and incentive stock plans.

The Committee currently consists of eight directors. The Board has determined, in its judgment, that the Corporate Governance and Compensation Committee is comprised solely of independent directors as defined in the NYSE listing standards. The Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm. The Corporate Governance and Compensation Committee report is on page 20 of this proxy statement.

Executive Committee

The Executive Committee which consists of Messrs. Hunt, Micheletto, Skarie and Stiritz may exercise all Board authority in the intervals between Board meetings, to the extent such authority is in compliance with the Corporate Governance Guidelines and does not infringe upon the duties and responsibilities of other Board committees.

Strategy and Financial Oversight Committee

The Strategy and Financial Oversight Committee consists of Messrs. Hunt, Mulcahy, Skarie and Stiritz. The Strategy and Financial Oversight Committee was created in light of the Company's increased size and anticipated complexity of future strategic transactions. The Committee periodically reviews financial and strategic matters with management during periods between Board meetings.

Communication with the Board

Shareholders and other parties interested in communicating directly with an individual director or with the non-management directors as a group, may do so by writing to the individual director or group, c/o Ralcorp Holdings, Inc., P.O. Box 618, St. Louis, Missouri 63188-0618, Attn: Corporate Secretary. The Board has directed that the Company's Secretary forward shareholder communications to the Chairman of the Board and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding the governance or operation of the Company, the Secretary will use his discretion to refrain from forwarding the following: sales literature; defamatory material regarding the Company and/or its directors; incoherent or inflammatory correspondence, particularly when such correspondence is repetitive and was addressed previously in some manner; and other correspondence unrelated to the Board's corporate governance and oversight responsibilities.

Director Attendance at Annual Meeting

The Board has directed that the Company schedule, whenever practicable, a Board meeting and any Committee meetings on the same day as the Company's annual meeting of shareholders. The Board's meetings on that day will be convened or adjourned to allow all directors who are physically present for the meetings to attend the Company's annual meeting of shareholders. The Company's Corporate Governance Guidelines do not require the directors to attend the annual meeting. Five of the Company's Board of Directors attended the 2009 annual meeting of shareholders. Typically, the Company's annual meeting is sparsely attended.

Code of Ethics

Our Standards of Business Conduct, applicable to all corporate officers and employees, sets forth the Company's expectations for the conduct of business by officers and employees. The directors have adopted, and are required to abide by, the Directors Code of Ethics. Both documents are available on the Company's website at www.ralcorp.com/corporategovernance.htm. In the event the Company modifies either document or waivers of compliance are granted to officers or directors, the Company will post such modifications or waivers on its website.

Board and Committee Service Summary

Director	Board	Audit	Corporate Governance & Compensation	Executive	Strategy and Financial Oversight	Attended 75% or More of Board & Applicable Committee Meetings
Bill G. Armstrong	X	X	X*			X
David R. Banks	X	X	X			X
Jack W. Goodall	X	X	X			X
Kevin J. Hunt	X			X	X	X
David W. Kemper	X	X	X			X
Richard A. Liddy	X	X	X			X
Joe R. Micheletto	X	X		X		X
J. Patrick Mulcahy	X	X	X		X	X
David P. Skarie	X			X	X	X
William P. Stiritz	X*		X	X*	X*	X
David R. Wenzel	X	X*	X			X
Meetings Held in FY 2009	7	9	4	1	6	

* Chair

Proxy Statement

DIRECTOR COMPENSATION

All non-employee directors receive an annual retainer of $55,000. The Company's Chairman receives a retainer of $70,000. The Chairmen of the Audit Committee and the Corporate Governance and Compensation Committee receive Chairman retainers of $10,000. Non-employee directors are paid $2,000 for each regular or special Board meeting, telephonic meeting and consent to action without a meeting and $1,500 for each regular or special committee meeting, telephonic meeting and consent to action without a meeting. As in past years, for calendar year 2009, all non-employee directors received their fees in Company stock units which is deferred until their resignation or other termination of directorship.

We also pay the premiums on directors' and officers' liability and travel accident insurance policies insuring directors. We reimburse directors for their expenses incurred in connection with Board meetings. On occasion, the Company provides directors with ski resort accommodations that the Company owns in Colorado. Non-employee directors also receive annual stock-based compensation. All awards vest at the director's termination, retirement, disability or death.

In addition, certain members of the Board receive the following:

Chairman of the Board

- Restricted stock grant with a fair market value of $50,000 each January.
- 10,000 stock appreciation rights shares each September.
- Personal use of Company aircraft for the year ended September 30, 2009, the cost (on a variable basis and including gross-up on income taxes) to the Company for such use was $89,502.

Vice-Chairman of the Board

- 3,000 stock appreciation rights each September.
- Reimbursement of reasonable office expenses (in fiscal 2009 the amount was less than $800).

Other Non-Employee Directors

- 3,000 stock appreciation rights each September.

Stock Ownership Guidelines

In order to encourage ownership of company stock by non-employee directors, Ralcorp requires that any Company common stock acquired as a result of option or stock appreciation rights exercises must be held until the director's retirement or other termination of directorship. In addition, retainers and fees paid in shares of Company stock and deferred under the Deferred Compensation Plan for Non-Management Directors are required to be held as Company stock until the director's retirement or other termination of directorship. At that time, the shares are then free to be sold or transferred at the director's request.

Under Ralcorp's Deferred Compensation Plan for Non-Management Directors, any non-employee director may elect to defer, with certain limitations, their retainer and fees. Deferrals may be made in common stock equivalents in an Equity Option or may be made in cash into a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives. Deferrals in the Equity Option receive a 33⅓% Company matching contribution. In order to encourage director ownership of company stock, matching contributions made after October 1, 2008 do not vest until after five years of investment or upon the directors resignation. The Equity Option mirrors the performance of the Company's common stock. Deferrals are paid in cash upon leaving the Board in one of three ways: (1) lump sum payout; (2) five-year installments; or (3) ten-year installments. For calendar year 2009, all non-employee directors elected to defer their retainers and fees into the Equity Option.

On November 20, 2008, the Board approved a change to the vesting provisions for all past and future stock appreciation rights and stock options granted to the non-employee directors to allow exercise beginning three years after the date of grant. However, once exercised into Company common stock, the stock may not be sold or transferred until the director retires or terminates his directorship on the Board. On September 24, 2009, the Board approved that upon exercise by a non-employee director of any non-qualified stock option or stock appreciation right, the non-employee director, in his or her discretion, may sell enough shares to cover current federal and state income tax obligations on the exercise of the shares.

The following table sets forth the compensation paid to non-management directors for fiscal year 2009, other than reimbursement for travel expenses.

Proxy Statement

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	All Other Compensation ($) (g)(1)	Total ($) (h)
Bill G. Armstrong	95,167	—	102,677	31,719	229,563
David R. Banks	88,500	—	48,220	29,497	166,217
Jack W. Goodall	91,833	—	48,220	30,608	170,661
David W. Kemper	87,000	—	106,544	28,997	222,541
Richard A. Liddy	88,500	—	32,021	29,497	150,018
Joe R. Micheletto	78,000	—	48,220	25,997	152,217
J. Patrick Mulcahy	94,500	—	90,009	31,497	216,006
William P. Stiritz	100,500	49,988	185,711	123,000(2)	459,199
David R. Wenzel	98,500	—	123,610	32,830	254,940

(1) This amount represents the 33⅓% Company match on deferrals in the Equity Option account under the Company's Deferred Compensation Plan for Non-Management Directors.

(2) This includes $89,502 for the cost of Company airplane for personal use calculated on a variable basis and including gross-up on income taxes.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Company's Corporate Governance and Compensation Committee (the "Committee") consists entirely of independent directors. The Committee approves the direct and indirect compensation of all corporate officers, including the named executive officers, and administers and makes awards under the Company's stock plans. The corporate officers included in the *Summary Compensation Table* are referred to as the "Named Executive Officers."

Compensation Philosophy and Objectives

The Company's corporate officer compensation program is designed to provide a total compensation package that will attract, retain and motivate its corporate officers. Further, the Company aligns corporate officer compensation with long-term shareholder value through the use of stock awards. The Committee's intent is to provide overall cash compensation packages that have a greater variable element than competitive norms, i.e., salaries below industry medians, augmented by performance-based annual cash bonuses and long-term stock and cash awards that, in the aggregate, provide recipients the opportunity to achieve total compensation packages that exceed industry medians. The total compensation package is designed to reward all corporate officers for improved shareholder value, compensate corporate officers for services performed during the fiscal year and provide an incentive to remain employed with the Company. At present, the Committee believes maintaining compensation of the Company's Co-Chief Executive Officers, Messrs. Hunt and Skarie (the "Co-CEOs"), at similar levels is important to ensure retention of both Co-CEOs. The Committee generally reviews corporate officer compensation including salaries, bonuses and any long-term compensation each September near the end of the Company's fiscal year.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for the Named Executive Officers. The Committee reviews its compensation philosophy and objectives during the fiscal year. Prior to the Committee's September meeting, the Company's corporate human resources group reviews published compensation surveys and publicly disclosed compensation information reported by entities within the peer group described below. The human resources group then uses the information to develop compensation ranges (salaries, bonus awards and stock awards) for positions similar to those held by the Company's Named Executive Officers that meet our compensation philosophy. The group recommends annual adjustments to salaries for each officer ensuring that salaries are designed to take into account competitive practices at peer companies. The Company's Co-CEOs review the recommended annual salary adjustments and the range of bonus and stock based compensation gathered by the human resources group. The Co-CEOs provide to both the Committee's Chairman and Watson Wyatt Worldwide ("Watson Wyatt"), the Committee's compensation consultants, recommendations of salary adjustments, annual bonus payments, incentive awards and stock based awards for the Named Executive Officers, including the Co-CEOs. The recommendations are designed to reflect the Committee's above described compensation philosophy. Recommendations regarding the Co-CEOs salary adjustments are based on industry and peer company surveys. Any further adjustments are made by the Committee based on Company profit performance or business unit performance. Prior to making compensation recommendations to the entire Committee, the Co-CEOs review the proposed compensation recommendations, including the input of Watson Wyatt, with the Committee's chairman. At the September Committee meeting, the Co-CEOs also review with the Committee the performance of each corporate officer. The Committee reviews the performance of the Co-CEOs in their absence. The Committee has the full authority to exercise its discretion in modifying any recommended adjustments or awards to Named Executive Officers.

Compensation Analyses

The Committee has used Watson Wyatt as independent advisor since 2004. At that time, the Company's Vice President of Human Resources interviewed several firms who had demonstrated experience advising compensation committees. He reviewed the firms' qualifications with the Committee's chairman and together, agreed that Watson Wyatt would provide the Committee with the services desired. The Committee's chairman communicates directly with Watson Wyatt regarding their analyses. Each year, the chairman requests that Watson Wyatt review the recommendations with respect to cash compensation and long-term incentive compensation. The approximate cost of Watson Wyatt's services in 2009 related to officer compensation was $17,273.

For fiscal 2009, Watson Wyatt confirmed that total cash compensation — salary and bonus — for Named Executive Officers was slightly below market median levels (using the peer group identified in this report and published survey data). Total direct compensation (salary, bonus, present value of stock appreciation rights grants, and annualized value of restricted awards and long term incentive awards) was above market median levels. With respect to the Co-CEOs, the analysis compared their total direct compensation against that of the chief executive officers and chief operating officers at other companies using publicly available data from the peer group. Data from the peer group was also used by the Co-CEOs with respect to recommended compensation for the corporate officers.

The peer group is currently composed of 17 U.S.-based public companies in the food and consumer packaged goods industries with a median revenue of approximately $3.5 billion. The companies are: TreeHouse Foods Inc.; Church & Dwight Co. Inc.; Flowers Foods, Inc.; The J.M. Smucker Company; Corn Products Intl Inc.; McCormick & Co.; Seaboard Corp.; Brown-Forman Corp.; Campbell Soup Co.; Constellation Brands, Inc.; Del Monte Foods Co.; Energizer Holdings, Inc.; The Hershey Co.; Hormel Foods Corp; Newell Rubbermaid Inc.; Spectrum Brands, Inc. and The Clorox Co. The Committee regularly reviews the composition of the peer group from time to time to determine its appropriateness. Two of the companies previously included in the peer group over the last few years have since merged or been acquired and have therefore been removed from the group.

The peer group review confirmed that the salaries of the Co-CEOs and the Named Executive Officers were generally below the median of the salary compensation paid to executives within the peer group performing similar functions as those of the Company's Named Executive officers. However, the variable elements of compensation (cash bonuses, restricted awards and stock appreciation rights) allow the Co-CEOs and the Named Executive Officers to earn compensation that when combined with their salary, could generate total compensation at or higher than (depending on improvements in the Company's share price) the median levels and would reflect the Company's long-term improved performance.

Elements of Ralcorp's Compensation Program

The Company's compensation program is comprised of the following:

- Base salary;
- Annual bonuses;
- Long-term compensation;
- Deferred compensation; and
- Perquisites.

Base Salary

In addition to relying on compensation analyses, when setting salaries the Committee reviews the performance during the course of a fiscal year of each Named Executive Officer. The factors considered include: profitability of business unit managed, individual performance, quality of business plans presented to the Board and ability to manage business units when faced with competitive or operating challenges. In addition, salaries are also adjusted for cost of living so amounts indicated for Mr. Van Tassel in the *Summary Compensation Tables* may be slightly higher than for other business unit presidents since Post Foods offices are located on the east coast which has a higher cost of living than the midwest. For non-operating corporate vice presidents and the Co-CEOs, overall company performance over the previous fiscal year was considered. The Committee attempts to set base salary levels at or below the median level for executives holding positions of similar responsibility and complexity at corporations as reflected in public filings and published surveys.

The 2009 increase in base salary on a percentage basis was above market, but given the expanded corporate officer responsibilities, the Committee felt it was appropriate. The actual salary increases still position the officers below the market median. In addition, since a key element of the Company's growth has been successfully integrating acquisitions, with respect to the Co-CEOs, the Committee considers their leadership in connection with identifying acquisition opportunities and integrating past acquisitions. See the *Summary Compensation Table* for the 2009 base salaries of the Named Executive Officers.

Annual Bonuses

On September 24, 2009, the Committee awarded cash bonuses to all of the Named Executive Officers for the Company's 2009 fiscal year. The amount of each bonus was based on various factors including: officer's total compensation package; financial performance of the officer's business unit relative to the business plan (including such measures as sales volume, revenues, costs, cash flow and operating profit); Company financial performance (including the measures of business unit operating profit with respect to division presidents and earnings per share for the Co-CEOs and Named Executive Officers who are in corporate roles, excluding the impact of losses or gains on forward sale contracts on the Company's ownership in Vail Resorts); the officer's individual performance (including the quality of strategic plans, organizational and management development, participation in evaluations of potential acquisitions and similar manifestations of individual performance); and the business environment for the officer's business unit. The Committee considered recommendations of the Co-CEOs, which were based on bonus targets set prior to the beginning of the fiscal year. For the Co-CEOs, the target was 100% of base salary. For the Named Executive Officers the bonus target was 50% of their base salary. The bonus targets were set at levels the Committee deemed appropriate in light of its compensation philosophy.

After reviewing the factors identified above, the Committee approved individual bonuses based on the Committee's judgment and discretion. With respect to the Co-CEOs and any Named Executive Officers who are in corporate functions, the determination of bonus amounts was made by giving equal weight to the Company performance factors set forth above (with earnings per share given more weight) and the Committee's assessment of the Co-CEO's individual performance (with identifying, negotiating and overseeing integration of acquisitions given the most weight). For Named Executive Officers who oversee an operating group the Committee gives substantially more weight to business unit performance than overall Company performance.

For the Co-CEOs, total cash compensation reflects the higher than budget Earnings Per Share (EPS) attained by the Company over the last year. Mr. Wilkinson's salary and bonus reflect the positive results at Ralston Foods as well as Mr. Wilkinson's outstanding leadership of the successful integration of Post Foods into Ralcorp. Mr. Van Tassel's salary and bonus reflect the performance of Post Foods. Mr. Koulouris's salary and bonus reflects the positive performance of the Snacks and the Sauces and Spreads divisions. The total cash compensation of the other corporate officers was based on the Company's EPS performance as well as their continued positive contributions to the Company overall.

The final cash incentives as granted to the Named Executive Officers resulted in total cash compensation estimated to be below Ralcorp's targeted positioning (60th percentile), and generally falling at or below the published survey median. Please see the *Summary Compensation Table* for 2009 cash bonuses awarded to each Named Executive Officer.

Long-Term Compensation

Ralcorp's long-term compensation program is comprised of long-term equity compensation and long-term cash compensation. Long-term equity compensation currently consists of stock options, restricted stock awards and stock appreciation rights.

- Stock options entitle the recipient to purchase a specified number of shares of the Company's common stock after a specified period of time at an option price, which is equal to the fair market value of the common stock at the time of grant. The Committee ceased granting stock options to corporate officers in 2004.

- Restricted stock awards were granted in 2004 and 2007 and provide the awardee with a long-term incentive. The restricted stock awards provide for a one-third vesting in years seven, eight and nine from the date of grant. Since vesting of these restricted awards are over a period of seven to nine years from the grant date, the 2007 awards were not considered when reviewing total compensation compared to a peer or published survey data. In 2009, the corporate officers received a one time award of restricted stock or restricted stock units, the terms of which are described below.
- Stock appreciation rights are based on a set number of shares, and upon exercise, grantees receive the number of shares equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes. The 2009 stock appreciation rights vest at the rate of one-third of each grant in years 2012, 2013 and 2014.

The previous stock option grants and current practice of granting stock appreciation rights ensure a corporate officer's compensation is linked directly to shareholder value since the officer receives no benefit from the option or appreciation right unless shareholders have benefited from an appreciation in the value of the common stock. In addition, since stock options and stock appreciation rights vest serially over a period of time after the date of grant (usually three to five years), they enhance the ability of the Company to retain the corporate officer while encouraging the corporate officer to take a longer-term view on decisions impacting the Company. All stock-based compensation will vest upon a change in control, normal retirement at age 62 or age 64 (depending on awardee's age at the time of grant), death, disability, or an involuntary termination as defined in the relevant award agreement.

On October 9, 2009, the Company granted restricted stock units ("Units") to the Co-CEOs based on the Company's strong performance since they took over the position of Co-CEOs in September 2003. Since 2003, the Company's stock price has increased by 119.7% compared to 0.7% for the S&P 500 Index and 22.3% for the S&P Food Index. The Units were also granted to incent further positive performance until retirement age. The Units are subject to a performance target and continued employment. In order to receive the Units, the Company must achieve 10% compound annual growth rate (CAGR) in EPS, as determined by the Committee, over fiscal years 2010 and 2011 and each Co-CEO must still be employed by the Company at his retirement age. As part of the grant, both CEOs entered into a non-compete, non-solicit and no-hire agreement which goes into effect for a two year period after they leave the Company.

Awards of restricted stock or Units (based on the officers' election) were also granted to corporate officers due to strong Company performance as detailed above, as well as the need to retain the officers. The awards are subject to the same 10% CAGR target. In addition, each officer must remain employed with the Company until December 31, 2013. As a condition of the award, each officer also entered into a no-hire and non-solicit agreement effective for one year upon the officer's voluntarily ceasing employment with the Company or his termination for cause.

As in previous years, stock appreciation rights were also awarded on October 9, 2009. The amount of shares has remained relatively consistent over the last several years but the current award represented fewer shares than historical grants since it was supplemented by the grant of restricted stock/unit awards. The stock appreciation rights and restricted stock/units grants, when combined amounted to approximately the same value of stock appreciation rights granted over the past few years. Generally, the Committee does not adjust award amounts when the associated compensation expense of an award changes each year. Instead, the Committee tries to maintain a constant number of awards year over year. Maintaining the level of awards rather than decreasing the award level when compensation expense increases along with the Company's share price, ensures that total direct compensation remains competitive, in line with the Committee's philosophies, while encouraging recipients to drive long-term increases in our share price. The exercise price of stock appreciation rights is set at the New York Stock Exchange composite closing price for the Company's stock on the grant date. No stock appreciation rights (or stock options) have been granted below the closing price of the Company's stock price on the grant date. All such awards are priced only on the grant date.

In fiscal 2008, the Board approved a long-term cash incentive award for corporate officers to be paid in fiscal 2010 upon the satisfaction of certain performance objectives. The incentive provides a cash-based incentive tied to stock price improvements driven by the successful integration of the Post Foods acquisition and continued improvement of existing business units. The award is designed to link management's performance with share price targets during a two-year period. The award provides potential cash payments of $2.4 million for each Co-CEO and $1.2 million for each corporate officer. The award would be paid on December 30, 2010 if the Company's stock price maintained an average closing price of $85 for twenty consecutive trading days between June 1 and December 30, 2010. If the stock's highest 20-day average price is below $85 but above $80, there would be a graduated payout between 50% of the incentive at an $80 average stock price to 100% at $85.

In addition, if the officer defers at least 50% of the incentive payout into Company common stock, they can receive a 33⅓% match. To encourage retention and further share price improvements, the Company match does not vest until after five years.

Deferred Compensation & Retirement Plans

Retirement Plan

The Ralcorp Retirement Plan may provide pension benefits in the future to the Named Executive Officers. Ralcorp's corporate officers (and other eligible employees) become vested after five years of service. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers. Therefore, accruals under the plan have ceased but employees hired before 2003, including the Named Executive Officers will receive benefits upon retiring to the extent accrued prior to December 2003. Company retirement is set at age 65.

To the extent an officer's frozen annual retirement income benefit under the Plan exceeds limits imposed by the Internal Revenue Code, the amount in excess will be payable under the Company's non-qualified, unfunded, non-contributory Supplemental Retirement Plan. This ensures the officers receive the same relative value compared to other employees who are not subject to the tax limits. See the *Pension Benefits Table* below for amounts payable to Named Executive Officers upon retirement.

Deferred Compensation

The Company maintains a non-qualified compensation plan which permits the deferral of all or part of an eligible employee's bonus and up to 50% of their annual salary. Income taxes on the amounts deferred and any investment gains are deferred until distributed. Participation in the plan is not limited to Named Executive Officers.

The Company will match up to 100% of the first 6% of pay that is contributed to the Savings Investment Plan and the Deferred Compensation Plan. Generally, contributing to the Deferred Compensation Plan begins when tax code limits are met under the Savings Investment Plan. A number of investment funds are available as "benchmark" investment options. Amounts contributed continue to grow on a tax-deferred basis until distributed. We do not guaranty the rate of return of any fund. As with any deferred compensation plan, there are restrictions on deferral and distribution elections as well as potential financial exposure to changes in the Company's financial health. These plans allow corporate officers to accumulate funds for retirement. See the *Non-Qualified Deferred Compensation Table* below for further information.

Perquisites

Other Benefit Plans

The Company provides corporate officers with perquisites and other personal benefits that the Company and Committee believe are reasonable and consistent with the Committee's overall compensation philosophy. These benefits help retain and attract superior employees for key positions. The Committee reviews the levels of perquisites and other benefits periodically.

In the event of death of a retired Named Executive Officer, eligible beneficiaries will be provided a death benefit in an amount equal to 50% of the earnings recognized under the Company's benefit plans for the officer during the last full year of employment. This benefit is not presently insured or funded. The Long-Term Disability Plan is available to certain regular employees of the Company and officers must participate at their own expense in order to be eligible for the Executive Long-Term Disability Plan. The Long-Term Disability Plan imposes a limit of $10,000 per month (60% of a maximum annual salary of $200,000) on the amount paid to a disabled employee. In addition, the Executive Long-Term Disability Plan provides additional benefits to the Named Executive Officers in the event they become disabled. The Executive Long-Term Disability Plan will provide a supplemental benefit equal to 60% of the difference between the corporate officer's previous year's earnings recognized under the Company's benefit plans and $200,000, with appropriate taxes withheld. The supplemental benefit is grossed up for income taxes.

The Company's Executive Health Plan provides eligible employees and their eligible dependents with supplemental health insurance coverage. The Executive Health Plan provides reimbursement for up to $10,000 per illness annually, for covered out-of-pocket expenses not reimbursed by a Company sponsored health plan. The Committee believes this encourages the corporate officers to proactively address health issues. The Named Executive Officers are also eligible for an annual Company-paid physical exam.

The Named Executive Officers are entitled to receive reimbursement for eligible financial planning, tax and estate planning. The first year's allowance is $7,500 ($10,000 for CEO's) with subsequent annual allowances of $5,000 ($6,000 for CEO's). The benefit is provided for the officers given our belief that good financial planning and tax preparation by a professional reduces the time and attention the officer would otherwise spend on their personal financial affairs and affords them more time to focus on their responsibilities with the Company.

Occasionally the Named Executive Officers and other corporate officers use Company-owned condominiums in Colorado for personal use. All income taxes for such use are paid for by the officer. In addition, the Company has fractional ownership in a corporate aircraft in which spouses and immediate family members may travel with the Named Executive Officer for business related trips. Travel by family members is subject to tax gross-ups and discussed in the *Summary Compensation Table* where applicable. The Company's officers do not use the corporate aircraft for personal use.

Agreements

The Company has entered into Management Continuity Agreements with all corporate officers including the Named Executive Officers. The agreement promotes stability and continuity of senior management in the event of an actual or anticipated change of control of the Company. The Board authorized these agreements in recognition of the importance to the Company and its shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. A properly designed change in control agreement protects shareholder interest by providing (i) incentives to remain with the company despite uncertainties while a transaction is under consideration or pending, (ii) assurance of severance benefits for terminated employees and (iii) access to equity components of total compensation after a change in control.

Under the agreements, the corporate officers may receive severance compensation and stock options, stock appreciation rights, restricted stock and restricted stock units all become 100% vested upon a change in control based on the Committee's view that the company that made the original equity grant may no longer exist after a change in control and officers should not be required to have the fate of their outstanding equity tied to a new company's performance. This allows the officer to emerge from a change of control situation as close to whole as possible without creating a windfall.

Information regarding payments under the agreements for the Named Executive Officers is provided on the *Potential Payments upon Termination Table* below.

Deductibility of Certain Executive Compensation

A feature of the Omnibus Budget Reconciliation Act of 1993 sets a limit on deductible compensation of $1,000,000 per person, per year for the Chief Executive Officer and the next four highest-paid executives. While it is the general intention of the Committee to meet the requirements for deductibility, the Committee may, in the exercise of its judgment, approve payment of compensation from time to time that may not be fully deductible. The Committee believes this flexibility will enable it to respond to changing business conditions, or to an executive's exceptional individual performance. The Committee will continue to review and monitor its policy with respect to the deductibility of compensation.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE REPORT

The Corporate Governance and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Corporate Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

B. G. Armstrong — *Chairman*	D. R. Banks	R. A. Liddy	W. P. Stiritz
J. W. Goodall	D. W. Kemper	J. P. Mulcahy	D. R. Wenzel

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information about the compensation of Ralcorp's Co-Chief Executive Officers, the chief financial officer, and the three most highly compensated officers who were serving as executive officers at September 30, 2009. Certain columns have been omitted where inapplicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)(2)	Changes in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)(3)	All Other Compensation ($) (i)(4)	Total ($) (j)
K. J. Hunt	2009	575,000	632,500	—	—	172,223	106,687	1,486,410
Co-CEO & President	2008	500,000	550,000	—	1,778,250	—	105,969	2,934,219
	2007	470,000	467,500	1,929,000	1,590,000	21,515	56,250	4,534,265
D. P. Skarie	2009	575,000	632,500	—	—	86,523	100,008	1,394,031
Co-CEO & President	2008	500,000	550,000	—	1,778,250	—	94,028	2,922,278
	2007	470,000	467,500	1,929,000	1,590,000	39,541	56,250	4,552,291
T. G. Granneman	2009	295,000	177,000	—	—	40,053	44,259	556,312
VP & Controller	2008	253,600	146,500	—	592,750	—	18,386	1,011,236
	2007	245,000	123,000	771,600	477,000	6,395	15,055	1,638,050
R. R. Koulouris	2009	300,000	250,000	—	—	110,391	45,274	705,665
VP & President of	2008	266,500	185,000	—	592,750	—	46,369	1,090,619
Bremner Food Group, Inc., The Carriage House Companies, Inc. and Nutcracker Brands, Inc.	2007	252,200	183,000	964,500	530,000	7,811	26,112	1,963,623
S. Van Tassel	2009	350,000	170,000	—	—	52,875	24,584	597,459
VP & President of Post	2008	—	—	—	—	—	—	—
Foods(1)	2007	—	—	—	—	—	—	—
R. D. Wilkinson	2009	315,000	250,000	—	—	66,123	23,942	655,065
VP & President	2008	283,250	196,500	—	592,750	—	13,808	1,086,308
Ralston Foods	2007	272,633	146,600	964,500	530,000	9,751	12,271	1,935,755

(1) Mr. Van Tassel joined the company in August 2008 and became President of the Post Foods division on October 1, 2008. He resigned on November 9, 2009.

(2) See Note 18 to the financial statements in our Annual Report on Form 10-K for assumptions made in valuing the stock appreciation rights. The Company granted annual stock appreciation rights on October 9, 2009 which was in fiscal year 2010 and will be reported in the 2010 Proxy Statement.

(3) Amounts would normally reflect the present value of the Named Executive Officers benefits under the Ralcorp Pension Plan and the Supplemental Executive Retirement Plan. Note that the pension plans are frozen but each year the present value of the accrued pension increases actuarially because it is calculated (discounted) based on a shorter period of time between the end of each fiscal year and the assumed commencement of pension benefit payments.

(4) Amounts shown in the "All Other Compensation" column include the sum of the following:

(a) As discussed in the *Compensation Discussion and Analysis* section, the company provides certain perquisites to the Named Executive Officers as follows: (i) Company paid Executive Health premiums and medical exam as follows: Mr. Hunt - $4,919; Mr. Skarie - $2,887; Mr. Granneman - $4,446;

Mr. Koulouris - $3,691; Mr. Van Tassel - $5,121 and Mr. Wilkinson - $3,041; (ii) Company paid cost of financial planning as follows: Mr. Hunt - $2,320; Mr. Skarie - $4,632; Mr. Koulouris - $1,425 and Mr. Wilkinson - $470; (iii) cost of spousal accompaniment on business trips (calculated on a variable basis and including the tax gross-up) Mr. Hunt - $26,997; Mr. Skarie - $20,039; Mr. Granneman - $1,294; Mr. Koulouris - $7,157 and Mr. Wilkinson - $1,530; and (iv) $11,754 for personal use of company condominium by Mr. Granneman. The incremental cost of use of the Company aircraft is calculated based on the variable costs of the Company including fuel costs, mileage, trip-related maintenance, universal weather-monitoring costs, on-board catering, landing/ramp fees and other miscellaneous variable costs. Fixed costs which do not change based on usage, such as allocated pilot salaries and the cost of maintenance not related to trips are excluded.

(b) Amounts of Company Matching Contributions or Accruals to the Company's Savings Investment Plan (SIP) and Executive SIP. The amounts contributed are as follows: Mr. Hunt - $72,450; Mr. Skarie - $72,450; Mr. Granneman - $26,765; Mr. Koulouris - $33,000; Mr. Van Tassel - $19,463; and Mr. Wilkinson - $18,900.

Grants of Plan-Based Awards Table

There were no grants of equity awards in fiscal 2009 to the Named Executive Officers.

On October 9, 2009 (Fiscal 2010), the Board of Directors approved the grant of Stock Appreciation Rights (SAR) to corporate officers including the Named Executive Officers as discussed in the *Compensation Discussion and Analysis*. The SAR awards were made under Ralcorp's previously filed Amended and Restated 2007 Incentive Stock Plan. One third of the SAR awards become exercisable on October 9 in the following years: 2012, 2013, and 2014. The number of SARs awarded is as follows: Mr. Hunt - 37,500 shares; Mr. Skarie - 37,500 shares; Mr. Granneman - 12,500 shares; Mr. Koulouris - 12,500 shares and Mr. Wilkinson - 12,500 shares. The SARs have an exercise price of $56.27.

In addition, the Company granted the following awards: Messrs. Hunt and Skarie - 50,000 shares each of restricted stock units. Mr. Koulouris - 15,000 restricted shares/units; Mr. Wilkinson - 15,000 restricted shares/ units and Mr. Granneman - 12,500 restricted shares/units. The officers can elect either (i) shares of restricted stock, or (ii) restricted stock units that are payable in shares of common stock on a one-for-one basis. Further details regarding the awards are available in the *Compensation Discussion and Analysis* section of this Proxy Statement.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information on exercisable and unexercisable options and unvested stock awards held by the Named Executive Officers on September 30, 2009.

	OPTION AWARDS				STOCK AWARDS	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
	24,549(2)	0	24.41	1/30/2012		
	30,843(3)	0	23.37	1/29/2013		
	38,553(4)	12,852	31.42	2/4/2014	30,000(5)	1,754,100
K. J. Hunt	46,666(6)	23,334	42.00	9/28/2015	30,000(8)	1,754,100
	25,000(7)	50,000	48.99	9/27/2016		
	0(9)	75,000	56.56	9/26/2017		
	0(10)	75,000	66.07	9/24/2018		
	23,787(1)	0	18.00	2/25/2011		
	30,843(2)	0	24.41	1/30/2012		
	30,843(3)	0	23.37	1/29/2013		
D. P. Skarie	38,553(4)	12,852	31.42	2/4/2014	17,265(5)	1,009,485
	46,666(6)	23,334	42.00	9/28/2015	30,000(8)	1,754,100
	25,000(7)	50,000	48.99	9/27/2016		
	0(9)	75,000	56.56	9/26/2017		
	0(10)	75,000	66.07	9/24/2018		
	13,562(1)	0	18.00	2/25/2011		
	20,562(2)	0	24.41	1/30/2012		
	20,562(3)	0	23.37	1/29/2013		
T. G. Granneman	15,421(4)	5,141	31.42	2/4/2014	12,000(5)	701,640
	13,333(6)	6,667	42.00	9/28/2015	12,000(8)	701,640
	7,500(7)	15,000	48.99	9/27/2016		
	0(9)	22,500	56.56	9/26/2017		
	0(10)	25,000	66.07	9/24/2018		
	2,807(1)	0	18.00	2/25/2011		
	7,197(2)	0	24.41	1/30/2012		
	6,169(3)	0	23.37	1/29/2013		
R. R. Koulouris	17,734(4)	5,912	31.42	2/4/2014	15,000(5)	877,050
	15,333(6)	7,667	42.00	9/28/2015	15,000(8)	877,050
	8,333(7)	16,667	48.99	9/27/2016		
	0(9)	25,000	56.56	9/26/2017		
	0(10)	25,000	66.07	9/24/2018		
S. Van Tassel		(12)			4,000(11)	233,880
	0(10)	25,000	66.07	9/24/2018	(12)	
	5,912(3)	0	23.37	1/29/2013		
	17,734(4)	0	31.42	2/4/2014	15,000(5)	877,050
R. D. Wilkinson	15,333(6)	7,667	42.00	9/28/2015	15,000(8)	877,050
	8,333(7)	16,667	48.99	9/27/2016		
	0(9)	25,000	56.56	9/26/2017		
	0(10)	25,000	66.07	9/24/2018		

(1) Non-qualified stock options; exercisable at a rate of 25% on February 26, 2004, 2005, 2006 and 2007.

(2) Non-qualified stock options; exercisable at a rate of 25% on January 31, 2005, 2006, 2007 and 2008.

(3) Non-qualified stock options; exercisable at a rate of 25% on January 30, 2006, 2007, 2008 and 2009.

(4) Non-qualified stock options; exercisable at a rate of 25% on February 5, 2007, 2008, 2009 and 2010.

(5) Restricted stock award; restrictions lapse at a rate of 33⅓% on September 23, 2011, 2012 and 2013.

(6) Stock appreciation rights; exercisable at a rate of 33⅓% on September 29, 2008, 2009 and 2010.

(7) Stock appreciation rights; exercisable at a rate of 33⅓% on September 28, 2009, 2010 and 2011.

(8) Restricted stock award; restrictions lapse at a rate of 33⅓% on March 30, 2014, 2015 and 2016.

(9) Stock appreciation rights; exercisable at a rate of 33⅓% on September 27, 2010, 2011 and 2012.

(10) Stock appreciation rights; exercisable at a rate of 33⅓% on September 25, 2011, 2012 and 2013.

(11) Restricted stock award; restrictions lapse on August 4, 2011.

(12) Due to Mr. Van Tassel's resignation from the Company, his restricted shares become released from restrictions and his SARs become fully exercisable on January 1, 2010.

Option Exercises and Stock Vested Table

The following table provides information on an aggregate basis, about stock options that were exercised and stock awards that vested during the fiscal year ended September 30, 2009 for each of the Named Executive Officers.

	OPTION AWARDS		STOCK AWARDS	
Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($) (e)**
K. J. Hunt	12,000 1,566 9,640 3,794	564,000 65,772 404,880 135,028	0	0
D. P. Skarie	5,000 6,646 1,501 3,499	241,400 268,757 65,158 151,892	0	0
T. G. Granneman	2,000 10,281 5,000	92,000 473,646 223,244	0	0
R. R. Koulouris	6,000 3,600 790	277,680 172,800 40,290	0	0
S. Van Tassel	0	0	0	0
R. D. Wilkinson	5,912 23,646 17,734	277,864 959,791 738,266	0	0

EXECUTIVE BENEFITS

Retirement Plan

The Ralcorp Retirement Plan may provide pension benefits in the future to the Named Executive Officers. Executive officers (and other eligible employees) become vested after five years of service. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers. Therefore, accruals under the plan have ceased but employees hired before 2003, including the Named Executive Officers will receive benefits upon retiring to the extent accrued prior to December 2003. Normal company retirement is set at age 65 under the plan.

Annual benefits are computed by multiplying the participant's final average earnings (average of participant's five highest consecutive annual earnings during ten years prior to retirements or earlier termination) by the product of 1.5% times the participant's years of service (to a maximum of 40 years) and by subtracting from that amount up to one-half of the participant's primary social security benefit at retirement (with the actual amount of offset determined by age and years of service at retirement). To the extent an officer's frozen annual retirement income benefit under the Plan exceeds limits imposed by the Internal Revenue Code, the amount in excess will be payable under the Company's non-qualified, unfunded, non-contributory Supplemental Retirement Plan. The formula used is the same formula described above. See the Pension Benefits table below for amounts payable to Named Executive Officers upon retirement. Credited service includes service with Ralston Purina Company, the Company's former parent corporation.

The following table shows the estimated annual retirement benefits that would be payable from the Retirement Plan to salaried employees, including the Named Executive Officers, assuming age 65 retirement and five-year certain payment option. To the extent an employee's compensation or benefits exceed certain limits imposed by the Internal Revenue Code of 1986, as amended, the table also includes benefits payable from an unfunded supplemental retirement plan. The table reflects benefits prior to the subtraction of social security benefits as described above. Effective December 31, 2003, the Company froze retirement benefits for administrative employees including corporate officers. Consequently, they no longer accrue defined pension benefits.

Proxy Statement

Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c) (1)	Present Value of Accumulated Benefit ($) (d) (2)	Payments During Last Fiscal Year ($) (e)
K. J. Hunt	Ralcorp Holdings, Inc. Retirement Plan	18	432,272	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		340,716	
D. P. Skarie	Ralcorp Holdings, Inc. Retirement Plan	18	546,053	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		390,095	
T. G. Granneman	Ralcorp Holdings, Inc. Retirement Plan	7	178,984	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		19,704	
R. R. Koulouris	Ralcorp Holdings, Inc. Retirement Plan	24	390,480	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		20,715	
S. Van Tassel(3)	Ralcorp Holdings, Inc. Retirement Plan	11	34,563	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		30,552	
R. D. Wilkinson	Ralcorp Holdings, Inc. Retirement Plan	8	211,566	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		105,331	

(1) Number of years of credited service is as of December 2003 and includes the number of years the officer worked at Ralston Purina Company, Ralcorp's former parent company. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers.

(2) Present value is determined as described in the section "Critical Accounting Policies and Estimates" in our Annual Report on Form 10-K for the year ended September 30, 2009.

(3) Mr. Van Tassel receives a pension benefit based on his service at Kraft Foods Inc., prior to the acquisition of Post Foods and as required pursuant to the acquisition agreement between Kraft and Ralcorp.

Non-Qualified Deferred Compensation Table

Ralcorp's Incentive Stock Plan provides for deferred compensation plans for non-management directors and key employees, as well as an Executive Savings Investment Plan.

Under the Deferred Compensation Plan for Key Employees, eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made in Ralcorp common stock equivalents (Equity Option) or in cash under a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives (Vanguard Funds). Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Executive Savings Investment Plan allows eligible employees to defer up to 44% of their cash compensation. Once they have reached the legislated maximum annual pre-tax contribution to the Company's Savings Investment Plan (401(k)) or their compensation exceeds the legislated maximum compensation that can be recognized under that plan, they are eligible to defer an additional 2% to 6% of their cash compensation, a portion of which receives a Company matching contribution that vests at a rate of 25% for each year of Company service. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

Name (a)	Executive Contributions in Last FY ($) (b) (1)	Registrant Contributions in Last FY ($) (c) (2)	Aggregate Earnings in Last FY ($) (d) (3)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
K. J. Hunt	63,244	57,750	—	0	946,882
D. P. Skarie	63,230	57,750	10,600	0	2,030,782
T. G. Granneman	182,039	12,065	8,246	0	1,209,263
R. R. Koulouris	86,430	18,300	—	0	463,928
S. Van Tassel	11,250	8,438	—	0	19,657
R. D. Wilkinson	257,839	3,671	—	0	1,508,974

(1) These amounts reflect deferrals into the Executive Savings Investment Plan (Executive SIP). The amount for Mr. Wilkinson also includes the deferral of 100% of his fiscal 2009 bonus (as detailed in the *Summary Compensation Table* above) into the Deferred Compensation Plan for Key Employees.

(2) These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table* and reflect Ralcorp matching contributions to the Executive SIP contributions only.

(3) The earnings on deferrals in the Executive SIP and the Deferred Compensation Plan for fiscal 2009 were negative for the following Named Executive Officers: Mr. Hunt - ($205,342); Mr. Koulouris - ($16,773); Mr. Van Tassel - ($31) and Mr. Wilkinson - ($7,848).

EXECUTIVE AGREEMENTS

The Company has Management Continuity Agreements with the Named Executive Officers and its other corporate officers. As discussed in the *Compensation Discussion and Analysis* section of this proxy, these agreements are meant to promote the stability and continuity of senior management in the event of an actual or anticipated change in control.

The agreements provide severance compensation to each corporate officer in the event of the officer's voluntary or involuntary termination after a change in control of the Company. A change in control occurs upon (i) the acquisition by any person, entity or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, of beneficial ownership of (x) 50% or more of the aggregate voting power of the then outstanding shares of Company common stock, other than acquisitions by the Company or any of its subsidiaries or any employee benefit plan of the Company or any entity holding stock for or pursuant to the terms of any such plan, or (y) all, or substantially all, of the assets of the Company or its subsidiaries taken as a whole; or (ii) individuals who would have qualified as continuing directors shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company. A change in control does not include a transaction pursuant to which a third party acquires one or more businesses of the Company by acquiring all of the Company's common stock while leaving the Company's remaining businesses in a separate public company (commonly known as a "Morris Trust" transaction), unless the businesses so acquired constitute all or substantially all of the Company's businesses.

In the event of a change in control, the compensation provided would be in the form of a lump sum payment equal to the present value of continuing the officer's salary and bonus for a specified period following the officer's termination of employment, and the continuation of other executive benefits for the same period. The applicable payment periods are determined as follows:

- 3 years in the event of an involuntary termination of employment (including a constructive termination i.e., resignation after a material demotion, or a deduction in pay) that occurs at any time during the first or second year following the change in control;
- 2 years in the event of an involuntary termination that occurs within 3 years of a change in control;
- 2 years in the event of a voluntary termination that occurs within 6 months of a change in control; and
- 1 year (2 years for a CEO) in the event of any other voluntary termination of employment occurring between 6 months and 2 years following the change in control.

The Named Executive Officer would also be eligible to receive the following severance benefits: (i) continuation during the applicable period of the officer's participation in each life, health, accident and disability plan in which the officer was entitled to participate immediately prior to the change in control, (ii) payment in lump sum in cash of the present value of the benefits under the Retirement Plan and Supplemental Plan, (iii) payment of any actual costs and expenses of litigation incurred by the officer and (iv) payment of up to $20,000 of costs or expenses incurred for outplacement assistance.

Payments will be delayed for a period of six months in the event the officer is determined to be a "specified employee" for purposes of Section 409A of the Internal Revenue Code. No payments would be made if the officer's termination is due to death, disability or normal retirement, or is "for cause," defined as the continued failure by the officer to devote reasonable time and effort to the performance of his duties (other than a failure resulting from his incapacity due to physical or mental illness); or (ii) the officer's willfully engaging in misconduct which is materially injurious to the Company; or (iii) the officer's conviction of a felony or a crime involving moral turpitude.

In addition, no payments would continue beyond the officer's normal retirement date. Ralcorp contracts governing stock options, stock appreciation rights and restricted stock provide that upon a change in control of the Company, any unexercised, unvested, unearned restricted or unpaid shares become 100% vested. The Management Continuity Agreements provide that executives shall be indemnified from any tax under Section 4999 and Section 280G of the Code that is attributable to a parachute payment under the Code and any tax upon the payment of such amounts. In addition, vesting of stock-based incentive compensation awards accelerate upon a change of control and all nonqualified deferred compensation earned by the executive will be subject to payment upon termination.

The agreements also contain provisions relating to non-competition, non-solicitation of the Company's employees and protection of the Company's confidential information which become effective once the officer becomes eligible for payments under these agreements.

Potential Payments Upon Termination Table

The table below sets forth estimates of the amounts to which each Named Executive Officer would be entitled, other than accrued but unpaid base salary and benefits payable under broad based employee benefit plans and programs in the event of the involuntary termination of the officer's employment due to a change in control occurring on September 30, 2009. We have assumed the maximum applicable payment period of three years.

			Health Benefits (2)			Insurance (3)					
Name	Cash (salary and bonus) $(1)	Value of Stock and Long Term Cash Awards ($)(4)	Medical ($)	Dental ($)	Vision ($)	Group Life Insurance ($)	Long Term Disability ($)	Voluntary Personal Accident ($)	Outplacement Assistance ($)	Excise Tax and Gross-Up ($)	Total
K. J. Hunt	3,622,500	12,464,154	42,372	1,989	—	12,885	2,130	792	20,000	3,098,000	19,264,822
D. P. Skarie	3,622,500	13,641,187	33,561	1,989	—	4,587	2,130	243	20,000	3,085,000	20,411,197
T. G. Granneman	1,416,000	6,535,474	38,433	1,989	—	10,356	2,130	159	20,000	1,306,000	9,330,541
R. R. Koulouris	1,650,000	6,665,869	49,317	2,802	—	9,141	2,130	792	20,000	1,474,000	9,874,051
S. Van Tassel	1,560,000	1,638,525	56,127	2,802	684	1,529	2,130	486	20,000	848,665	4,130,948
R. D. Wilkinson	1,695,000	5,037,472	36,738	1,989	399	4,587	2,130	390	20,000	—	6,798,705

(1) Above amount is base salary and bonus payment for fiscal year 2009.

(2) Health benefits amounts are company estimated annual costs of providing the benefits over the applicable payment period.

(3) Disability and insurance payments are calculated over the applicable payment period.

(4) All stock and option awards and cash based long-term incentive awards were valued at the Ralcorp closing share price on September 30, 2009.

(5) Calculations to estimate the excise tax due under 280G are complex and reflect a number of assumptions including that a change-in-control occurred on September 30, 2009 at the closing share price on that date and that each Named Executive Officer's employment is involuntarily terminated on that date.

Proxy Statement

Normal Retirement or Involuntary Termination

In the event a Named Executive Officer retires at or after age 62 (or age 64, depending on the age of the officer on the date of the grant) or is involuntarily terminated (other than for a termination for cause) all stock awards will immediately vest. Stock options and stock appreciation rights will remain exercisable thereafter until the earlier of the following to occur: Three years from the date of normal retirement or involuntary termination; or the expiration of the award under its terms. See the above table for the value of stock and option awards at termination. Upon voluntary termination, involuntary termination or retirement, the Named Executive Officer receives their vested retirement benefits (pension payments, 401(k) balances and deferred compensation balances) described in previous sections.

EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted Average of Exercise Price of Outstanding Options and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a)
Equity compensation plans approved by security holders	1,195,303(1)	45.54	2,238,407(2)
Equity compensation plans not approved by security holders	0	0	0
Total	1,195,303		2,238,407

(1) The number in this column includes 1,012,614 shares of outstanding non-qualified stock options. Also included in this number is 182,691 shares of common stock that would be issued upon exercise of the 1,818,335 stock appreciation rights awarded in 2005, 2006, 2007, 2008 and 2009, based on the Company's closing stock price on September 30, 2009.

(2) Of this number, approximately 182,691 shares are reserved for issuance upon the exercise of the 1,818,335 stock appreciation rights awarded in 2005, 2006, 2007, 2008 and 2009. In addition, approximately 42,700 shares of this number are reserved for issuance under the Equity Option of the Company's Deferred Compensation Plan for Key Employees.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Item 2 on Proxy Card

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2009, and the Board of Directors has directed that management submit the appointment of independent accountants for ratification by the shareholders at the annual meeting. PricewaterhouseCoopers LLP has served as Ralcorp's independent accountants since 1994. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting.

Neither the Company's Bylaws nor other governing documents or law require shareholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors. However, the submission of appointment of PricewaterhouseCoopers LLP to the shareholders for ratification is a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if they determine that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2, RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted previously, the Corporate Governance and Compensation Committee is currently composed of Messrs. Armstrong, Banks, Goodall, Kemper, Liddy, Mulcahy, Stiritz and Wenzel. There are no relationships involving the members of the Corporate Governance and Compensation Committee or the executive officers of Ralcorp that are required to be disclosed under Item 402(j) of Regulation S-K.

AUDIT COMMITTEE REPORT

The Board has determined, in its judgment, that the Audit Committee is comprised solely of independent directors as defined in the NYSE listing standards, Rule 10A-3 of the Securities Exchange Act of 1934 and the Company's Corporate Governance Guidelines. The Audit Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.

Management is responsible for the Company's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. PricewaterhouseCoopers LLP, the Company's independent accountants, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Company's internal auditors, supplemented by Ernst & Young, LLP assists the Audit Committee with its responsibility to monitor and oversee the financial reporting process and internal controls. The Committee discussed with the Company's internal auditors and independent accountants the overall scopes and plans for their respective audits. The Committee met, at least quarterly, with the internal auditors and independent accountants, with and without management present, and discussed the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

With respect to the Company's audited financial statements for the Company's fiscal year ended September 30, 2009, management of the Company has represented to the Committee that the financial statements were prepared in accordance with generally accepted accounting principles and the Committee has reviewed and discussed those financial statements with management. The Audit Committee has also discussed with PricewaterhouseCoopers LLP, the matters required to be discussed by PCAOB AU Section 380 (Communication with Audit Committees) as modified or supplemented.

The Audit Committee has received the written disclosures from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), as modified or supplemented, and has discussed the independence of PricewaterhouseCoopers LLP with members of that firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements for the fiscal year ended September 30, 2009, be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for that year.

D. R. Wenzel — *Chairman*	D. R. Banks	D. W. Kemper	J. P. Mulcahy
B. G. Armstrong	J. W. Goodall	R. A. Liddy	J. R. Micheletto

Proxy Statement

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Company's code of ethics and code of conduct for directors, each director and corporate officer has an obligation not to engage in any transaction that could be deemed a conflict of interest. Our directors may not engage in any transaction that could impact their independence on the Board

The Audit Committee is responsible for approving and ratifying related party transactions. The Audit Committee reviews the material facts of all interested transactions that require the Audit Committee's approval and either approves or disapproves of the entry into the interested transaction. In the event management, in the normal course of reviewing payable records, determines an interested transaction exists which was not approved by the Audit Committee, management will present the transaction to the Audit Committee for consideration.

The Audit Committee has adopted standing pre-approval of certain transactions in which an officer or director may have an interest including (i) transactions involving competitive bids, (ii) certain charitable contributions, and (iii) certain banking related services. The Committee believes these transactions are immaterial to the Company and any director or officer. No director may participate in the approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for the Company's management to follow in its ongoing dealings with the related party.

Mr. Kemper is Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc., which is one of fifteen banks that participate in the Company's committed credit facility and one of twelve banks that participated in the Company's term loan facility. Commerce Bancshares' lending commitment under our current facility in fiscal 2009 was limited to $9 million out of a total syndicate commitment of $400 million. Its lending commitment under the term loan facility was originally $6 million out of a total syndicate commitment of $200 million. Aggregate commitments under the term loan facility were reduced by $2.5 million at the end of each of Ralcorp's first, second and third fiscal quarters and Commerce Bancshares' commitment was reduced pro rata. The term loan facility was paid off and terminated in September, 2009. During the fiscal year, the Company paid approximately $205,000 in interest to Commerce Bancshares, Inc. The Board and the Audit Committee do not believe Mr. Kemper has a material interest in the transactions between the Company and Commerce Bancshares, Inc. These transactions are disclosed on a voluntary basis.

OTHER MATTERS

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP acted as Ralcorp's independent registered public accounting firm for fiscal year 2009 and has served in that capacity since 1994. The Board, upon the recommendation of the Audit Committee, appointed PricewaterhouseCoopers LLP as independent accountants for the current fiscal year. A representative of that firm will be present at the annual meeting, will have an opportunity to make a statement, if they desire, and will be available to respond to appropriate questions.

Fees Paid to PricewaterhouseCoopers LLP

The following fees were paid for audit services rendered in conjunction with reviewing and auditing the Company's fiscal years 2008 and 2009 financial statements, and for other services during those fiscal years:

	FY 2008	FY 2009
Audit Fees (1)	$1,321,250	$1,467,252
Audit-Related Fees (2)	$ 295,000	$ 79,485
Tax Fees	$ 0	$ 0
All Other Fees (3)	$ 1,500	$ 1,500

(1) The "Audit Fees" do not include out of pocket expenses in the amount of $82,000 and $67,393 for fiscal years 2008 and 2009, respectively.

(2) The "Audit-Related Fees" paid for fiscal year 2009 was comprised of the following: (a) Review of due diligence materials in connection with the Harvest Manor acquisition; and (b) Preparation of comfort letter related to the $300 million senior notes offering.

(3) "All Other Fees" was an amount paid for the use of a proprietary accounting research database.

With regard to the fees listed above, the Audit Committee has considered whether the provision by PricewaterhouseCoopers LLP of services other than audit services is compatible with its ability to maintain its independence. Regardless of the size or nature of the other services, if any, to be provided, it is the Audit Committee's policy and practice to approve any services not under the heading "Audit Fees" before any such other services are undertaken. The audit performed on behalf of the Company was staffed primarily by full-time, permanent employees of PricewaterhouseCoopers LLP.

Proxy Solicitation

Ralcorp has paid certain entities for assistance with preparing this proxy statement and the proxy card. Ralcorp will also pay for the solicitation of proxies. The Company hired Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee of $10,000 plus expenses. Ralcorp will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for costs, including postage and handling, reasonably incurred by them in sending proxy materials to the beneficial owners of Ralcorp's common stock. In addition to the standard mail, employees of the Company may make proxy solicitations via telephone or personal contact.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers and directors of Ralcorp are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership of Ralcorp common stock with the Securities and Exchange Commission and the New York Stock Exchange. Copies of those reports must also be furnished to Ralcorp.

Based solely on a review of copies of those reports, other documents furnished to Ralcorp and written representations that no other reports were required, Ralcorp believes that all filing requirements applicable to officers and directors have been complied with during the preceding fiscal year. For fiscal 2009, two Section 16 reports for Charles Huber and David Skarie were deemed late filed due to technical errors transmitting via EDGAR on November 19, 2008.

Shareholder Proposals for 2011 Meeting

Under the Company's Bylaws, shareholders who desire to nominate a director or present any other business at an annual meeting of shareholders must follow certain procedures. Generally, to be considered at the 2010 annual meeting of shareholders, a shareholder nomination or proposal not to be included in the proxy statement and notice of meeting must be received by the Company's Secretary between October 28, 2010, and November 26, 2010. However, if the shareholder desires that the proposal be included in the Company's proxy statement and notice of meeting for the 2010 annual meeting of shareholders then it must be received by the

Secretary of the Company no later than August 20, 2010 and must also comply in all respects with the rules and regulations of the SEC and the laws of the State of Missouri. A copy of the Bylaws will be furnished to any shareholder without charge upon written request to the Company's Secretary.

Form 10-K and Other Filings

Upon written request and at no charge, the Company will provide a copy of any of its filings with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K, with financial statements and schedules for its most recent fiscal year. The Company may impose a reasonable fee for expenses associated with providing copies of separate exhibits to the report when such exhibits are requested. These documents are also available on the Company's website at www.ralcorp.com, and the SEC's website at www.sec.gov.

Householding

SEC rules allow delivery of a single annual report and proxy statement to households at which two or more shareholders reside. Accordingly, shareholders sharing an address who have been previously notified by their broker or its intermediary will receive only one copy of the annual report and proxy statement, unless the shareholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities) will, however, continue to be provided for each shareholder account. This procedure, referred to as "householding," reduces the volume of duplicate information received by shareholders, as well as the Company's expenses. Shareholders having multiple accounts may have received householding notifications from their respective brokers and, consequently, such shareholders may receive only one proxy statement and annual report. Shareholders who prefer to receive separate copies of the proxy statement and annual report, either now or in the future, may request to receive separate copies of the proxy statement and annual report by notifying the Company's Secretary. Shareholders currently sharing an address with another shareholder who wish to have only one proxy statement and annual report delivered to the household in the future should also contact the Company's Secretary.

Notices, Requests or Communications with Directors

Any notice or request discussed above, or any communication intended for any member or members of the Company's Board of Directors, should be directed to the Company's Secretary, Ralcorp Holdings, Inc., P.O. Box 618, St. Louis, Missouri 63188-0618. The Company's Secretary will forward the communication to the designated member or members of the Company's Board of Directors.

We maintain a confidential telephone number and post office box through which you can send concerns regarding accounting matters or business practices. The toll-free number in the U.S. is 1-800-877-7055 or if you prefer, you may write to: Corporate Vice President and Controller, Ralcorp Holdings, Inc., P.O. Box 618, St. Louis, Missouri 63188-0618.

By Order of the Board of Directors,



Gregory A. Billhartz
Secretary

November 30, 2009



Corporate and Shareholder Information



General Office

Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
Telephone: 314-877-7000
Internet: www.ralcorp.com

Notice of Annual Meeting

The 2010 Annual Meeting of Shareholders will be held at the Corporate Offices of Ralcorp Holdings, 800 Market St., 26th Floor, St. Louis, Missouri at 8:30 a.m., Tuesday, January 26, 2010. Proxy material for the meeting is enclosed.

Transfer Agent and Registrar

Computershare Investor Services
www.computershare.com

Shareholder Telephone Calls:
Operators are available Monday-Friday, 9:00 a.m. to 5:00 p.m. Eastern time. An interactive automated system is available around the clock daily.
Inside the U.S.: 877-282-1168
Outside the U.S.: 781-575-2879

Mailing Addresses:
For questions regarding stock transfers, change of address or lost certificates, or to send stock certificates by regular mail:
Computershare Investor Services
PO Box 43078
Providence, RI 02940-3078

To deliver stock certificates in person or by courier:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Certifications

The Company has submitted to the New York Stock Exchange the certification of the Company's chief executive officers required by Section 303A.12(a) of the New York Stock Exchange listing standards. Additionally, the certifications of the Company's chief executive officers and controller required by Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, have been filed with the Securities and Exchange Commission as Exhibits 31.1, 31.2, and 31.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 2009.

Additional Information

You can access financial and other information about Ralcorp Holdings, Inc. at www.ralcorp.com, including press releases, Forms 10-K and 10-Q as filed with the Securities and Exchange Commission, and Information on Corporate Governance such as the Director Code of Ethics, Standards of Business Conduct for Officers and Employees, and charters of Board committees. You can also request that any of these materials be mailed to you at no charge by calling or writing:

Ralcorp Holdings, Inc.
Attn: Shareholder Services
PO Box 618
St. Louis, MO 63188-0618
Telephone: 314-877-7046

Board of Directors

Bill G. Armstrong
Former Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

David R. Banks
Private Equity Investor

Jack W. Goodall
Private Equity Investor

Kevin J. Hunt
Co-Chief Executive Officer and President, Ralcorp Holdings, Inc.

David W. Kemper
Chairman, President and Chief Executive Officer, Commerce Bancshares, Inc.

Richard A. Liddy
Private Equity Investor

Joe R. Micheletto
Vice-Chairman of the Board, Ralcorp Holdings, Inc.

J. Patrick Mulcahy
Chairman of the Board, Energizer Holdings, Inc.

David P. Skarie
Co-Chief Executive Officer and President, Ralcorp Holdings, Inc.

William P. Stiritz
Chairman of the Board, Ralcorp Holdings, Inc.

David R. Wenzel
Director, Revenue and International, Edward Jones

Corporate Officers

Kevin J. Hunt
Co-Chief Executive Officer and President; and Chief Executive Officer of Bremner Food Group, Inc., Nutcracker Brands, Inc., Ralcorp Frozen Bakery Products, Inc. and The Carriage House Companies, Inc.

David P. Skarie
Co-Chief Executive Officer and President; and Chief Executive Officer of Ralston Foods; and Chief Executive Officer and Interim President of Post Foods

Gregory A. Billhartz
Vice President, General Counsel and Secretary

Thomas G. Granneman
Vice President and Controller

Charles G. Huber, Jr.
Vice President; and President of Ralcorp Frozen Bakery Products

Richard R. Koulouris
Vice President; and President of Bremner Food Group, Inc., The Carriage House Companies, Inc. and Nutcracker Brands, Inc.

Scott Monette
Vice President and Treasurer

Ronald D. Wilkinson
Vice President; and President of Ralston Foods

Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
314-877-7000
www.ralcorp.com

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